As filed with the Securities and Exchange Commission March 21, 2006

Registration No. 333-130100

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

to

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

NEXTEST SYSTEMS CORPORATION

(Exact Name of Corporation as Specified in Its Charter)

Delaware	3825	77-0470150
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Nextest Systems Corporation

1901 Monterey Road, San Jose, CA 95112, (408) 817-7200

(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

Robin Adler

Chief Executive Officer

Nextest Systems Corporation

1901 Monterey Road, San Jose, CA 95112, (408) 817-7200

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to

Victor A. Hebert, Esq. Randall B. Schai, Esq. HELLER EHRMAN LLP 333 Bush Street San Francisco, California 94104 Telephone: (415) 772-6000 Facsimile: (415) 772-6268	Justin L. Bastian, Esq. MORRISON & FOERSTER LLP 755 Page Mill Road Palo Alto, California 94304 Telephone: (650) 813-5600 Facsimile: (650) 494-0792

Approximate date of commencement of proposed sale to the public:  As soon as practicable following the effectiveness of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated March 21, 2006

PROSPECTUS

5,400,000 Shares

Common Stock

This is Nextest Systems Corporation’s initial public offering of its common stock. We are offering 4,000,000 shares and the selling stockholders are offering 1,400,000 shares. We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders. We expect the public offering price to be between $14.00 and $16.00 per share.

Currently, no public market exists for the shares. After pricing of the offering, we expect the shares will be quoted on the Nasdaq National Market under the symbol “NEXT”.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7.

	Per Share	Total

Public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to Nextest Systems Corporation	$	$

Proceeds, before expenses, to the Selling Stockholders	$	$

The underwriters may also purchase up to an additional 600,000 shares from us and 210,000 shares from selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2006.

Merrill Lynch & Co.

Cowen & Company

Needham & Company, LLC

The date of this prospectus is             , 2006.

NEXTEST™ SYSTEMS CORPORATION

SanDisk
2.0

- Reduced Cost of Test
- Optimized Flash Memory Testing
- Highly Flexible Systems Perform Memory, Logic & Analog Test
- Scalable from R&D through Production Test

Magnum GV
5120 pins

Magnum SSV
2560 pins

Magnum SV
1280 pins

Magnum EV
256 pins

Maverick PT
64 pins

* Nextest does not manufacture consumer products. Our testers are utilized in the production of semiconductors used in these products.

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is complete and accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We have registered “Nextest” as our trademark with the U.S. Patent and Trademark Office, and we have applied to register “Maverick” as our trademark. All other trademarks, service marks and tradenames appearing in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and related notes and the risks of investing in our common stock discussed under “Risk Factors” before making an investment decision. References to “we”, “us” and “our” refer to Nextest Systems Corporation.

Nextest Systems Corporation

We design, develop, manufacture, sell and service low-cost, high throughput automated test equipment, or ATE, systems for the semiconductor industry. We address rapidly growing, high volume segments within the semiconductor industry such as the flash memory and flash-based system-on-chip markets. Our ATE systems are also used to test other high growth, high volume integrated circuits, or ICs, such as microcontrollers, smart cards, and field programmable logic devices, or FPGAs. In addition to their use in high volume manufacturing, our highly flexible ATE systems are used by engineers to validate and characterize the performance of ICs during the design process. Our systems are predominantly used by our customers to test semiconductors that are used in a wide range of high growth consumer products, including flash-based portable music players, cellular phones, digital cameras and USB flash drives.

The process of designing and manufacturing ICs for applications such as flash memory is complex and capital-intensive, involving multiple steps. Test is required throughout this process, from research and development, or R&D, through manufacturing to quality assurance. At each step, test is often performed more than once. Testing is a critical component of the cost of manufacturing ICs. According to Gartner, an independent research firm, the market for ATE was $4.8 billion in 2004 and is forecast to grow to $7.1 billion in 2008. This represents a compound annual growth rate of 10.4%.

According to Gartner, the flash memory market is expected to grow from 82.1 billion megabytes in 2004 to 6,510.9 billion megabytes in 2010. This represents a compound annual growth rate of 107.3% for this period. We believe, flash memory megabyte growth is a good indicator of future demand for flash ATE, and a better indicator than flash memory growth measured in either dollar or unit terms, because the number of ATE systems required for flash memory test depends most directly on the number of megabytes produced. Consequently, as the number of flash megabytes continues to grow, the time required to test these increasing megabytes grows proportionately, resulting in an increase in the amount of ATE required. There is not, however, a one-to-one correlation between flash bit growth and ATE demand. Flash memory is available in two types NAND and NOR, with NAND flash memory expected to have the higher growth rate. Our products are used to test both the NAND and NOR types of flash memory. We believe that our recent historical net revenues have been heavily dependent on the faster growing NAND type.

Growth in the flash memory market is driven by the increasing proliferation of flash-intensive consumer digital products such as portable music players, cellular phones, digital cameras, notebooks and USB flash drives. The rapid growth in flash-intensive consumer digital products has in turn been enabled by rapid advances in flash memory technology that has resulted in large increases in memory size coupled with a dramatic reduction in manufacturing costs.

We are headquartered in San Jose, California and have built a global presence, supporting customers from sites in the U.S., Europe and Asia. Since we shipped our first product in 1998, we have grown our business, expanded our products and services and broadened our customer base through internal growth. As of December 31, 2005, we have shipped over 1,500 systems to more than 60 semiconductor companies worldwide that include leading integrated device manufacturers, or IDMs; fabless semiconductor companies; package, assembly and test companies, or PATs; and wafer fabrication foundries. We rely on a small number of customers for a significant portion of our revenues. For the six months ended December 31, 2005, we had net revenue of $36.6 million and net income of $3.3 million compared with net revenue of $27.5 million and net income of $1.7 million for the six months ended December 31, 2004. For the fiscal year ended June 30, 2005, we reported net revenue of $48.4 million and a net loss of $0.3 million compared with net revenue of $44.5 million and net income of $6.3 million for the fiscal year ended June 30, 2004.

Our Solution

We believe our ATE systems provide an optimal combination of cost and performance to a wide segment of the IC marketplace, but particularly for the testing of flash memory and other ICs used in consumer digital products. The key aspects of our solution are:

•	Optimized flash memory testing capabilities. Our ATE architecture and its implementation provide for optimal flash memory testing. The architecture optimizes parallel test performance by providing multiple independent test resources, including central processing units, or CPUs, pattern generators and timing and voltage sources, to each device under test. Our newest generation of ATE systems, the Magnum product, furthers our flash memory test capabilities, providing higher speed testing and lower cost per pin.

•	Reduced IC test costs. A significant number of ICs, particularly those used in consumer digital products, do not need the highest performance test capabilities. Rather, the test requirements for this end market are increasingly moving toward low-cost, high throughput, flexible systems capable of testing ICs that often contain integrated memory, logic and analog elements. Our ATE systems are highly flexible, scalable and easy to maintain and program, further contributing to our low-cost solution.

•	Highly flexible systems. Our ATE systems are equally capable as memory or logic testers. By comparison, many competing systems focus on either logic or memory testing and provide reduced testing capability for the other function. Additionally, our Maverick II system with the Lightning option provides enhanced analog and mixed-signal testing capabilities.

•	Scalability. Our ATE architecture efficiently scales from personal systems with as few as 16 pins to production systems with as many as 5,120 pins. Our scalable architecture enables us to provide multiple system sizes configured with the number of pins that our customers require.

•	Reduced time to market. The architecture of our Magnum system enables us to provide low-cost test systems tailored for both engineering and production applications in a single product family. These low-cost systems allow our customers to afford the number of R&D systems they need, enhancing the efficiencies of the design process. Also, with a single product family spanning engineering and production activities, the same test programs can be used in engineering and production.

Our Strategy

Our objective is to be a leading supplier of ATE systems for flash memory and other high volume, low-cost IC markets. Key elements of our strategy include:

•	Target high volume IC markets such as flash memory. Our ATE systems are optimized for the test challenges of high volume IC markets such as flash memory. We currently focus on ICs used in fast growing consumer products, including portable music players, cellular phones, digital cameras and USB flash drives.

•	Focus on lowering the cost of test. We strive to provide the lowest overall cost of test for semiconductor manufacturers within our target market segments. We focus on offering appropriate test performance levels, as opposed to maximized performance levels, thereby allowing customers to avoid paying for excessive test capabilities. We believe that our ability to provide a lower cost test solution is the key differentiating factor in our strategy. Our cost and performance capabilities allow us to effectively target the high-volume low-cost ICs typically used in consumer digital products.

•	Further penetrate current and new customer base. We intend to continue to build close working relationships with IDMs, fabless semiconductor companies, PATs and wafer fabrication foundries. We have had particular success with customers who use our ATE in their R&D process, and we plan to leverage this installed base in R&D by migrating these customers to production ATE systems. Similarly, we believe that there is a significant opportunity to penetrate new customers as the IC industry becomes increasingly focused on cost and flexibility over maximized performance.

While we believe that we compete favorably in the markets we serve, we face a variety of challenges. The substantial competition we face in the flash memory ATE market, and in other areas where we seek to grow, represents the greatest challenge we face in increasing our market share. Most of our competitors have substantially greater financial and marketing resources than we have and have long-standing relationships with the companies from whom we intend to win business. To achieve our objective of becoming a leading provider of ATE for flash memory and other high volume, low-cost IC markets, we intend to leverage our advantages, including our focus on low cost as the IC industry is increasingly driven by low-cost consumer products; the flexibility, scalability, and throughput of our product architecture; and the relationships we have with our R&D-only customers by migrating them to also use our ATE for production testing. Our business is subject to numerous risks which are more fully described in the section entitled “Risk Factors”, including the cyclical nature of the semiconductor industry, our reliance on a limited number of customers and the potential delays in development of new products.

Company Information

We were incorporated in the State of California on November 7, 1997 and reincorporated in the State of Delaware on March 20, 2006. Our principal executive offices are located at 1901 Monterey Road, San Jose, California 95112, and our telephone number is (408) 817-7200. We maintain a website at www.nextest.com. The information on our website is not part of this prospectus.

The Offering

Common stock offered by:

Nextest Systems Corporation	4,000,000 shares
Selling stockholders	1,400,000 shares
Total	5,400,000 shares

Common stock to be outstanding after this offering	16,886,928 shares

Overallotment option	810,000 shares

Use of proceeds

We intend to use the net proceeds of this offering received by us for general corporate purposes, including working capital and capital expenditures. We will not receive any proceeds from the shares of common stock sold by the selling stockholders. See the discussion of “Use of Proceeds” for a more detailed description.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq National Market symbol	NEXT

The number of shares of our common stock outstanding after this offering is based on 12,886,928 pro forma shares outstanding on December 31, 2005 (after giving effect to the conversion of our Series A convertible preferred stock and Series B mandatorily redeemable convertible stock as described below) and does not take into account:

•	2,031,750 shares issuable upon exercise of outstanding options to purchase our common stock at a weighted average exercise price of $3.84 per share;

•	1,344,059 shares available for future issuance under our stock option plans;

•	500,000 shares reserved for issuance under our employee stock purchase plan; and

•	a 30-day option by the underwriters to purchase up to 600,000 additional shares from us and 210,000 shares from the selling stockholders to cover overallotments.

Unless otherwise indicated, all information in this prospectus:

•	is based on a 1 for 2 reverse split effective on March 20, 2006;

•	reflects our reincorporation in Delaware on March 20, 2006;

•	assumes no exercise of the underwriters’ overallotment option to purchase up to 810,000 shares; and

•	reflects the conversion of all outstanding shares of our Series A convertible preferred stock and Series B mandatorily redeemable convertible stock into 4,262,750 shares of our common stock upon the completion of this offering.

We report results of our operations on the basis of 52 or 53 week periods, ending on the last Saturday in June of each year. Fiscal years 2003, 2004 and 2005 ended on June 28, 2003, June 26, 2004 and June 25, 2005. Fiscal years 2003, 2004 and 2005 were each comprised of 52 weeks. For presentation purposes, we refer in this prospectus and the accompanying financial information to a fiscal year end for each year of June 30. Similarly, for the quarterly reporting periods, we have used for presentation purposes calendar quarter ends.

NEXTEST SYSTEMS CORPORATION

Summary Consolidated Financial Data

The following table summarizes the consolidated financial data for our business. You should read this table along with our consolidated financial statements and related notes and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. We derived the summary consolidated statements of operations data for the fiscal years ended June 30, 2003, 2004 and 2005 from our audited consolidated financial statements included elsewhere in this prospectus.

The consolidated statements of operations data for the six months ended December 31, 2005 and December 31, 2004 and the consolidated balance sheet data as of December 31, 2005 are derived from our interim unaudited consolidated financial statements included elsewhere in this prospectus. This information has been prepared on the same basis as our annual consolidated financial statements. In the opinion of our management, this quarterly information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the information for the periods presented. Past results of operations are not necessarily indicative of future results.

A 1 for 2 reverse split of our common stock became effective on March 20, 2006. Basic and diluted net income (loss) per share and all shares used in calculating such amounts reflect this reverse stock split for all periods presented.

Pro forma basic and diluted net income (loss) per share has been calculated assuming the conversion of all our Series A convertible preferred stock and Series B mandatorily redeemable convertible preferred stock outstanding as of December 31, 2005 into common stock, as if all such shares had converted as of the date of original issuance.

The pro forma consolidated balance sheet data reflects the conversion of all preferred stock outstanding into common stock upon the closing of this offering. The pro forma as adjusted consolidated balance sheet data reflects the conversion of all preferred stock outstanding into common stock upon the closing of this offering, the issuance and sale by us of 4,000,000 shares in this offering at an assumed initial public offering price of $15.00 per share, and the receipt of the related net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses, as if these events occurred as of December 31, 2005.

	Fiscal Years Ended June 30,			Six Months Ended December 31,
	2003	2004	2005	2004	2005
Consolidated Statements of Operations Data:
(in thousands, except per share amounts)
Net revenue	$15,598	$44,450	$48,447	$27,450	$36,630
Gross profit	4,705	23,331	22,920	13,674	18,250
Income (loss) from operations	(7,797)	3,863	(804)	2,557	4,729
Net income (loss)	(6,773)	6,251	(312)	1,725	3,301
Net income (loss) available to common stockholders	$(8,373)	$2,114	$(4,655)	$(782)	$255
Basic and diluted net income (loss) per share available to common stockholders:
Net income (loss) per share—basic	$(1.07)	$0.25	$(0.54)	$(0.09)	$0.03

Net income (loss) per share—diluted	$(1.07)	$0.22	$(0.54)	$(0.09)	$0.03

Shares used in per share calculation—basic	7,816	8,312	8,663	8,630	8,649

Shares used in per share calculation—diluted	7,816	9,457	8,663	8,630	9,486

	Fiscal Year Ended June 30,	Six Months Ended December 31,
	2005	2005
Unaudited pro forma net income (loss) per share:

Pro forma net income (loss) per share—basic	$(0.02)	$0.26

Pro forma net income (loss) per share—diluted	$(0.02)	$0.24

Pro forma shares used in per share calculation—basic	12,926	12,912

Pro forma shares used in per share calculation—diluted	12,926	13,748

	As of December 31, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
Consolidated Balance Sheet Data: (in thousands)
Cash and cash equivalents	$16,896	$16,896	$71,511
Working capital	32,439	32,439	87,054
Total assets	57,557	57,557	112,172
Series B mandatorily redeemable convertible preferred stock	33,785	—	—
Stockholders’ equity	$4,361	$38,146	$92,761

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and all information contained in this prospectus before making an investment decision. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

Our business and operating results could be harmed by the highly cyclical nature of the semiconductor industry and general economic slowdowns.

Our business and operating results depend in significant part upon capital expenditures of manufacturers of semiconductors, which in turn depend upon the current and anticipated market demand for ICs. Historically, the semiconductor industry has been highly cyclical with recurring periods of over-supply, which have often had a severe negative effect on demand for ATE systems, including systems developed and marketed by us. During these periods, we experienced significant reductions and delays in customer orders, which had a material adverse effect on our business and operating results.

Downturns in the semiconductor industry have significant effects on the market for ATE. The impact of downturns on our financial performance is magnified due to the high proportion of fixed costs in our business, including significant R&D, manufacturing and sales costs, which limit our ability to reduce expenses quickly in response to decreases of orders and revenues. If the worldwide economies do not grow, we expect that the growth we have recently experienced may not be sustainable and that our business may be harmed.

Our quarterly revenue and operating results may fluctuate significantly from period to period, and this may cause our stock price to decline.

In the past we have experienced, and in the future we expect to continue to experience, fluctuations in revenue and operating results from quarter to quarter. These fluctuations occur for a variety of reasons, including:

•	demand for and market acceptance of our products as a result of the cyclical nature of the ATE industry or otherwise, often resulting in reduced ATE systems sales during industry downturns and increased sales during periods of industry recovery;

•	fluctuations in demand for flash memory;

•	order cancellations by customers;

•	changes in the timing and terms of product orders by customers;

•	variations in order patterns due to seasonal or annual budget effects;

•	the loss of a significant customer or reduced orders by that customer;

•	delays in acceptance of products by our customers as a result of our failure to meet the customers’ specification;

•	changes in the mix of products that we offer, as well as the relative mix of our product and service offerings, thereby affecting our margins in a particular quarter;

•	delays or problems in the planned introduction of new products;

•	competitive pressures resulting in lower selling prices in our industry;

•	reduced margins as a result of attempts to gain market share by lowering the prices that we charge for our products;

•	adverse changes in the semiconductor and consumer digital products industries, on which we are particularly dependent, which would likely reduce overall demand for ATE, including our products;

•	our competitors’ announcements of new products, services or technological innovations, which can, among other things, render our products less competitive due to the rapid technological change in our industry;

•	disruptions in our manufacturing or in the supply of components to us causing us to delay shipment of products; and

•	provisions to write-off excess or obsolete inventory.

As a result of these factors, we believe that quarter-to-quarter comparisons of our net revenue and operating results may not be meaningful and that these comparisons may not be an accurate indicator of our future performance. Also, sales of a relatively limited number of systems may account for a substantial portion of our orders or net revenue in any particular quarter. Thus, changes in the timing or terms of a small number of transactions could disproportionately affect our operating results in any particular quarter. Moreover, because of the factors listed above and because a significant portion of our expenses are fixed and independent of net revenue in any particular period, it is difficult for us to accurately predict our net revenue and operating results, which may cause our net revenue and operating results in one or more future quarters to be below the expectations of securities analysts or investors. If this occurs, we could experience an immediate and potentially significant decline in the trading price of our stock.

We rely on a small number of customers for a significant portion of our revenues, and the termination of any of these relationships would materially adversely affect our business.

Atmel Corp. accounted for 17% in fiscal 2003, 21% in fiscal 2004, 34% in fiscal 2005 and 7% in the six months ended December 31, 2005 of our net revenue. SanDisk Corp. accounted for 39% in 2003, 26% in 2004, 16% in fiscal 2005 and 26% in the six months ended December 31, 2005 of our net revenue. Further, Hynix accounted for 40% and Samsung for 11% of our net revenue in the six months ended December 31, 2005. Atmel made significant capacity additions of our equipment in the first half of our fiscal year 2005, and at a reduced rate in the second half of fiscal 2005 and the six months ended December 31, 2005. SanDisk was our largest customer in fiscal years 2003 and 2004, and has continued to purchase our products in fiscal 2005 and the six months ended December 31, 2005 at levels comparable to their past orders. The growth in our net revenue since fiscal 2003 has resulted in a lower share of our total net revenue being generated from sales to SanDisk. Our customers are generally not obligated by long-term contracts to purchase our systems, and they frequently evaluate competitive products prior to placing new orders with us. Our customers can cancel or delay orders without any penalties, and because of our reliance on a small number of large customers we cannot effectively require them to pay cancellation charges when canceling or rescheduling their orders with us. The semiconductor industry is highly concentrated, and a small number of companies account for a substantial portion of the purchases of ATE systems generally, including our ATE systems. Consequently, our business and operating results would be materially adversely affected by the loss of, or any reduction in orders by, any of our significant customers, particularly if we were not able to replace that lost revenue with additional orders from new or existing customers.

If demand for flash memory does not continue to rise, our business may be harmed.

The sales of our ATE systems depend significantly on the demand for products incorporating flash memory ICs, such as portable music players, cellular phones, digital cameras, notebooks and USB flash drives. If these markets begin to experience slower growth rates, demand for our products will decline, and we will be increasingly dependent on the development of new markets. There can be no assurance that new markets will develop and grow fast enough, or that our ATE will be competitive in the new markets that develop. In addition, the semiconductor industry may develop alternative technologies that may make the use of flash memory less prevalent. A reduction in the demand for flash memory would likely result in a reduction in the demand for our products and could harm our business.

Delays in our ability to obtain customer acceptance for our products would delay the recognition of revenue by us.

Customer purchase orders for our ATE products may require; (1) customer acceptance and/or (2) us to meet customer-specific criteria before the system is accepted by the customer. When a customer purchase order includes obtaining customer acceptance and/or meeting customer-specific criteria, revenue is deferred and recognized only when customer acceptance has been received and/or we have a history of satisfactory customer acceptance and we test the product to customer-specific criteria before delivery. While purchase orders for any of our products may contain such criteria, the likelihood that they will be included is higher when a product is new to the marketplace, or when an existing product is sold for the first time to a new customer. If we are not able to meet customer acceptance criteria in a timely manner, the recognition of revenue from these sales would be delayed.

If our Magnum system does not continue to achieve market acceptance, our revenue growth and profitability will be limited.

Our future financial performance is highly dependent on our ability to sell our Magnum system to new customers as well as our ability to increase sales to existing customers. Customer expense in transitioning to a new ATE system can be significant. Certain prospective customers may be unwilling, or unable, to bear the increased costs of transitioning to a new ATE system. This may make it difficult for us to market and sell Magnum. Furthermore, the competition we face frequently changes as new competitive product offerings are brought to market. We may not be able to transition new customers to our Magnum system or to compete successfully against the future offerings of our competitors.

In addition, if Magnum has actual or perceived reliability, quality, functionality or other problems, we may suffer reduced orders, higher manufacturing costs, inability to recognize revenue, delays in collecting accounts receivable and higher service, support and warranty expenses or inventory write-offs, among other effects. We believe that the acceptance, volume production, timely delivery and customer satisfaction of Magnum is of significant importance to our future financial results. As a result, any inability to correct any technical, reliability, parts shortages or other difficulties or to manufacture and ship Magnum or any future product on a timely basis meeting customer requirements could damage our relationships with current and prospective customers and would materially adversely affect our business, financial condition and results of operations.

If we do not develop and maintain new customer relationships, our ability to generate revenue growth will be adversely affected.

Our ability to increase our sales will depend in part upon our ability to obtain orders from new customers. Obtaining orders from new customers is difficult because some semiconductor manufacturers select one vendor’s systems for testing an entire generation of ICs and make substantial investments to develop related test program software and interfaces. Once these semiconductor manufacturers have selected an ATE system vendor, they are likely to continue to purchase test systems from that vendor. Further, some of our target customers may prefer larger, more established vendors. If we are unable to obtain new customers that adopt and implement our products and technology, our business will be harmed.

We face additional difficulties in our efforts to develop new customer relationships abroad. Nationalistic buying practices could favor local competitors or non-local competitors with larger presence in local economies than we have. As a result, we may be forced to partner with local companies in order to compete for business and such arrangements, if available, may negatively impact our financial performance.

We face substantial competition which, among other things, may lead to price pressure and adversely affect our sales and results of operation.

We face substantial competition throughout the world. Our direct competitors include Advantest Corporation, Agilent Technologies Inc., Yokogawa Electric Corporation, Credence Systems Corporation, Eagle

Test Systems, Inc., LTX Corporation, and Teradyne, Inc. Most of our competitors have substantially greater financial resources and more extensive engineering, manufacturing, marketing and customer support capabilities than we do. Our relatively small size gives us less leverage with component and service vendors than our larger competitors have. Also, some of our larger competitors, having greater resources, may be more willing or able than we are to put capital at risk to win business, for example, by loaning or providing equipment at no charge to customers. We expect our competitors to continue to improve the performance of their current products and to introduce new products, technologies or services that could adversely affect sales of our current and future products and services. Furthermore, some of our competitors have a greater presence abroad than us, which makes it more difficult for us to compete for foreign customers.

In order to gain market share, we may be required to reduce the price of our products, and we may not be able to offset the effect of lower prices through improved absorption of indirect manufacturing costs or reduced direct product costs. This would result in a lower gross profit as a percent of net revenue.

Our competitors may also elect to reduce the price of their products leading to a reduction in average selling prices throughout our industry. Alternatively, our competitors could introduce competing low-cost ATE systems and sell them at a loss. The overall demand for production test equipment is not likely to substantially increase as prices are reduced. Accordingly, price reductions by our competitors may force us to lower our prices, as demand for ATE stays the same. This may limit our opportunities for growth and negatively impact our financial performance.

Some of our competitors provide a bundled solution to the customer, which includes an ATE system and other components of the test platform. In addition, some components of the test platform provided by our competitors may be incompatible with our ATE system or unavailable for sale with our products. We may not be able to compete effectively with these competitors.

Variations in the amount of time it takes for us to sell our systems may cause fluctuations in our net revenue and operating results.

Variations in the length of our sales cycles could cause our net revenue, and therefore our business, financial condition, operating results and cash flows, to fluctuate widely from period to period. These variations often are based upon factors partially or completely outside our control. The factors that affect the length of time it takes for us to complete a sale depend upon many elements including:

•	customer-specific acceptance criteria that customers may place upon our products;

•	the complexity of the customer’s fabrication processes;

•	the willingness of customers to adopt new product platforms or products;

•	the internal technical capabilities and sophistication of the customer; and

•	the capital expenditures of our customers.

As a result of these and a number of other factors influencing our sales cycles with particular customers, the period between our initial contact with a potential customer and the time when we recognize revenue from that customer, if ever, varies widely. Our product sales cycles typically can range from six to 12 months. Sometimes our sales cycles can be much longer, particularly when the sales cycle involves developing new applications for our systems, new technology or the introduction of new products. During these cycles, we commit substantial resources to our sales efforts before receiving any revenue, and we may never receive any revenue from a customer despite these efforts.

Our dependence on subcontractors and single and sole source suppliers may prevent us from delivering an acceptable product on a timely basis.

We rely on subcontractors to manufacture certain subassemblies for our products, and we rely on single source suppliers, some of whom are relatively small in size, for many of the components we use in our products. Many of our products contain some components from sole source suppliers, and some of the parts we use are not readily available from alternate suppliers due to their unique design. For example, we rely on one small supplier with limited operating history for an electronic component used in our Magnum product. If this supplier cannot provide this component on a timely basis, at the same price or at all, our ability to manufacture the Magnum system will suffer.

Should any of our single and sole source suppliers cease manufacture of any of the components that we use in our design and manufacturing, we would have to identify and qualify acceptable replacements from alternative sources of supply, or manufacture these components internally or redesign our products to eliminate the unavailable component. Since the manufacturing of certain components and subassemblies is an extremely complex process, the process of qualifying new subcontractors and new suppliers, or initiating manufacturing internally for these complex components, is a lengthy process and could also materially adversely affect our business, financial condition and results of operations.

In addition to discontinuing parts, suppliers may also extend lead time or increase prices due to capacity constraints or other factors. In order to secure components for the production of products, we may enter into non-cancelable purchase commitments with vendors, or at times make advance payments to suppliers, which could impact our ability to adjust our inventory to declining market demands. Prior commitments of this type may result in an excess of parts as demand for our products decreases. Our reliance on subcontractors gives us less control over the manufacturing process and exposes us to significant risks, especially inadequate capacity, late delivery, substandard quality and high costs. Additionally, we do not have written supply agreements with our subcontractors and suppliers and generally they are under no obligation to provide us with material for as long as our requirements may exist. As a result, the loss or failure to perform by any of these providers could adversely affect our business and operating results.

Continued advances in IC technology may render our products and services uncompetitive.

The IC industry into which we sell our products is characterized by rapid technological changes, frequent new product introductions and evolving industry standards. The success of our product and service offerings will depend on several factors, including our ability to:

•	properly identify customer needs and anticipate technological advances and industry trends;

•	innovate, develop and commercialize new technologies and applications in a timely manner;

•	adjust to changing market conditions; and

•	differentiate our offerings from those of our competitors.

Our products are used by our customers to develop, test and manufacture their new, as well as current, products. We therefore must anticipate industry trends and develop products in advance of the commercialization of our customers’ products. Development of new products generally requires a substantial investment before we can determine the commercial viability of these innovations. In addition, new methods of testing ICs such as built in self-test, design for test, or structural test initiatives could create the need for a different ATE system or system architecture than we have developed and render our products uncompetitive or obsolete. Any of these factors could materially adversely affect our business, financial condition and results of operations.

If we fail to adequately predict our customers’ needs and technological advances, we may invest heavily in R&D of products and services that do not lead to significant revenue, or we may fail to invest in technology necessary to meet changing customer demands. Without the timely introduction of new products, services and enhancements that reflect these changes, our products and services would likely become technologically obsolete, and our net revenue and operating results would suffer.

Third parties may claim we are infringing their intellectual property and we could suffer significant litigation or licensing expenses or be prevented from selling our products or services.

Third parties may claim that we are infringing their intellectual property rights. Any litigation regarding patents or other intellectual property could be costly and time-consuming and divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements. However, there is no assurance we will be able to obtain royalty or license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and sale of certain of our products and services.

Third parties may infringe our intellectual property and we may expend significant resources enforcing our rights or suffer competitive injury.

Our success depends, in part, on our ability to protect our proprietary rights and technology. We rely on a combination of copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our business and operating results.

We currently have one United States patent issued, seven patent applications filed in the United States and 11 foreign patent applications pending. Our pending patent applications may not be allowed or competitors may challenge the validity or scope of these patent applications. In addition, our patents may not provide us with a significant competitive advantage.

We may be required to spend significant resources to monitor and protect our intellectual property rights. Monitoring the unauthorized use of our products or intellectual property is difficult and litigation may be necessary in the future to enforce our intellectual property rights. Regardless of the merits of any claim, litigation is expensive and time-consuming and could divert our management’s attention from our business operations. We may not be successful in any litigation or in our actions to enforce our intellectual property rights, may not be able to detect any infringement and, as a result, may lose competitive position in the market. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share in those countries. Accordingly, we may not able to protect against unauthorized use of our technology by third parties, which could materially harm our business.

If we fail to manage our growth, our business will suffer.

The addition of Magnum to our product offering has required significant expansion to address growth and diversification in our customer base and market opportunities, particularly with large internationally based customers. In order to serve this expanded customer base, we have added to our organizations in Asia and will need to make further additions to these organizations in the future. This expansion may place a strain on our operational and financial resources. Furthermore, some of our officers or senior management personnel have no prior senior management experience at public companies. Additionally, we need to properly implement and maintain our financial and managerial controls, reporting systems and procedures, including the increased internal reporting controls and procedures required by the Sarbanes-Oxley Act of 2002 which we will need to begin complying with once we become a public company. These complexities could disrupt our business, distract our management and employees or increase our costs. If we are unable to manage growth effectively, our business, financial condition and results of operations would be affected adversely.

Failure to plan the production of products accurately or failure to estimate our customers’ demand could adversely affect our inventory levels and our income.

Given the cyclical nature of the markets in which we participate, we cannot reliably predict future revenue or profitability. Delivery expectations of our customers are significantly shorter than the time required to purchase components and assemble products. Accordingly, we must order components and build some inventory before we actually receive a purchase order. Our income could be harmed if we are unable to adjust our purchases to market fluctuations, including those caused by the seasonal or cyclical nature of the semiconductor market in which we operate. The sales of our products are dependent, to a large degree, on customers who are subject to cyclical trends in the demand for their products. During a market upturn, our results could be materially and adversely impacted if we do not correctly anticipate demand from our customers, or if we cannot increase our purchases of components parts and services quickly enough to meet increasing demand for our products.

In addition, purchase orders we receive from our customers may be cancelled or postponed, generally without penalty to the customer. If we do not obtain orders as we anticipate, we could have excess inventory that we would not be able to sell, likely resulting in inventory write-downs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if we do not successfully manage the introduction of our new products, our backlog and our inventory of existing products may be affected as our customers switch to our new products. If demand for our new products is higher than we anticipated, we might have insufficient quantities for sale of the product that customers want to buy. If demand is less than we expect, we may experience excess inventories of our new products. In addition, if some of our customers cancel their current orders for our old products in anticipation of our new products, we may have additional excess and obsolete inventories and be forced to incur additional charges.

Backlog is not necessarily indicative of our results in any future period.

At December 31, 2005, our backlog of unfilled orders for all products and services was $16.2 million, compared with $10.9 million at December 31, 2004. While backlog is calculated on the basis of purchase orders, orders may be subject to cancellation or delay by the customer with limited or no penalty. Our backlog at any particular date, therefore, is not necessarily indicative of actual sales which may be generated for any succeeding period. Historically, our backlog levels have fluctuated based upon the ordering patterns of our customers and changes in our manufacturing capacity. Furthermore, our backlog may be affected by our limited visibility in the semiconductor capital equipment industry and potential delays of delivery dates by our customers. These potential delays or cancellations by our customers may have a materially negative effect on our results of operations.

Products that do not meet customer specifications or contain defects that harm our customers could damage our reputation and cause us to lose customers and revenue.

The complexity and on-going development of our products could lead to design or manufacturing problems. Our ATE systems may fail to meet our customers’ technical requirements, or may contain defects, which cause damage to our customers’ production lines or facilities. Any of these problems may harm our customers’ businesses. If any of our products fail to meet specifications or have reliability or quality problems, our reputation could be damaged significantly and customers might be reluctant to buy our products, which could result in a decline in net revenue, an increase in product returns and the loss of existing customers or failure to attract new customers. In addition, if any of our products fail to accurately test our customers’ products, it may result in our customers shipping faulty ICs. Besides damaging our reputation, our customers may sue us for any consequential damages they incur as a result of such problems in our ATE systems. These problems may adversely affect customer relationships, as well as our business, financial condition and results of operations.

Economic, political and other risks associated with international sales and operations, particularly in Asia, could adversely affect our sales.

Since we sell our products and services worldwide, our business is subject to risks associated with doing business internationally. Our revenue originating outside of North America, including export sales from our United States manufacturing facilities to foreign locations, as a percentage of our total net revenue, was 62.7% in fiscal year 2003, 61.7% in fiscal year 2004, 58.5% in fiscal year 2005 and 85.5% in the six months ended December 31, 2005. These international sales will continue to be subject to certain risks, including:

•	changes in regulatory requirements;

•	tariffs, trade protection measures, import or export licensing requirements and other barriers;

•	political and economic instability;

•	the adverse effect of fears surrounding outbreaks of Avian flu, recurrence of severe acute respiratory syndrome, or SARS, or other diseases, on our business and sales and that of our customers and suppliers, especially in Asia;

•	natural disasters affecting the regions in which we sell products;

•	foreign currency exchange rate fluctuations and their impact on the delivered costs of our U.S. dollar denominated products to foreign customers;

•	effective management of our foreign subsidiaries and operations;

•	potential adverse tax expenses;

•	collection of our accounts receivable; and

•	protection of our intellectual property rights.

In particular, many international economies have been highly volatile in the past, resulting in significant fluctuations in local currencies and other instabilities. Several countries in which we sell products in Asia have been affected by the occurrence of Avian flu, SARS and other diseases. These instabilities continue and may occur again in the future. Our exposure to the business risks presented by the economies of Asia will increase to the extent that we continue to expand our operations in that region. An outbreak of Avian flu, SARS or other diseases could result in delay in customer acceptance of our products or prevent us from installing or servicing our products sold in the affected region.

We are also subject to the risks associated with the imposition of domestic and foreign legislation, regulations and currency restrictions relating to the import or export of semiconductor manufacturing equipment and software products. We cannot predict whether the import and export of our products will be adversely affected by changes in, or enactment of new quotas, duties, taxes or other charges or restrictions imposed by the United States or any other country in the future. Any of these factors or the adoption of restrictive policies could have a material adverse effect on our business, financial condition or results of operations.

Furthermore, international turmoil, exacerbated by the situations in Iraq, Iran and North Korea, tensions in Israel and civil war in the Philippines have contributed to an uncertain political and economic climate, both in the United States and globally, which may affect our ability to generate revenue on a predictable basis. In addition, terrorist attacks and the threat of future terrorist attacks, both domestically and internationally, have negatively impacted worldwide economies. As we sell products both in the United States and internationally, the threat of future terrorist attacks may adversely affect our business. These conditions make it difficult for us and for our customers to accurately forecast and plan future business activities and could have a material adverse effect on our business, financial condition and results of operations.

The semiconductor labor market is very competitive and our business will suffer if we are not able to hire and retain key personnel.

Our business is dependent on technology expertise which only a very limited number of engineers possess. The loss of any of our key employees, including Robin Adler, our Chief Executive Officer, Tim Moriarty, our Vice President of Sales and Marketing, or Craig Foster, our Vice President of Engineering, or a broader loss of any of our employees who are highly-skilled in our specialized sector of IC test technology, would materially adversely affect our business, financial condition and results of operations. Because of our small size, it is more difficult for us to hire and retain qualified personnel. In addition, competition for qualified personnel in the technology and public company financial reporting areas is intense and we operate in several geographic locations where labor markets are particularly competitive, including the San Francisco Bay Area region where our headquarters and central R&D laboratories are located.

If our facilities were to experience catastrophic loss, including natural disasters, our operations would be seriously harmed.

Our operations and those of our customers, suppliers and subcontractors are vulnerable to interruptions by fire, flood, earthquake, power loss, terrorist attack, outbreak of infectious diseases, war and other events beyond our control. Our facilities could be subject to a catastrophic loss caused by natural disasters, including fires and earthquakes. In particular, we have significant facilities in areas with above average seismic activity, such as our production facilities and headquarters in California. We have one facility in San Jose, California, where we perform important components of our manufacturing process, and all final assembly and test prior to customer shipment. We have no back up location for this facility. If this facility were to experience a catastrophic loss, it could disrupt our operations, delay production and shipments, reduce revenue and result in large expenses to repair or replace the facility. We do not carry insurance or financial reserves for interruptions or potential losses arising from earthquakes or terrorism. A catastrophic event that results in the destruction of any of our critical business or information technology systems could severely affect our ability to conduct normal business operations and as a result, our business and future operating results could be adversely affected.

We may incur a variety of costs to engage in future acquisitions of companies, products or technologies and the anticipated benefits of those acquisitions may never be realized.

We may make acquisitions of, or significant investments in, complementary companies, products or technologies, although no acquisition or investments are currently pending. Any future acquisitions would be accompanied by risks such as:

•	difficulties in assimilating the operations and personnel of acquired companies;

•	diversion of our management’s attention from on-going business concerns;

•	our potential inability to maximize our financial and strategic position through the successful incorporation of acquired technology and rights into our products and services;

•	additional expense associated with amortization of acquired assets;

•	maintenance of uniform standards, controls, procedures and policies;

•	impairment of existing relationships with employees, suppliers and customers as a result of the integration of new management personnel;

•	dilution to our stockholders in the event we issue stock as consideration to finance an acquisition; and

•	increased leverage if we incur debt to finance an acquisition.

To date, we have limited experience effecting or managing the integration of acquisitions and investments. As a result, we may not be able to successfully integrate any business, products, technologies or personnel that we might acquire in the future and our failure to do so could harm our business.

Failure to raise additional capital on favorable terms, or at all, may prohibit us from expanding our operations and investing in new products.

We anticipate that our existing capital resources will enable us to meet our current operating cash needs for the next 12 months. However, our future capital requirements will depend on many factors, including working capital needs, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, the cost to ensure access to adequate manufacturing capacity and the market acceptance of our products. To the extent that existing cash and cash equivalents, together with any cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financings.

Our Series B Preferred Stock (the “Series B Preferred”) has a mandatory redemption provision. The estimated redemption value of the Series B Preferred, as determined on December 31, 2005, is $41.2 million (unaudited). The Series B Preferred stockholders had an option to redeem upon a majority of the stockholders making such an election 60 days prior to November 29, 2005. On December 22, 2004, the Series B Preferred stockholders agreed to change the date of the redemption option from November 29, 2005 to November 29, 2006. Each share of the outstanding preferred stock will automatically convert to common stock if this offering is consummated and such offering is at least $25 million and $10.00 per share. If this offering is not consummated, we will either need to obtain a modification of the redemption date from the Series B Preferred stockholders or otherwise raise additional capital.

Future equity financings could be dilutive to the existing holders of our common stock. Future debt financings could involve restrictive covenants. We may not be able to obtain financing with favorable interest rates. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products and services, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements, which could materially adversely affect our business, financial condition and results of operations.

Risks Related to the Offering

Our securities have no prior trading history and we cannot assure you that our stock price will not decline after the offering.

Before this offering, there has not been a public market for our common stock and an active public market for our common stock may not develop or be sustained after this offering. The market price of our common stock could be subject to significant fluctuations after this offering. Among the factors that could affect our stock price are:

•	quarterly variations in our operating results;

•	our ability to continue to successfully sell Magnum, to develop and introduce other new products, and to manage new product transitions;

•	fluctuations in demand for flash memory;

•	changes in net revenue or earnings estimates or publication of research reports by analysts;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	loss of any major customer;

•	actions by our competitors that result in us losing business;

•	announcements relating to any of our key customers, significant suppliers or the semiconductor manufacturing and capital equipment industry generally;

•	loss of key employees;

•	general market conditions and the cyclical nature of the semiconductor industry;

•	domestic and international factors unrelated to our performance; and

•	any of the other risk factors described in this section.

The stock markets in general, and the markets for technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In particular, you may not be able to resell your shares at or above the initial public offering price, which will be determined by negotiations between representatives of the underwriters and us.

Our officers, directors and principal stockholders will control 51.6% of our common stock after this offering and will be able to significantly influence corporate actions.

After this offering, our officers, directors and principal stockholders will control approximately 51.6% of our common stock. As a result, these stockholders, acting together, will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. In addition, this significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages to owning stock in companies with controlling stockholders.

Securities analysts may not initiate coverage of our common stock or may issue negative reports and this may have a negative impact on our common stock’s market price.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. If securities analysts do not cover our common stock after the completion of this offering because of our small size, the lack of research coverage may adversely affect our common stock’s market price. If one or more of the analysts who cover us downgrades our stock, our stock price would likely decline rapidly. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, rules mandated by the Sarbanes-Oxley Act of 2002 and a global settlement reached in 2003 between the SEC, other regulatory agencies and a number of investment banks, will lead to a number of fundamental changes in how analysts are reviewed and compensated. In particular, investment banking firms may contract with independent financial analysts for their stock research. It may be difficult for companies with smaller market capitalizations, such as ours, to attract independent financial analysts that will cover our common stock. This could have a negative effect on our market price.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market following this offering could harm the market price of our common stock. As additional shares of our common stock become available for resale in the public market, the supply of shares of our common stock will increase, which could decrease the price. There will be approximately 11.4 million additional shares of our common stock eligible for sale beginning 180 days after the effective date of this prospectus, as lock-up arrangements between our stockholders and the underwriters expire. This number includes approximately eight million shares of common stock that are subject to registration rights.

The underwriters may have a conflict of interest in connection with this offering.

Affiliates of Needham & Company, LLC; Cowen & Co., LLC and Merrill Lynch & Co., which are acting as underwriters in this offering, are beneficial owners, as determined under SEC rules, of an aggregate of 2,400,000 shares, or 28.2%, 1,028,000 shares, or 12.1%, and 800,000 shares, or 9.4%, respectively, of our outstanding preferred stock. Beneficial ownership under SEC rules includes the right to vote or dispose of a security. As a result, the underwriters may have a conflict of interest in connection with this offering. In determining conflict of interest issues, the Conduct Rules of the National Association of Securities Dealers, Inc. (the “NASD”) requires consideration of only those shares in which there is an economic or pecuniary interest to the underwriter, as compared to having the right to vote or dispose of a security. As determined by the Conduct Rules of the NASD, affiliates of Needham & Company, LLC and Merrill Lynch & Co., have an economic interest in approximately 2.0% and 9.4%, respectively, of our outstanding preferred stock; however, entities affiliated with Cowen & Co., LLC have an economic interest in an aggregate of approximately 11.3% of our outstanding preferred stock. Needham & Company, LLC’s and Cowen & Co., LLC’s economic interest in our preferred stock is lower than their beneficial ownership as determined by SEC rules because of the structure of their holdings through limited partnerships. Because Cowen & Co., LLC has an economic interest in more than 10% of our outstanding preferred stock, it may be deemed to have a conflict of interest with us pursuant to Rule 2720(b)(7) of the Conduct Rules of the NASD. The circumstances described above may present a conflict of interest because certain of the underwriters participating in this offering may have an interest in the successful completion of this offering in addition to the underwriting discounts and commissions they expect to receive, potentially resulting in a higher public offering price. Accordingly, we are conducting this offering pursuant to the applicable provisions of Rule 2720 of the Conduct Rules of the NASD. Rule 2720 of the Conduct Rules of the NASD provides that, among other things, when a NASD member firm participates in an offering of securities of a company of which the member is an affiliate or with which the member has a conflict of interest, the initial public offering price can be no higher than that recommended by a “qualified independent underwriter.” Needham & Company, LLC, who beneficially owns less than 5% of our outstanding preferred stock as determined by the Conduct Rules of the NASD, is serving as the qualified independent underwriter in this offering and will recommend a price in compliance with the requirements of Rule 2720(c)(3)(A) of the Conduct Rules of the NASD. The initial public offering price for our shares of common stock to be sold in this offering will be no higher than the price recommended by Needham & Company, LLC, in its capacity as the “qualified independent underwriter” with respect to this offering.

We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations.

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC and the Nasdaq Stock Market, will result in increased costs to us. Because of our size, this additional cost is significant as a percentage of our total net revenue. The new rules could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. The estimates we have made of the additional costs related to these new rules and regulations or the timing of such costs could be wrong, and we could be forced to spend more than we have estimated.

Changes in or interpretations of accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.

Accounting methods and policies of semiconductor capital equipment manufacturing companies are subject to review, interpretation and guidance from relevant accounting authorities, including the SEC. For example, the Financial Accounting Standards Board or, FASB, has issued Statement of Financial Accounting Standard 123 (revised 2004), or SFAS 123(R) that is effective for us for our interim period beginning January 1, 2006. SFAS 123(R) requires us to expense on the date of grant the fair value of stock options. This will result in an increase in our operating expenses. As a result, we may choose to reduce our reliance on stock options as a compensation tool. If we reduce our use of stock options and do not adopt other forms of compensation, it may be more difficult for us to attract and retain qualified employees. If we do not reduce our reliance on stock options, our operating expenses would increase. For a company of our relatively small size to stay competitive in the San Francisco Bay Area region, we rely on stock options to retain existing employees and attract new employees. Although we believe that our accounting practices are consistent with current accounting pronouncements, changes to or interpretations of accounting methods or policies in the future may require us to adversely revise how our financial statements are prepared.

If we fail to maintain adequate internal control over financial reporting, if we are unable to timely complete our assessment of the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm cannot attest to our assessment of our internal control over financial reporting we could be subject to regulatory sanctions and a loss of public confidence and the trading price of our stock could be negatively impacted.

Effective internal reporting controls are necessary for us to provide reliable financial reports and effectively detect and prevent fraud. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required beginning with our fiscal year ending June 30, 2007 to include in our annual report our assessment of the effectiveness of our internal control over financial reporting. Furthermore, our registered independent public accounting firm will be required to report on our assessment of the effectiveness of our internal control over financial reporting and separately report on the effectiveness of our internal control over financial reporting. We have not yet completed our assessment of the effectiveness of our internal control over financial reporting. If we fail to timely complete this assessment, or if our independent registered public accounting firm cannot attest to our assessment, we could be subject to regulatory sanctions and a loss of public confidence. Also, the lack of effective internal control over financial reporting may adversely impact our ability to prepare timely and accurate financial statements.

Anti-takeover provisions in our charter, bylaws and under Delaware law may make an acquisition of us or a change in our management more difficult, even if an acquisition or a management change would be beneficial to our stockholders.

Provisions in our charter and bylaws may delay or prevent a change in our management. Some of these provisions allow us to issue preferred stock without any vote or further action by the stockholders and require advance notification of stockholder proposals and nominations of candidates for election as directors. Our bylaws provide that special meetings of the stockholders may be called only by our Chairman, President, the board of directors or holders of not less than 20% of our common stock. These provisions may prevent or delay a change in our board of directors or our management, which is appointed by our board of directors. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. Section 203 may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our charter, bylaws and under Delaware law could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

We may spend a substantial portion of the net proceeds of this offering in ways that do not yield a favorable return.

We have broad discretion to allocate the net proceeds from this offering. As a result, investors in this offering will be relying upon our judgment with only limited information about our specific intentions regarding the use of proceeds. We cannot assure you that the proceeds will be applied in a manner that yields a favorable return. Furthermore, if we are successful in our business, we may require additional cash due to working capital and other needs sooner than anticipated. Such additional cash may not be available on favorable terms, or at all.

New investors will experience immediate and substantial dilution in the value of their common stock following this offering.

The assumed initial public offering price is substantially higher than the tangible book value per share of our common stock. Investors purchasing common stock in this offering will, therefore, incur immediate dilution of $9.51 in net tangible book value per share of common stock, based on an assumed initial public offering price of $15.00 per share. Investors will also incur additional dilution upon the exercise of outstanding stock options. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of liquidation. You will also incur dilution to the extent that the underwriters exercise their overallotment option. See “Dilution” for a more complete description of the dilution that you will incur.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary”, “Risk Factors”, “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our estimated use of the proceeds of this offering;

•	our estimates for future performance;

•	our estimates for market acceptance of Magnum and other new products;

•	the demand for flash memory;

•	our estimates regarding the growth of the semiconductor and ATE markets; and

•	our estimates regarding our capital requirements and our needs for additional financing.

In some cases, you can identify forward-looking statements by terms such as “anticipates”, “believes”, “could”, “estimates”, “expects”, “may”, “plans”, “potential”, “predicts”, “projects”, “should”, “will”, “would” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors”. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update such forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in such forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

At an assumed initial public offering price of $15.00 per share, we will receive $54.6 million from our sale of shares of common stock in this offering, after deducting estimated offering expenses of approximately $1.2 million, that includes $0.3 million of offering expenses paid by us on behalf of the selling shareholders, and the underwriting discount. At an assumed initial public offering price of $15.00 per share, the selling stockholders will receive $19.5 million from their sale of 1,400,000 shares of common stock in this offering, after deducting the underwriting discount. We will not receive any portion of the net proceeds received by the selling stockholders from the sale of their shares. None of the net proceeds to us will be paid to our affiliates. If the underwriters exercise their overallotment option in full, we will receive an additional $8.4 million in net proceeds at an assumed public offering price of $15.00 per share.

The principal purposes of this offering are to create a public market for our common stock, to facilitate our future access to the public capital markets and to provide us with flexibility in the future, including the flexibility to acquire additional businesses, products or technologies either with the net proceeds from this offering or through the publicly traded common stock we create through this offering. We have no present intention to acquire any such businesses, products or technologies. We intend to use the net proceeds of this offering for general corporate purposes, including working capital and capital expenditures. Capital expenditures may include the expansion of our facilities. Prior to using the net proceeds from this offering for these purposes, we intend to invest the funds in liquid, interest bearing, investment grade securities.

Management’s plans for the proceeds of this offering are subject to change due to unforeseen cash requirements. We cannot specify with certainty the particular uses for the net proceeds to be received upon completion of this offering. Accordingly, our management team will have broad discretion in using the net proceeds of this offering.

DIVIDEND POLICY

Since our incorporation, we have not declared or paid any cash dividends on our common stock and do not expect to do so in the foreseeable future. We currently intend to retain all available funds for use in the operation and expansion of our business.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2005 on an actual, pro forma and pro forma as adjusted basis. This table does not include:

•	2,031,750 shares issuable upon exercise of outstanding options to purchase our common stock at a weighted average exercise price of $3.84 per share;

•	1,344,059 shares available for future issuance under our stock option plans; and

•	500,000 shares reserved for issuance under our employee stock purchase plan.

The pro forma information assumes the automatic conversion of all our outstanding shares of Series A convertible preferred stock and Series B mandatorily redeemable convertible preferred stock into 4,262,750 shares of common stock upon the completion of this offering.

The pro forma as adjusted information gives effect to the sale in this offering of 4,000,000 shares of common stock at an assumed initial public offering price of $15.00 per share, less underwriting discounts and commissions and estimated offering expenses payable by us of $1.2 million that includes $0.3 million of offering expenses paid by us on behalf of the selling shareholders. The pro forma as adjusted information also assumes the automatic conversion of all our outstanding shares of Series A convertible preferred stock and Series B mandatorily redeemable convertible preferred stock into 4,262,750 shares of common stock upon the completion of this offering.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and the financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
	($ in thousands)
Series B mandatorily redeemable convertible preferred stock: $2.50 par value; authorized: 8,000,000 shares actual, no shares pro forma or pro forma as adjusted; issued and outstanding: 8,000,000 shares actual, no shares pro forma or pro forma as adjusted	$33,785	$—	$—
Stockholders’ equity:
Series A convertible preferred stock, $3.00 par value; authorized: 500,000 shares actual, no shares pro forma or pro forma as adjusted; issued and outstanding: 500,000 shares actual, no shares pro forma or pro forma as adjusted	1,490	—	—
Common stock:
$0.001 par value; authorized: 85,000,000 shares actual, pro forma and pro forma as adjusted; issued and outstanding: 8,624,178 shares actual, 12,886,928 shares pro forma and 16,886,928 shares pro forma as adjusted	9	13	17
Additional paid in capital	4,739	40,010	94,965
Deferred stock-based compensation	(1,877)	(1,877)	(1,877)
Retained earnings (deficit)	—	—	(344)

Total stockholders’ equity	4,361	38,146	92,761

Total capitalization	$38,146	$38,146	$92,761

DILUTION

The pro forma net tangible book value of our common stock as of December 31, 2005 was $38.1 million, or approximately $2.96 per share. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities divided by the pro forma number of shares of our common stock outstanding on a pro forma basis to give effect to the automatic conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of this offering.

After giving effect to the sale by us of 4,000,000 shares of our common stock in this offering at an assumed initial public offering price of $15.00 per share, less the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2005 would have been $92.8 million, or approximately $5.49 per share. This represents an immediate increase in pro forma net tangible book value of $2.53 per share to existing stockholders and an immediate dilution of $9.51 per share to new investors purchasing our common stock in this offering.

The following table illustrates the per share dilution to new investors:

Assumed initial public offering price per share		$15.00
Pro forma net tangible book value per share as of December 31, 2005	$2.96
Increase in pro forma net tangible book value per share attributable to this offering	2.53

Adjusted pro forma net tangible book value per share after this offering		5.49

Dilution in per share to new investors in this offering		$9.51

After this offering and assuming the exercise in full of all options outstanding and exercisable as of December 31, 2005, our adjusted pro forma net tangible book value per share as of December 31, 2005 would be $5.32 per share, representing an immediate increase in net tangible book value of $2.36 per share to existing stockholders and an immediate dilution in net tangible book value of $9.68 per share to new investors.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2005, the differences between the number of shares of common stock purchased from us, the total price and the average price per share paid by existing stockholders and by the new investors, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $15.00 per share. (In thousands, except percentages):

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing common and preferred stockholders	12,887	76%	$21,800	27%	$1.69
New investors	4,000	24	60,000	73	15.00

Total	16,887	100%	$81,800	100%	$4.84

The existing stockholder amounts in the table above have been calculated on a pro forma basis, which includes shares outstanding as of December 31, 2005 (after giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of this offering), but excludes:

•	2,031,750 shares issuable upon exercise of outstanding options to purchase our common stock at a weighted average exercise price of $3.84 per share;

•	1,344,059 shares available for future issuance under our stock option plans; and

•	500,000 shares reserved under our employee stock purchase plan.

As of December 31, 2005, assuming (a) the conversion of all outstanding shares of convertible preferred stock into 4,262,750 shares of common stock and (b) the exercise and payment of all outstanding options with a weighted average exercise per share of $3.84 after giving effect to this offering, net tangible book value would have been approximately $100.6 million, representing an immediate dilution of $9.68 per share to new investors. The table below assumes the exercise of all options to purchase our common stock outstanding at December 31, 2005. (In thousands, except percentages):

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing common and preferred stockholders	12,887	68%	$21,800	24%	$1.69
Shares subject to options	2,032	11	7,802	9	3.84

Subtotal	14,919	79	29,602	33	1.98
New investors	4,000	21	60,000	67	15.00

Total	18,919	100%	$89,602	100%	$4.74

If the underwriters’ overallotment is exercised in full and assuming no exercise of any such outstanding stock options to purchase our common stock, the number of shares of common stock held by existing stockholders will be reduced to 74% of the total number of shares of common stock to be outstanding after this offering; and the number of shares of common stock held by new investors will be increased to 4,600,000 shares or 26% of the total number of shares of common stock outstanding after this offering. Additionally, as a result of the exercise of the overallotment option, an increase in net tangible book value per share to existing stockholders would be approximately $8.4 million, resulting in immediate dilution per share to new investors of $9.22.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and related notes and the overview, as well as the balance of our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The consolidated statements of operations data for the years ended June 30, 2003, 2004, and 2005 and the consolidated balance sheet data as of June 30, 2004 and 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the years ended June 30, 2001 and June 30, 2002 and the consolidated balance sheet data as of June 30, 2001, 2002 and 2003 are derived from our audited financial statements not included in this prospectus.

The consolidated statements of operations data for the six months ended December 31, 2005 and December 31, 2004 and the consolidated balance sheet data as of December 31, 2005 are derived from our interim unaudited consolidated financial statements included elsewhere in this prospectus. The information as of and for the six month period ended December 31, 2005 and 2004 has been prepared on the same basis as our annual consolidated financial statements. In the opinion of our management, this quarterly information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the information for the periods presented. Past results of operations are not necessarily indicative of future results.

A 1 for 2 reverse split of our common stock became effective on March 20, 2006. Basic and diluted net income (loss) per share and all shares used in calculating such amounts reflect this reverse stock split for all periods presented.

Pro forma basic and diluted net income (loss) per share have been calculated assuming the automatic conversion of all our Series A convertible preferred stock and Series B mandatorily redeemable convertible preferred stock outstanding as of December 31, 2005 into common stock, as if all such shares had converted as of the date of original issuance.

	Fiscal Years Ended June 30,					Six Months Ended December 31,
	2001	2002	2003	2004	2005	2004	2005
Consolidated Statements of Operations Data: (in thousands, except per share amounts)
Net revenue	$58,523	$14,542	$15,598	$44,450	$48,447	$27,450	$36,630
Gross profit	28,876	5,244	4,705	23,331	22,920	13,674	18,250
Income (loss) from operations	15,714	(4,800)	(7,797)	3,863	(804)	2,557	4,729
Net income (loss)	9,366	(2,773)	(6,773)	6,251	(312)	1,725	3,301
Net income (loss) available to common stockholders	$9,366	$(3,706)	$(8,373)	$2,114	$(4,655)	$(782)	$255

Basic and diluted net income (loss) per share available to common stockholders:
Net income (loss) per share—basic	$1.40	$(0.50)	$(1.07)	$0.25	$(0.54)	$(0.09)	$0.03

Net income (loss) per share—diluted	$1.05	$(0.50)	$(1.07)	$0.22	$(0.54)	$(0.09)	$0.03

Shares used in per share calculation—basic	6,676	7,356	7,816	8,312	8,663	8,630	8,649

Shares used in per share calculation—diluted	8,886	7,356	7,816	9,457	8,663	8,630	9,486

Pro forma net income (loss) per share:
Pro forma net income (loss) per share—basic					$(0.02)		$0.26

Pro forma net income (loss) per share—diluted					$(0.02)		$0.24

Pro forma shares used in per share calculation—basic					12,926		12,912

Pro forma shares used in per share calculation—diluted					12,926		13,748

	June 30,					December 31,
	2001	2002	2003	2004	2005	2005
Consolidated Balance Sheet Data: (in thousands)
Cash, cash equivalents and short-term investments	$4,860	$16,546	$15,576	$10,027	$10,474	$16,896
Working capital	12,443	29,998	23,850	28,529	28,223	32,439
Total assets	23,765	37,141	34,477	49,142	45,815	57,557
Series B mandatorily redeemable convertible preferred stock	—	20,794	22,394	26,441	30,784	33,785
Stockholders’ equity	$15,465	$11,988	$3,630	$6,860	$3,042	$4,361

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

We design, develop, manufacture, sell and service low-cost, high throughput ATE systems for the semiconductor industry. We target rapidly growing, high volume segments within the semiconductor industry such as the flash memory and flash-based system-on-chip markets. Our customers include IDMs, PATs, wafer fabrication foundries and fabless semiconductor companies. Since we introduced our first products in 1998, we have shipped over 1,500 systems to more than 60 semiconductor companies worldwide.

We provide direct sales and customer support to the major semiconductor manufacturing markets through sales personnel in the U.S., the Philippines, Thailand, Korea, Japan, the United Kingdom, France and Italy. Many of our sales and marketing employees are applications engineers, who work as part of the sales team to assist customers in the application of the ATE. Our direct sales force earns commissions based on the sales they generate. We also use a network of independent sales representatives in China, Korea, Taiwan, Malaysia, Singapore, Germany, Belgium and Israel. Independent sales representatives work on commission and place customers’ orders directly with us. A majority of our net revenue is generated by our direct sales force and we expect this trend to continue as we expand our sales organization in the future.

Historically, a significant portion of our net revenue in each quarter has been derived from sales to relatively few customers. While we seek to expand and diversify our customer base, we expect our net revenue to continue to be derived from a small number of customers. In addition, we do not have purchase contracts that require our customers to continue to purchase our products. A delay in product orders or customer acceptances or cancellations could cause our quarterly net revenue to vary significantly. Additionally, our backlog is subject to order cancellations, accelerations, changes and delays, and is not necessarily indicative of future customer purchases or revenue streams. We derive a significant percentage of our net revenue from outside of the United States, or U.S. In particular, we expect the Asia/Pacific region to continue to be a major source of revenue for us as we continue to further penetrate the major flash memory manufacturers located in that region. All of our net revenue to date has been denominated in U.S. dollars.

We assemble and ship our products from our facility in San Jose, California. We outsource all of our circuit board assembly and a large portion of our mechanical assembly, utilizing several contract manufacturers. We employ a rationalized strategy for manufacturing outsourcing whereby parts procurement is not included in the outsource process. Parts procurement is an important factor in responding quickly to changes in market demand, and we believe that we are able to respond more quickly by maintaining direct control over this key element. Our outsource partners provide labor, facilities, capital equipment and know-how to assemble circuit boards and mechanical items from kits of components that we procure and provide to them. This strategy enables us to rapidly increase our production volume when there is a surge in market demand and to efficiently decrease our production as market demand weakens. In addition, this strategy enables us to moderate our capital expenditure and lower our cost structure in periods of reduced demand.

We share production forecasts with our key suppliers, and quickly update them as forecasts change. Certain of our key suppliers use these forecasts to pre-position stocks of components in the supply chain so they are rapidly available to us when required. We generally do not enter into long-term contracts that commit us to specific levels of business over a longer duration than that covered by the individual purchase orders.

The semiconductor industry is highly cyclical. Consequently, our business is subject to significant demand variations and our net revenue is difficult to predict. Although our net revenue has risen from $4.4 million in our fiscal year ended June 30, 1999 to $48.4 million in our fiscal year ended June 30, 2005, it has experienced dramatic fluctuations in the interim periods. Additionally, our net income has fluctuated in tandem with net revenue. These circumstances are likely to continue in the future, and therefore, we cannot be certain that we will be able to maintain or exceed our current level of business. In the past, we have implemented various initiatives during downturn periods to reduce our cost structure including reducing salaries, shortening our manufacturing work week, reducing outside contractor costs and performing various assembly functions internally.

Fiscal Year.    We report results of our operations on the basis of 52 or 53 week periods, ending on the last Saturday in June of each year. Fiscal 2003, 2004 and 2005 ended on June 28, 2003, June 26, 2004 and June 25, 2005, respectively. Fiscal years 2003, 2004 and 2005 were each comprised of 52 weeks. For presentation purposes, we refer in this prospectus and the accompanying financial information to a fiscal year end for each year of June 30. Similarly, for the quarterly reporting periods, we have used for presentation purposes calendar quarter ends.

The following describes certain line items set forth in our statements of operations:

Net Revenue.    Net revenue is derived from the sale of products and services and is adjusted for estimated sales returns and allowances, which historically have been insignificant. We derive the majority of our net revenue from product sales. Revenue from our customers is subject to both quarterly and annual fluctuations, as a result of the cyclical nature of the semiconductor industry, and therefore past performance may not be indicative of future results. While we have shipped our systems to over 60 semiconductor companies, we derive the majority of our net revenue from a small number of customers. We expect that sales to a limited number of customers will continue to account for a significant portion of our future net revenue. We generally have limited backlog, and rely on orders that are booked and shipped in the same quarter for a significant portion of our net revenue.

Gross Profit.    Gross profit is net revenue less cost of revenue which primarily consists of costs related to material, direct labor, manufacturing overhead, estimated warranty costs and provisions for excess and obsolete inventory. Cost of revenue also includes costs of field service support and spare parts consumed in service activities and amortization of deferred stock-based compensation cost as well as the impact of any benefits from sales of previously written-down inventory.

Research and Development.    Research and Development, or R&D, expense includes costs related to engineering personnel, expensed material, outside contractors and other product development related costs. R&D is expensed as incurred. We intend to continue to invest a significant amount in R&D to develop new products. We expect these costs to increase in absolute dollars in the future. Our R&D expense tends to fluctuate from period to period, depending on requirements at the various stages of our product development cycles. In any given time period, our R&D expense may increase in absolute dollars and/or as a percentage of net revenue as we continue to invest in product development, expand our product lines, and as our net revenue fluctuates. R&D expense also includes amortization of stock-based compensation cost.

Sales, General and Administrative.    Sales, general and administrative, or SG&A, expense includes costs related to sales and marketing personnel, applications engineering personnel, sales commissions paid to internal and outside sales representatives, outside contractor expense and other sales and marketing activities, as well as salaries and related expense for administrative, finance, human resources and executive personnel. We expect that general and administrative cost will increase in absolute dollars to support future operations as well as from additional costs incurred as a result of being a publicly traded company. Sales and marketing expense may also increase in absolute dollars as we continue to develop our global selling and marketing capabilities. Commissions paid to internal and external sales representatives are based on net sales and vary based on customer and customer location. Generally, our commission expense is higher for revenues from foreign locations. Therefore, the commission expense included in SG&A can fluctuate with changes in revenue and changes in customer and customer location mix comprising revenue in a particular period. SG&A expense also includes amortization of stock-based compensation cost.

Interest and Other Income, net.    Interest and other income, net primarily represents interest earned on cash and investment balances, interest expense and gains and/or losses on assets, liabilities, and transactions denominated in foreign currencies, which historically has not been material.

Income Tax (Provision) Benefit.    We account for income taxes under the asset and liability method whereby the expected future tax consequences of temporary differences between the book value and the tax basis of assets and liabilities are recognized as deferred tax assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to be recognized. A valuation allowance is provided if management cannot conclude that it is more likely than not that our deferred tax assets will be realized.

Accretion of Series B Preferred Stock Redemption Value.    Our Series B mandatorily redeemable convertible preferred stock (the “Series B Preferred”) has a mandatory redemption provision. We accrete an amount in each quarterly and annual period that is necessary to adjust the recorded balance of our Series B Preferred to an amount equal to its estimated redemption value at its redemption date using the effective interest method. The redemption value is the greater of the par value of the Series B Preferred plus any dividends declared and unpaid or its estimated fair value using the effective interest method. The estimated redemption value of the Series B Preferred as determined on December 31, 2005 was $41.2 million. The Series B Preferred stockholders originally had an option to redeem upon a majority of the stockholders making such an election on November 29, 2005. On December 22, 2004, the Series B Preferred stockholders agreed to change the redemption option to November 29, 2006. Each share of the outstanding preferred stock will automatically convert to common stock if this offering is consummated and such offering is at least $25 million and $10.00 per share, and this accretion will cease upon such conversion. If this offering is not consummated for at least $25 million and $10.00 per share, we will either need to obtain a modification of the redemption date from the Series B Preferred stockholders or otherwise raise additional capital.

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates, assumptions and judgments that affect the amounts reported in our financial statements and the accompanying notes. We base our estimates on historical experience and various other assumptions that we believe to be reasonable. Although these estimates are based on our present best knowledge of the future impact on the company of current events and actions, actual results may differ from these estimates, assumptions and judgments.

We consider critical those accounting policies that require our most subjective or complex judgments, which often result from a need to make estimates about the effect of matters that are inherently uncertain, and that are among the most important of our accounting policies in the portrayal of our financial condition and results of operations. These critical accounting policies are: revenue recognition, valuation of excess and obsolete inventory, deferred income tax assets and liabilities, accrued warranty obligations, allowance for doubtful accounts receivable and stock-based compensation.

Revenue Recognition.    Consistent with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, or “SAB 104”, we recognize revenue from product sales when persuasive evidence of an arrangement exists, title has passed, the price is fixed or determinable, the product has been delivered and collection of the resulting receivable is reasonably assured. Additionally, when the arrangement with the customer includes future obligations or is contingent on obtaining customer acceptance (generally a new customer or a new product to an existing customer), we do not recognize revenue until those obligations have been met or customer acceptance has been received. Delivery generally occurs when the product is delivered to a common carrier. Our revenue consists primarily of the sale of equipment. If we provide services (primarily extended warranty or maintenance service) which are considered as multiple deliverables, such services are accounted for separately in accordance with EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” For arrangements with multiple deliverables, we recognize revenue for the delivered items if the delivered items have value to the customer on a stand-alone basis and the fair value of undelivered items can be reliably determined. We allocate total consideration, which is fixed and determinable, to separate deliverables, consisting of separate units of accounting based on the fair values of these units of accounting as determined by reference to the ordinary selling price of these units when they are sold on a stand-alone basis. Thereafter, depending on the nature of the deliverables comprising a unit of accounting, and the corresponding revenue recognition conventions, we recognize revenue when all revenue recognition criteria are met.

We defer revenue allocated to extended warranty obligations and recognize the revenue over the extended warranty period as earned. Revenue related to maintenance and service contracts is recognized ratably over the duration of the contracts. We recognize revenue for out-of-warranty repairs when the repaired product is delivered and all other recognition criteria have been satisfied.

Valuation of Excess and Obsolete Inventory.    Inventory is stated at the lower of standard cost (which approximates actual cost on a first-in first-out basis), or market. Due to changing market conditions, estimated future requirements, age of the inventories on-hand and our introduction of new products, we regularly review inventory quantities on-hand and record a provision to write-down excess and obsolete inventory to its estimated net realizable value. A significant increase in the demand for our product could result in a short-term increase of inventory purchases while a significant decrease in demand could result in an increase in provision for excess inventory quantities on-hand. In addition, our industry is subject to technological change, new product development and product technological obsolescence that could result in an increase in the amount of obsolete inventory quantities on-hand. Therefore, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and reported operating results. When we record provisions for excess and obsolete inventory, we create a new cost basis for the inventory. Recoveries of previously written-down inventory are recognized only when the related inventory is sold and revenue has been recognized.

Income Taxes.    We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for the future tax consequences attributable to operating loss and tax credit carryforwards. In assessing the recoverability of deferred tax assets, we consider whether it is more likely than not, that all or some portion of the deferred tax assets will be realized. The ultimate realization of certain deferred tax assets is dependent upon the generation of future taxable income during the periods in which the related temporary differences become deductible. If we obtain information that causes our forecast of future taxable income to change or if taxable income differs from our forecast, we may have to revise the carrying value of our deferred tax assets, or establish a valuation allowance, which would affect our net income in the period in which the change occurs. The ultimate realization of certain other deferred tax assets is dependent on our ability to carry forward losses and tax credits. If changes in the tax laws occur that inhibit our ability to carry forward or back operating losses or tax credits, we will recognize the effect on our deferred tax assets in the results of operations of the period that includes the enactment date of the change. Furthermore, we measure our deferred tax assets and liabilities using the enacted tax laws expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. If tax laws change, we will recognize the effect on our deferred tax assets and liabilities in the results of operations of the period that includes the enactment date of the change. In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We are subject to income tax audits in all of the jurisdictions in which we operate and, as a result, must also assess exposures to any potential issues arising from tax audits of current and prior year’s tax returns. Accordingly, we must assess potential exposures and, where necessary, provide accruals for the estimated amount to settle those exposures. To the extent that we establish accruals, our provision for income taxes would be increased. We will reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary or record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than required.

Accrued Warranty Obligation.    We generally offer a one-year warranty covering parts and labor on all our products, with the option to purchase extended warranties. We are also subject to laws and regulations in the various countries in which we sell regarding vendor obligations to ensure product performance. At the time we recognize product revenue, we determine the accrued warranty expense for the future cost of meeting our obligations under the standard warranties and product performance laws and regulations by considering our historical experience with the costs of meeting these obligations. If the future costs of meeting these obligations differ from our historical experience, additional accruals for warranty obligations may be required. The provision for future warranty costs is included in cost of revenue in our statement of operations.

Allowance for Doubtful Accounts.    We determine our allowance for doubtful accounts by making our best estimate considering our historical accounts receivable collection experience, changes in customer payment terms and other recent information that we have concerning the current status of our accounts receivable. If future conditions cause our collections experience to change or if we later obtain different information about the status of any or all of our accounts receivable, additional allowances or recoveries of allowances may be required. We record provisions or recoveries for doubtful accounts receivable in SG&A expenses in our statement of operations.

Stock-Based Compensation.    In connection with the grant of stock options to employees and directors in fiscal 2004 and the six months ended December 31, 2005, we recorded an aggregate of $4.6 million in deferred stock-based compensation with respect to stock options granted through December 31, 2005. These options are considered compensatory because the fair value of our stock on the date of grant as determined for financial reporting purposes is greater than the exercise price. In total, we have amortized $2.7 million through December 31, 2005. Effective January 1, 2006, we adopted FAS No. 123R. See Note 1 of our consolidated financial statements.

As a private company, the fair value of our common stock is determined by the Board of Directors. In determining the fair value of our common stock, the Board of Directors considers a number of factors, including:

•	recent transactions in our common stock with third parties, if any,

•	contemporaneous or retrospective valuations performed by valuation specialists. With respect to options granted in the twelve month period ended December 31, 2005, the Board of Directors obtained contemporaneous valuations performed by valuation specialists for all options granted except for those granted in January and April 2005 and certain options granted in September 2005. As a result of the modification discussed in Note 7 of the consolidated financial statements, substantially all options granted in September 2005 were remeasured based on the fair value of the Company’s common stock at the date of the modification (December 2005) based upon a contemporaneous valuation performed by valuation specialists. In determining the fair value of the Company’s common stock for all other options granted in the twelve month period ended December 31, 2005, the Board of Directors used a contemporaneous valuation prepared by management which followed substantially the same methodology used by the valuation specialists,

•	key milestones achieved in our business, including forecasted revenues and cash flows, product development and market acceptance,

•	values ascribed to comparable publicly traded companies in our industry,

•	current and long-term prospects for the semiconductor equipment industry, including forecasted capital expenditures by our significant customers,

•	other economic and business factors.

Determining the fair value of our stock requires making complex and subjective judgment and estimates. There is inherent uncertainty in making these estimates.

Significant Factors, Assumptions, and Methodologies Used in Determining Fair Value When a Contemporaneous Valuation By a Valuation Specialist Was Not Obtained.    To value our common stock, the Board of Directors obtains a contemporaneous valuation prepared by management which follows substantially the same methodology used by the valuation specialists. The procedures performed to determine the fair value of our common stock were based on a probability-weighted combination of the market multiple approach and income approach to estimate the aggregate equity value of our company at specific stock option grant dates.

The income approach involves applying appropriate discount rates to estimated debt-free cash flows that are based on forecasts of our revenue and costs. The projections used for each valuation date were based on the expected outlook on our operating performance through the forecast periods. The assumptions underlying the estimates were consistent with our business plan. The future debt-free cash flows were determined by subtracting taxes, future capital spending and future changes in working capital and adding future depreciation and amortization to earnings before interest and taxes, or EBITDA. The interim debt-free cash flows and resulting terminal value were then discounted at a rate based on the weighted average cost of capital of comparable companies, as adjusted for our specific risk profile. There is inherent uncertainty in these estimates. If different discount rates had been used, the valuations would have been different.

The market multiple approach was based on EBITDA and net income considered to be representative of our future performance, and multiplying these figures by a range of appropriate risk-adjusted multiples. The market multiples were obtained through the market comparison method, where companies having their stock traded in the public market were selected for comparison purposes and used as a basis for choosing reasonable market multiples for us. For the market multiple approach, we used our projected fiscal year’s revenue, EBITDA and earnings. Revenue, EBITDA and earnings multiples were derived from publicly traded companies deemed to be comparable to us.

After estimating our average value based on the income and market approaches, we then utilized a probability-weighted expected return method. Under the probability-weighted expected return method, the value of the common stock was estimated based upon an analysis of values for us assuming various outcomes (i.e., initial public offering, merger or sale, liquidation, and remaining private) and the estimated probability of each outcome assuming that all preferred stock is converted into common stock.

The following table presents the intrinsic value of all options outstanding at December 31, 2005 based on the assumed initial public offering price of $15.00 (in thousands):

	Number of Options Outstanding	Intrinsic Value
Vested options	876	$10,852
Unvested options	1,156	11,821

Total	2,032	$22,673

Although it is reasonable to expect that the completion of the IPO will add value to the shares because they will have increased liquidity and marketability, the amount of additional value can be measured with neither precision nor certainty.

Results of Operations

Our operating results have fluctuated significantly from period to period in the past and are likely to do so in the future. The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

	Years Ended June 30,			Six Months Ended December 31,
	2003	2004	2005	2004	2005
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	69.8	47.5	52.7	50.2	50.2

Gross profit	30.2	52.5	47.3	49.8	49.8
Operating expenses:
Research and development	28.6	14.3	13.7	11.6	10.2
Sales, general and administrative	51.6	29.5	35.2	28.9	26.7

Total operating expenses	80.2	43.8	48.9	40.5	36.9

Income (loss) from operations	(50.0)	8.7	(1.6)	9.3	12.9
Interest and other income, net	0.7	0.4	0.3	0.3	0.5

Income (loss) before income taxes	(49.3)	9.1	(1.3)	9.6	13.4
Income tax (provision) benefit	5.9	5.0	0.7	(3.3)	(4.4)

Net income (loss)	(43.4)	14.1	(0.6)	6.3	9.0
Accretion of Series B preferred stock redemption value	(10.3)	(9.1)	(9.0)	(9.1)	(8.2)
Amount allocated to Series A participating preferred stockholders	(0.0)	(0.2)	(0.0)	(0.0)	(0.1)

Net income (loss) available to common stockholders	(53.7)%	4.8%	(9.6)%	(2.8)%	0.7%

Comparison of the Six-Months Ended December 31, 2005 and 2004

Net Revenue.    Net revenue was $36.6 million for the six months ended December 31, 2005 and $27.5 million for the six months ended December 31, 2004, an increase of $9.2 million, or 33.4%. Product revenue for the six months ended December 2005 was $34.8 million compared to $26.1 million for the six months ended December 2004, an increase of $8.7 million or 33.3%. The increase in product revenue was primarily due to increased shipments of our Magnum systems to flash memory manufacturers which grew from approximately 40% of our product revenue for the six months ended December 2004 to approximately 80% of our product revenue for the six months ended December 31, 2005. We believe the Magnum product will continue to provide the majority of our product revenue in the near term. The overall increase in product revenue for the six months ended December 31, 2005 resulted from a significant increase in the average testing capacity per system sold, particularly, Magnum systems, offset by an approximately 50% decrease in the number of systems sold in the six months ended December 31, 2005. The average price per system sold in the six months ended December 31, 2005 increased approximately 160% due to a higher mix of larger capacity systems sold in the six months ended December 31, 2005 as compared to the six months ended December 31, 2004. Service revenue for the six months ended December 31, 2005 accounted for $1.8 million, or 4.9% of net revenue, and $1.3 million, or 4.8% of net revenue for the six months ended December 31, 2004. The increase in service revenue reflects an overall increase in the proportion of our installed base that is no longer under warranty.

In the six months ended December 31, 2005, Hynix Semiconductor Inc. accounted for 40% of our net revenue, SanDisk Corp. accounted for 26% of our net revenue and Samsung Electronics Co., Ltd. accounted for 11% of our net revenue. In the six months ended December 31, 2004, Atmel Corp. accounted for 51% of our net revenue and SanDisk Corp. accounted for 17% of our net revenue. The Hynix Semiconductor Inc., SanDisk Corp. and Samsung Electronics Co., Ltd. revenue was primarily generated from sales of our Magnum systems in the six months ended December 31, 2005. In the six months ended December 31, 2004, all of our SanDisk Corp. revenue was generated from sales of our Maverick product. The composition of customer mix can vary significantly from period to period due to timing of and need for customers to add ATE capacity. For example, in the six months ended December 31, 2004 Atmel Corp. was adding significant new Magnum capacity while in the six months ended December 31, 2005 they were only making limited additions to their Magnum capacity.

Net revenue by geographic region is based upon the ship to or first in-use destination and during the six months ended December 31, 2005 and December 31, 2004 was as follows:

	Six Months Ended December 31,
Net Revenue by Geographic Region:	2004		2005
	(dollars in thousands)
North America, primarily United States	$15,189	55.3%	$5,334	14.5%
Asia/Pacific	9,143	33.3	30,756	84.0
EMEA (Europe, Middle East and Africa)	3,118	11.4	540	1.5

Total	$27,450	100.0%	$36,630	100.0%

Net revenue from the Asia/Pacific region increased significantly in the six months ended December 31, 2005 as compared to the six months ended December 31, 2004 due to increased sales of our Magnum product to flash memory manufacturers in that region, as discussed above. North America and EMEA revenue decreased largely due to the reduction in Atmel Corp. revenue for shipments to its global locations. Revenue by geographies will vary due to the timing of capacity additions by particular customers and the customer locations that the capacity is being added. We believe the Asia/Pacific region will continue to be a major geographic source of our revenue.

Gross Profit.    Gross profit was $18.3 million, or 49.8% of net revenue in the six months ended December 2005 and $13.7 million, or 49.8% of net revenue in the six months ended December 2004, an increase of $4.6 million, or 33.5%. The $4.6 million increase in gross profit was due to the increase in net revenue. Gross profit was benefited by the sale of previously written down inventory by $0.3 million in the six months ended December 31, 2005 and $0.2 million in the six months ended December 31, 2004. Gross profit as a percent of net revenue will vary depending upon the mix of customers and average capacity of systems in a particular period. We believe that as we attempt to win more market share for our testers we may experience pricing pressures that we may not be able to offset by improved absorption or reduced material cost resulting in lower gross profit percentages.

Research and Development.    R&D expense was $3.8 million, or 10.2% of net revenue in the six months ended December 2005 and $3.2 million, or 11.6% of net revenue in the six months ended December 2004, or an increase of $0.6 million. The increase in R&D expense was due to a $0.3 million increase in compensation expense related to the addition of five engineers and $0.2 million increase in stock based compensation expense primarily related to a re-measurement charge for modification of options in December 2005 that were granted in September 2005. We believe that we will continue to increase our R&D spending in future periods to support ongoing enhancements and increased engineering activities for new products.

Sales, General and Administrative.    SG&A expense was $9.8 million, or 26.7% of net revenue in the six months ended December 2005 and $7.9 million, or 28.9% of net revenue in the six months ended December 2004, an increase of $1.9 million, or 23.3%. The increase in sales, general and administrative expense was due to an increase of $0.6 million of commission expense related to the increase in net revenue, particularly the increase in our Asia/Pacific sales. In addition, compensation expense increased $0.4 million due to the addition of 13 sales support employees and one employee to our finance organization and increased executive bonus expense; stock based compensation expense increased $0.3 million primarily related to a re-measurement charge for modification of options in December 2005 that were granted in September 2005; travel expense increased $0.2 million due to increased international travel to support the growth in our international customer base; professional services expense increased $0.2 million; and facility expenses increased $0.1 million as a result of expanding our international locations. We expect SG&A expense will increase in future periods as we continue our international expansion, grow our administrative capabilities and incur additional outside costs required of a public company. The mix of the source of revenue and its implication on commission expense may either add to, or reduce those additional expected costs.

Income Tax (Provision) Benefit.    Our income tax provision was $1.6 million, a 32.7% effective tax rate in the six months ended December 2005 and $0.9 million, a 34.4% effective tax rate, in the six months ended December 31, 2004, an increase of $0.7 million, or 76.9%. The primary reason for the lower effective tax rate in the 2005 period is a higher percentage of qualifying export revenue due to the geographic mix of revenue.

Accretion of Series B Preferred Stock Redemption Value.    We recorded accretion of $3.0 million in the six months ended December 31, 2005 and $2.5 million in the six months ended December 2004, an increase of $0.5 million, or 19.7%. The increase in accretion in the six months ended December 31, 2005 compared to the six months ended December 31, 2004 resulted from an increase in the estimated redemption fair value of our Series B Preferred, partially offset by the extension of the optional redemption date from November 2005 to November 2006.

Comparison of Fiscal Years Ended June 30, 2005 and 2004

Net Revenue.    Net revenue was $48.4 million for the fiscal year ended June 30, 2005 and $44.5 million for the fiscal year ended June 30, 2004, an increase of $4.0 million, or 9.0%. Product revenue was $45.5 million in the fiscal year ended June 30, 2005 and $42.1 million in the fiscal year ended June 30, 2004, an increase of $3.4 million, or 8.1%. The increase in product revenue was primarily attributable to the increased sales of our Magnum product, which was introduced in the September 2004 quarter and that represented 0% of our product revenue in the year ended June 30, 2004 and was approximately 50% of our product revenue in the year ended June 30, 2005. The increase in product revenue was due to a substantial increase in the testing capacity of systems sold during the year, offset in part by approximately a 30% decrease in the number of systems sold due to the composition of higher testing capacity system sales in the year ended June 30, 2005 compared to the year ended June 30, 2004. The average price of systems sold increased by approximately 50% in the year ended June 30, 2005 as compared to the year ended June 30, 2004 due to an increase in the average testing capacity per system sold. Service revenue for the fiscal year ended June 30, 2005 accounted for $3.0 million, or 6.1% of net revenue, and $2.4 million, or 5.3% of net revenue for the fiscal year ended June 30, 2004. The increase in service revenue is due to the increase in our installed base that is no longer under warranty.

In our fiscal year ended June 30, 2005, net revenue from Atmel Corp. and Samsung Electronics Co. Ltd., increased by 90.5% over net revenue from the same customers in fiscal year ended June 30, 2004. The increase in net revenue from Atmel Corp. is largely due to capacity additions and for which they choose our Magnum product as their ATE solution. The increased net revenue from Samsung Electronics Co., Ltd. resulted primarily from their adoption of the Magnum product in their flash memory production facilities. These increases were partially offset by decreases in net revenue from Amkor Technology, Inc., our largest “PAT” customer, and from SanDisk Corp. in fiscal year ended June 30, 2005 compared to net revenue from them in fiscal year ended June 30, 2004. Amkor Technology, Inc. added significant test capacity in fiscal year ended June 30, 2004 in response to increased demand which fell off late in our fiscal year ended June 30,2004. SanDisk Corp. was our largest customer in fiscal year ended June 30, 2004. They adopted our ATE systems for testing of their flash memory devices and although they continued to add capacity they did so at a reduced level in fiscal year ended June 30, 2005.

Net revenue by geographic region is based upon the ship to or first in-use destination during fiscal 2005 and fiscal 2004 was as follows:

	Years Ended June 30,
Net Revenue by Geographic Region:	2004		2005
	(dollars in thousands)
North America, primarily United States	$17,043	38.3%	$20,107	41.5%
Asia/Pacific	24,806	55.8	23,673	48.9
EMEA	2,601	5.9	4,667	9.6

Total	$44,450	100.0%	$48,447	100.0%

Net revenue from North America and EMEA as a percent of total net revenue increased due to increased sales to a major multinational customer with facilities in those regions.

Gross Profit.    Gross profit was $22.9 million, or 47.3% of net revenue in the fiscal year ended June 30, 2005 and $23.3 million, or 52.5% of net revenue in the fiscal year ended June 30, 2004, a decrease of $0.4 million, or 1.8%. The decrease in gross profit as a percentage of net revenue was primarily due to an increase of $1.4 million in inventory provisions and a decrease of $0.9 million in the benefit from the sale of previously written-down inventory, partially offset by more favorable absorption of fixed manufacturing costs due to the increase in revenue in the fiscal year ended June 30, 2005 compared to the fiscal year ended June 30, 2004.

Research and Development.    R&D expense was $6.7 million, or 13.7% of net revenue in the fiscal year ended June 30, 2005 and $6.4 million, or 14.3% of net revenue in the fiscal year ended June 30, 2004, an increase of $0.3 million, or 4.8%. Total spending in research and development increased primarily due to an increase in payroll of $0.5 million partially offset by a decrease of $0.3 million in outside contractor expense. The increase in payroll was the result of increasing headcount by two employees and salary increases in fiscal year ended June 30, 2005. The decrease in outside contractors resulted because of the headcount increase and reduced need for outside engineering support for the Magnum product development that was completed in fiscal year ended June 30, 2004.

Sales, General and Administrative.    SG&A expense was $17.1 million, or 35.2% of net revenue, in the fiscal year ended June 30, 2005 and $13.1 million, or 29.5% of net revenue in the fiscal year ended June 30, 2004, an increase of $4.0 million, or 30.1%. The increase in SG&A expense was primarily due to increases of $1.3 million in compensation expense due to the addition of 8 international employees and 2 general and administrative employees during the fiscal year ended June 30, 2005 and the full year impact of SG&A employee additions in the fiscal year ended June 30, 2004; $0.9 million of cost related to our original 2004 proposed initial public offering which was withdrawn; and a $1.2 million increase in sales and marketing activities related to the introduction of the Magnum product.

Income Tax (Provision) Benefit.    Our income tax benefit was $0.3 million, a 52.1% effective tax rate, in the fiscal year ended June 30, 2005 and a $2.2 million benefit, or a 53.9% effective tax rate, in the fiscal year ended June 30, 2004, a decrease of $1.9 million. In December 2002, we established a full valuation allowance covering all our deferred tax assets. In December 2003 (fiscal 2004) we reversed the valuation allowance ($3.5 million) of our deferred tax assets established in December 2002 (fiscal 2003) because we believed it was more likely than not that our deferred tax assets will be realized primarily based on our profitability in the quarter ended September 30, 2003 and our forecasted future earnings. This reversal resulted in a tax benefit (versus a provision) for the year and increased the effective benefit rate by 86.0%. Our tax benefit in the year ended June 30, 2005 exceeded our statutory rate due to the impact of state research and development credit partially offset by stock-based compensation related to tax qualified incentive stock options.

Accretion of Series B Preferred Stock Redemption Value.    We recorded accretion of $4.3 million in the fiscal year ended June 30, 2005 and $4.0 million in the fiscal year ended June 30, 2004, an increase of $0.3 million, or 7.3%. The increase was due to an increase in the estimated fair value of our Series B Preferred from the fair value it was previously being accreted to in the fiscal year ended June 30, 2004, partially offset by the extension of the redemption date by the Series B Preferred stockholders from November 2005 to November 2006.

Comparison of Fiscal Years Ended June 30, 2004 and 2003

Net Revenue.    Net revenue was $44.5 million in the fiscal year ended June 30, 2004 and $15.6 million in the fiscal year ended June 30, 2003, an increase of $28.9 million, or 185.0%. Product revenue was $42.1 million in the fiscal year ended June 30, 2004 and $13.4 million in the fiscal year ended June 30, 2003, an increase of $28.7 million, or 214.3%. The significant increase was due primarily to an increase in net revenue from Atmel Corp. who experienced an increase in business resulting in the need for more ATE capacity; an increase from SanDisk Corp., our largest customer for the period, who adopted our ATE systems for testing of their flash memory devices; an increase from Amkor Technology, Inc., our largest PAT customer, who also experienced an increase in business; and an increase from Samsung Electronics Co., Ltd., who ordered Maverick products. The increase in revenue was due to an increase in ATE capital spending by semiconductor manufacturers. Service revenue in the fiscal year ended June 30, 2004 was $2.4 million, or 5.3% of net revenue, and $2.2 million, or 14.2% of net revenue in the fiscal year ended June 30, 2003.

The number of systems sold increased over threefold while the average testing capacity of systems sold decreased slightly in the year ended June 30, 2004 as compared to the year ended June 30, 2003. The average price of systems sold decreased approximately 11% due primarily to lower average testing capacity and overall customer mix in the year ended June 30, 2004 as compared to the year ended June 30, 2003.

Net revenue by geographic region is based upon the ship to or first in-use destination during fiscal 2004 and fiscal 2003 was as follows:

	Years Ended June 30,
Net Revenue by Geographic Region:	2003		2004
	(dollars in thousands)
North America, primarily United States	$5,819	37.3%	$17,043	38.3%
Asia/Pacific	9,400	60.3	24,806	55.8
EMEA	379	2.4	2,601	5.9

Total	$15,598	100.0%	$44,450	100.0%

Driven by strong capital spending on test equipment by semiconductor manufacturers worldwide, we experienced significant year over year net revenue growth across all geographic segments.

Gross Profit.    Gross profit was $23.3 million, or 52.5% of net revenue, in the fiscal year ended June 30, 2004 and $4.7 million, or 30.2% of net revenue in the fiscal year ended June 30, 2003, an increase of $18.6 million, or 395.9%. The increase in gross profit was primarily due to higher revenue; a decrease of $1.1 million in provisions for excess and obsolete inventory and benefit from the sale of $1.5 million of previously written-down inventory; and more favorable absorption of fixed manufacturing costs due to the increased revenue in the fiscal year ended June 30, 2004 than in the fiscal year ended June 30, 2003.

Research and Development.    R&D expense was $6.4 million, or 14.3% of net revenue, in the fiscal year ended June 30, 2004 and $4.5 million, or 28.6% of net revenue in the fiscal year ended June 30, 2003, an increase of $1.9 million, or 42.5%. The increase was primarily due to an increase in payroll of $1.0 million, an increase of $0.2 million in outside contractor expense and a $0.4 million increase in materials costs related to the development of the Magnum product. The increase in payroll expense was primarily due to a return to full salary for our engineering group effective July 2003, after a 10% salary cut enacted in early fiscal 2002 and in place in most of fiscal year 2003 in order to reduce our costs.

Sales, General and Administrative.    SG&A expense was $13.1 million, or 29.5% of net revenue, in the fiscal year ended June 30, 2004 and $8.0 million, or 51.6% of net revenue in the fiscal year ended June 30, 2003, an increase of $5.1 million, or 63.0%. The increase in sales, general and administrative expense was primarily due to an increase of $1.9 million in compensation due to employees returning to full salary in the fiscal year ended June 30, 2004 from individual salary reductions ranging from 10% to almost 30% in fiscal 2003 and growth of our international sales and service organization; an increase of $1.3 million in sales commissions as a result of increased net revenue; an increase of $0.7 million in costs for legal and accounting; an increase of $0.6 million of stock-based compensation; and an increase of $0.5 million for travel, entertainment and trade shows related to international expansion.

Income Tax (Provision) Benefit.    Our income tax benefit was $2.2 million, a 53.9% effective tax rate, in the fiscal year ended June 30, 2004 and $0.9 million benefit, a 12.0% effective tax rate, in year ended June 30, 2003, an increase of $1.3 million, or 138.0%. In December 2002 (fiscal 2003) we established a full valuation allowance covering all our deferred tax assets. In December 2003 (fiscal 2004) we reversed the valuation allowance ($3.5 million) we previously recorded against our deferred tax assets because we believed it was more likely than not that our deferred tax assets would be realized based on our forecasted future taxable income, including profitability in the quarter ended September 30, 2003. The recording of the valuation allowance in fiscal 2003 reduced our effective tax benefit rate for fiscal 2003 by 45.4%. Reversal of this valuation allowance in fiscal 2004 resulted in a tax benefit (versus a provision) for the year and increased the effective tax benefit rate in fiscal 2004 by 86.0%.

Accretion of Series B Preferred Stock Redemption Value.    We recorded accretion of $4.0 million in the period ended June 30, 2004 and $1.6 million in year ended June 30, 2003, an increase of $2.4 million, or 152.9%. The increase in accretion in the fiscal year ended June 30, 2004 compared to the fiscal year ended June 30, 2003 resulted from an increase in the estimated redemption fair value of our Series B Preferred.

Quarterly Results of Operations

The table below sets forth summary consolidated financial information for the periods indicated.

	Quarter Ended
	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005
	( in thousands, except per share data)
Net revenue	$8,390	$10,282	$12,035	$13,743	$14,691	$12,759	$9,012	$11,985	$17,205	$19,425
Cost of revenue	4,206	4,751	5,724	6,438	7,286	6,490	5,235	6,516	8,421	9,959

Gross profit	4,184	5,531	6,311	7,305	7,405	6,269	3,777	5,469	8,784	9,466

Operating expenses:
Research and development	1,137	1,738	1,705	1,771	1,598	1,596	1,751	1,712	1,733	2,019
Sales, general and administrative	2,406	3,087	3,803	3,821	4,023	3,900	5,177 (2)	3,967	4,633	5,136

Total operating expenses	3,543	4,825	5,508	5,592	5,621	5,496	6,928	5,679	6,366	7,155

Income (loss) from operations	641	706	803	1,713	1,784	773	(3,151)	(210)	2,418	2,311
Interest and other income, net	66	58	40	34	28	45	38	42	74	99

Income (loss) before income taxes	707	764	843	1,747	1,812	818	(3,113)	(168)	2,492	2,410
Income tax (provision) benefit	(259)	3,255 (1)	(262)	(544)	(668)	(237)	1,186	58	(873)	(728)

Net income (loss)	448	4,019	581	1,203	1,144	581	(1,927)	(110)	1,619	1,682

Accretion of Series B preferred stock redemption value	(400)	(563)	(1,057)	(2,027)	(1,864)	(643)	(659)	(1,177)	(1,224)	(1,777)
Amount allocated to Series A preferred stockholders	(23)	(67)	—	—	—	—	—	—	(45)	—

Net income (loss) available to common stockholders	$25	$3,389	$(476)	$(824)	$(720)	$(62)	$(2,586)	$(1,287)	$350	$(95)

Net income (loss) per share:
Basic	$0.00	$0.41	$(0.06)	$(0.10)	$(0.08)	$(0.01)	$(0.30)	$(0.15)	$0.04	$(0.01)

Diluted	$0.00	$0.30	$(0.06)	$(0.10)	$(0.08)	$(0.01)	$(0.30)	$(0.15)	$0.04	$(0.01)

Shares used in computing earnings (loss) per share:
Basic	8,154	8,230	8,329	8,538	8,609	8,652	8,683	8,709	8,722	8,577

Diluted	9,187	13,582	8,329	8,538	8,609	8,652	8,683	8,709	9,492	8,577

(1)	In the three month period ended December 31, 2003, we determined it was more likely than not that we would have sufficient future taxable income to realize our deferred tax assets and accordingly reversed our valuation allowance of $3.5 million.
(2)	In the three month period ended March 31, 2005, we recorded an expense of $0.9 million for the write-off of costs that had been capitalized in connection with our original 2004 initial public offering that was formally withdrawn in January 2005.

The following table sets forth certain operating data as a percentage of revenue for the periods indicated:

	Quarter Ended
	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	50.1	46.2	47.6	46.8	49.6	50.9	58.1	54.4	48.9	51.3

Gross profit	49.9	53.8	52.4	53.2	50.4	49.1	41.9	45.6	51.1	48.7
Operating expenses:
Research and development	13.5	16.9	14.2	12.9	10.9	12.5	19.4	14.3	10.1	10.4
Sales, general and administrative	28.8	30.0	31.5	27.8	27.4	30.5	57.5	33.1	26.9	26.4

Total operating expenses	42.3	46.9	45.7	40.7	38.3	43.0	76.9	47.4	37.0	36.8

Income (loss) from operations	7.6	6.9	6.7	12.5	12.1	6.1	(35.0)	(1.8)	14.1	11.9
Interest and other income, net	0.8	0.5	0.3	0.2	0.2	0.3	0.5	0.4	0.4	0.5

Income (loss) before income taxes	8.4	7.4	7.0	12.7	12.3	6.4	(34.5)	(1.4)	14.5	12.4
Income tax (provision) benefit	(3.1)	31.7	(2.2)	(3.9)	(4.5)	(1.8)	13.1	0.5	(5.1)	(3.7)

Net income (loss)	5.3	39.1	4.8	8.8	7.8	4.6	(21.4)	(0.9)	9.4	8.7
Accretion of Series B preferred stock redemption value	(4.7)	(5.5)	(8.8)	(14.8)	(12.7)	(5.1)	(7.3)	(9.8)	(7.1)	(9.2)
Amount allocated to Series A preferred stockholders	(0.3)	(0.6)	—	—	—	—	—	—	(0.3)	—

Net income (loss) available to common stockholders	0.3%	33.0%	(4.0)%	(6.0)%	(4.9)%	(0.5)%	(28.7)%	(10.7)%	2.0%	(0.5)%

Net Revenue.    Our net revenue fluctuates on a quarterly basis, and increased from $8.4 million in the quarter ended September 30, 2003 to $19.4 million in the quarter ended December 31, 2005 primarily due to increased ATE equipment spending, growth in the flash memory market and the introduction and increased market adoption of our Magnum product. Our financial results have been and will continue to be impacted by capital expenditures of our semiconductor manufacturer customers. For example, we experienced sequential growth in net revenue each quarter in fiscal 2004 and in the quarter ended September 30, 2004. In the quarters ended December 31, 2004 and March 31, 2005 our net revenue declined as semiconductor manufacturers’ ATE spending declined. In the quarters ended June 30, 2005, September 30, 2005 and December 31, 2005 our net revenue increased driven by increased adoption of our Magnum product with net revenue in the quarter ended December 31, 2005 reaching a new high for the Company.

Gross Profit.    Our gross profit margin has varied between 42% and 54% in the last ten quarters. Gross profit varies from quarter to quarter largely depending upon customer and product mix and changes in the level of net revenue and shipments. Such changes can impact our absorption of our indirect manufacturing costs, the need to record additional inventory provisions and/or realize the benefit from the sale of previously written-off inventory.

Our quarterly results of operations have varied in the past and are likely to do so again in the future. As such, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. In future periods, the market price of our common stock could decline if our net revenue and results of operations are below the expectations of analysts and investors. Factors that may cause our revenue and operating results to fluctuate include those discussed in the “Risk Factors” section of this prospectus.

Liquidity and Capital Resources

Since our inception, we have financed our operations mainly through operating profit and deposits made by customers at the time they place orders with us. In January 2001, we received gross proceeds of $1.5 million from a Series A Preferred Stock financing. During late fiscal 2001 and early fiscal 2002, our revenue started to decline and we determined that raising additional funds was necessary. In November 2001 and December 2001 we raised a total of $20.0 million in gross proceeds from a Series B Preferred financing.

After these financing activities, we had sufficient cash to run operations for several years at reduced revenue levels. We, nonetheless, determined it prudent to reduce costs to preserve our cash position. Commencing in the quarter ended September 30, 2002, we instituted measures to reduce salaries. These salary cuts ranged from 10% for applications and development engineering employees, to almost 30% for the remainder of our employees. Senior management participated in this salary reduction, with certain executives undergoing larger salary reductions for over a year. As business improved in the second half of calendar year 2003, we eliminated salary reductions, returning all employees to their original salary levels.

As of December 31, 2005, we had cash and cash equivalents of $16.9 million and working capital of $32.4 million. As of June 30, 2005 we had cash and cash equivalents of $10.5 million and working capital of $28.2 million. Cash provided by operating activities was $6.4 million in the six month period ended December 31, 2005 and cash used in operating activities was $0.7 million for the six months ended December 31, 2004. The increase in cash provided by operating activities of $7.1 million in the six months ended December 31, 2005 as compared to the six months ended December 31, 2004 resulted primarily because:

•	Net income increased to $3.3 million in the six months ended December 31, 2005 as compared to $1.7 million in the six months ended December 31, 2004.

•	Non-cash charges included in net income decreased by $1.2 million primarily due to a $0.7 million lower provision for inventory writedowns, and a $0.5 million higher deferred tax benefit offset in part by a $0.5 million larger stock based compensation charge in the six months ended December 31, 2005 as compared to the six months ended December 31, 2004.

•	A decrease of $3.5 million in accounts receivable in the six months ended December 31, 2005 as compared to a decrease of $1.4 million in the six months ended December 31, 2004. The larger decrease in the six months ended December 31, 2005 was primarily related to the timing of cash receipts.

•	An increase of $9.0 million in inventories in the six months ended December 31, 2005 as compared to an increase of $0.1 million in inventories in the six months ended December 31, 2004. At December 31, 2005, inventory levels were being increased due to growth in customer orders as compared to the December 31, 2004 period when inventory levels were being reduced in response to a drop in customer orders.

•	An increase in accounts payable and accrued liabilities of $5.4 million in the six months ended December 31, 2005 compared to a decrease in accounts payable and accrued liabilities of $6.0 million in the six months ended December 31, 2004. This $11.4 million change resulted because of the inventory increases noted above and increased operating activities in the six months ended December 31, 2005 due to the increase in revenues and customer orders. In the six months ended December 31, 2004 revenues and customer orders were declining and actions were taken to reduce inventory.

•	An increase in income taxes payable of $2.4 million in the six months ended December 31, 2005 compared to a decrease of $0.2 million in the six months ended December 31, 2004, reflective of higher taxable income.

Our inventory turns in the six months ended December 31, 2005 were 2.1 as compared to 1.3 in the six months ended December 31, 2004. Inventory turns in the six months ended December 31, 2004 were lower because we had purchased significant inventory in the fourth quarter of the year ended June 30, 2004 to support the introduction of the Magnum product and also due to the impact of lower sales activity. During the year ended June 30, 2005 we reduced inventory purchases to conserve cash and balance inventory levels to better match expected order activity. We expect that in the next several quarters our inventory turns may erode somewhat as we increase purchase activity, particularly for long-lead time items, to support expected growth in customer orders.

Days sales outstanding in our accounts receivable at December 31, 2005 were 44 days as compared to 65 days at December 31, 2004. We expect days sales outstanding in accounts receivable to continue to vary significantly due to the timing of shipments during the period and changes in deferred product revenue and customer deposits. We continue to monitor outstanding accounts receivable and aggressively pursue cash collections.

In general, our ability to generate positive cash flows from operations is dependent on our ability to generate revenue and related cash on a timely basis, while maintaining an efficient cost structure. As a result, sales volume is the most significant uncertainty in our ability to generate cash flows from operations. However, as sales increase, we will use cash for inventory and accounts receivable before it is converted to cash and cash equivalents, thereby putting pressure on our cash balances during periods of high revenue growth. We believe that our business strategies will allow us to generate future sales that, combined with our existing cash and cash equivalents, will be sufficient to fund our business for the next 12 months.

Cash used in investing activities was less than $0.1 million in the six months ended December 31, 2005 compared to cash provided by investing activities of $1.9 million in the six months ended December 31, 2004. The decrease in cash provided by investing activities in the six months ended December 31, 2005 is due primarily to liquidating our short-term investments in auction rate securities in the six months ended December 31, 2004 and investing our excess cash in cash equivalents.

Cash provided by financing activities was $0.1 million in the six months ended December 31, 2005 compared to cash provided of less than $0.1 million in the six months ended December 31, 2004. Cash provided from financing activities in the six months ended December 31, 2005 was primarily from interest payments on notes receivable from stockholders and proceeds from stock option exercises.

We believe that our current cash balances, combined with future cash flows from operations will be sufficient to meet our anticipated cash needs for operations for the next 12 months. However, a large acquisition of a complementary business, products, or technologies, or a material joint venture, could require us to obtain additional equity or debt financing, which may not be available on acceptable terms, or at all. No such activities are anticipated at this time. We are unaware of any known material trends or uncertainties that may require us to make cash management decisions that will impair our operating capabilities during the next year, except for the Series B Preferred financing described below.

The Series B Preferred are converted automatically into common shares upon completion of an initial public offering of at least $25,000,000 and a price of at least $10.00 per share. However, if the Series B Preferred are not converted to common stock prior to written notice of at least a majority of the holders of Series B Preferred, at any time not less than 60 days prior to November 29, 2006, we must redeem all the Series B Preferred at a price equal to the greater of the fair value of the Series B Preferred, as determined by the Board of Directors, including a director elected by the holders of Series B Preferred, or the original Series B Preferred issue price for each share of Series B Preferred, plus all declared, but unpaid dividends thereon. Therefore, we will need to either obtain an extension of the redemption date or otherwise refinance the obligation. At December 31, 2005, the Company recorded cumulative charges to its retained earnings of $13,192,000 and $732,000 to its paid-in capital related to the accretion of the Series B Preferred to its estimated redemption value. If Series B Preferred remains outstanding until its extended redemption date, the estimated redemption fair value, as determined on December 31, 2005, is $41,200,000.

We have not used off-balance sheet financing arrangements, issued or purchased derivative instruments linked to our stock, or used our stock as a form of liquidity. We have a maximum $10,000,000 revolving credit facility based on certain qualifying accounts receivable with a financial institution that expires on April 29, 2007, bearing interest at the bank’s prime rate plus 0.25% per annum. The interest rate at December 31, 2005 was 7.25%. The agreement, which is collateralized by our assets, contains a minimum net worth covenant and other restrictions. The commitment fee is $12,500 per annum for the initial $5,000,000 credit facility and an additional $12,500 for the next $5,000,000 credit facility. As of June 30, 2005 and December 31, 2005, there have been no borrowings under the line of credit and we were in compliance with the covenant and other restrictions.

Contractual Obligations

The following table summarizes, as of December 31, 2005, the timing of future cash payments due under certain contractual obligations. Payments due in years are measured from our latest fiscal year ended June 30, 2005.

	Payments Due In
	Total	January 2006 to June 2006	2-3 years	4-5 years	More than 5 years
	(in thousands)
Operating lease obligations	$2,869	$721	$2,066	$82	$—
Series B mandatorily redeemable convertible preferred stock	41,200	—	41,200	—	—

Total	$44,069	$721	$43,266	$82	$—

The Series B mandatorily redeemable convertible preferred stock that is redeemable on November 29, 2006, is expected to be converted to common stock upon completion of this offering. We had no outstanding long-term non-cancelable purchase commitments at June 30, 2005 or December 31, 2005.

Quantitative and Qualitative Disclosures about Market Risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significant risk of loss. As of December 31, 2005, our cash and cash equivalents consisted primarily of money market funds maintained at two U.S. financial institutions. To minimize our exposure to interest rate market risk, we have in the past limited the maturities of our fixed rate investments to relatively short periods of time. Due to the short-term nature of these instruments, it is not anticipated that a 10% change in market interest rates would not have a material adverse impact on the total value of our investment portfolio as of December 31, 2005 or 2004.

Recently Issued Accounting Standards

In November 2004, the FASB issued SFAS 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4.” The Statement clarified the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The Statement requires that those items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal” as previously stated in Paragraph 5 of ARB No. 43, Chapter 43. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005 on a prospective basis. We believe that the adoption of this standard did not have a material impact on our financial statements.

In December 2004, the FASB issued SFAS 123 (revised 2004), “Shared Based Payment.” The Statement is a revision of SFAS 123 and supersedes APB No. 25. The Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for good or services or incurs liabilities in exchange of goods or services that are based on the fair value of the entity’s equity instruments. It focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award over the period during which an employee is required to provide service for the award. The grant-date fair value of employee share options and similar instruments must be estimated using option-pricing models adjusted for the unique characteristics of those instruments unless observable market prices for the same or similar instruments are available. In addition, the Statement requires an entity to measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value and that the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. We will implement this standard using the modified prospective method. The effective date of this Statement for us is for the first interim period beginning after the filing of this registration statement. The adoption of SFAS No. 123(R) will have an adverse impact on our results of operations. Based on our preliminary estimates, future compensation cost to be recognized for all granted but unvested stock options as of December 31, 2005 resulting from the implementation of SFAS No. 123(R) is as follows (in thousands of dollars):

Amount
January – June 2006	$920
Fiscal 2007	1,129
Fiscal 2008	599
Fiscal 2009	255
Fiscal 2010	69
Fiscal 2011	11

Total	$2,983

In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107, which provides guidance on the implementation of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment. In particular, SAB No. 107 provides key guidance related to valuation methods (including assumptions such as expected volatility and expected term), the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123(R), the modification of employee share options prior to the adoption of SFAS No. 123(R), the classification of compensation expense, capitalization of compensation cost related to share-based payment arrangements, first-time adoption of SFAS No. 123(R) in an interim period, and disclosures in Management’s Discussion and Analysis subject to the adoption of SFAS No. 123(R). We will apply the principles of SAB 107 in conjunction with our adoption of SFAS No. 123(R).

In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets.” The Statement is an amendment of APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. We believe that the adoption of this standard will have no material impact on our financial statements.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections.” The Statement replaces APB Opinion No. 20, “Accounting Changes” and FASB 3, “Reporting Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. The effective date of this Statement for us is for the first fiscal year beginning after December 15, 2005. The adoption of this standard will not have a material impact on our consolidated financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The effective date of this Statement for us is for the first fiscal year beginning after December 15, 2005. We are currently evaluating what impact, if any, this statement will have on its financial statements.

BUSINESS

Introduction

We design, develop, manufacture, sell and service low-cost, high throughput automated test equipment, or ATE, systems for the semiconductor industry. We address rapidly growing, high volume segments within the semiconductor industry such as the flash memory and flash-based system-on-chip markets. Our ATE systems are also used to test other high growth, high volume integrated circuits, or ICs, such as microcontrollers, smart cards, and field programmable logic devices, or FPGAs. In addition to their use in high volume manufacturing, our highly flexible ATE systems are used by engineers to validate and characterize the performance of ICs during the design process.

All of our ATE systems are based on our proprietary architecture that enables high throughput and low capital cost, resulting in decreased manufacturing cost and faster time-to-market for our customers. Our architecture is highly modular, parallel, scaleable and versatile and utilizes industry standard components. Our systems are used by our customers to test semiconductors that are used in a wide range of rapidly growing consumer digital products, including flash-based portable music players, cellular phones, digital cameras, notebooks and USB flash drives. Our customers include:

•	Integrated Device Manufacturers, or IDMs. IDMs are vertically integrated semiconductor companies such as Samsung Electronics Co., Ltd. and Intel Corp. that design and market ICs, fabricate wafers and assemble and package individual ICs;

•	Fabless Semiconductor Companies. Fabless semiconductor companies such as SanDisk Corp. and Lattice Semiconductor Corp. design and market ICs, but do not have manufacturing facilities, relying on foundries and PATs for production of their products;

•	Packaging Assembly and Test Providers, or PATs. PATs, also called Semiconductor Assembly and Test providers, such as Amkor Technology, Inc. provide packaging, assembly, and test services to IDMs and fabless semiconductor companies; and

•	Wafer Fabrication Foundries. Wafer fabrication foundries such as Semiconductor Manufacturing International Corp. manufacture wafers for fabless semiconductor companies and provide added wafer capacity for IDMs, but do not design or market ICs.

We are headquartered in San Jose, California and have built a global presence, supporting customers from sites in the U.S., Europe and Asia. Since we shipped our first product in 1998, we have grown our business, expanded our products and services and broadened our customer base through internal growth. As of December 31, 2005, we have shipped over 1,500 systems to over 60 semiconductor companies worldwide. For the six months ended December 31, 2005, we reported net revenue of $36.6 million and net income of $3.3 million as compared to net revenue of $27.5 million and net income of $1.7 million for the six months ended December 31, 2004. For the fiscal year ended June 30, 2005, we reported net revenue of $48.4 million and a net loss of $0.3 million compared to net revenue of $44.5 million and net income of $6.3 million for the fiscal year ended June 30, 2004.

Industry Background

Semiconductors are the engines of the electronic world. Every electronic product contains one or more semiconductors. The market for semiconductor ICs has expanded rapidly over recent decades as semiconductor manufacturers have produced devices with increased functionality and smaller sizes at lower costs. Growth in the IC industry has been driven both by the development of new electronic products, such as portable music and video players, cellular phones, digital cameras and PDAs, as well as an increase in IC content in applications such as automobiles, telecommunications and home appliances.

Memory has become an increasingly important part of the IC market. Memory is available in many different types, including dynamic random access memory, or DRAM, and flash memory, to serve a variety of different purposes. The principal advantages of flash memory over other types of memory are that it maintains its data without any external power source and that it can be easily erased and reprogrammed. Flash memory is used for fast and easy information storage in numerous end markets but has been used most effectively in consumer digital products, including portable music players, cellular phones, digital cameras, and USB flash drives. For example, in digital cameras, flash memory is used in place of film and can be found in different forms, including Memory Stick™, Compact Flash®, and SD™ cards.

According to Gartner, the market for ATE was $4.8 billion in 2004 and is forecast to grow to $7.1 billion in 2008. This represents a compound annual growth rate of 10.4%. Furthermore, according to Gartner, the flash memory market is expected to grow from 82.1 billion megabytes in 2004 to 6,510.9 billion megabytes in 2010. This represents a compound annual growth rate of 107.3% for this period. We believe that flash memory megabyte growth is a good indicator of future demand for flash ATE, and a better indicator than flash memory growth measured in either dollar or unit terms, because the number of ATE systems required for flash memory test depends most directly on the number of megabytes produced. Consequently, as the number of flash megabytes continues to grow, the time required to test these increasing megabytes grows proportionately, resulting in an increase in the amount of ATE required. There is not, however, a one-to-one correlation between flash bit growth and ATE demand. Flash memory is available in two types NAND and NOR, with NAND flash memory expected to have the higher growth rate. Our products are used to test both the NAND and NOR types of flash memory. We believe that our recent historical net revenues have been heavily dependent on the faster growing NAND type.

Growth in the flash memory market is driven by the increasing proliferation of flash-intensive consumer digital products and the increasing amounts of flash memory capacity incorporated in them. Examples include:

•	portable flash-based music players. IDC, an independent research firm, expects annual worldwide shipments of portable flash-based MP3 music players to grow from 26.4 million units in 2004 to 123.9 million units in 2009, representing a compound annual growth rate of 36.3%. Gartner expects the growth of NAND flash memory used in portable flash-based music players to increase from 6.6 billion megabytes in 2004 to 2,313.5 billion megabytes in 2009. This represents a compound annual growth rate of 223.2% for this period;

•	mobile phones, where increasing usage of flash memory is driven both by growth of the mobile phone market and by inclusion of new features such as digital cameras, video and advanced graphics. IDC expects worldwide mobile phone shipments will increase from 707.3 million units in 2004 to 998.3 million units in 2009, representing a compound annual growth rate of 7.1%. Gartner expects the growth of NAND flash memory used in mobile phones to increase from 2.1 billion megabytes in 2004 to 246.2 billion megabytes in 2009. This represents a compound annual growth rate of 159.0% for this period;

•	digital cameras, where flash memory is used in place of traditional film to store images. Increasing usage of flash memory is driven by growth in the digital camera market and by increases in the size of flash memories used in these cameras. IDC expects digital camera shipments will increase from 73.7 million units in 2004 to 81.6 million units in 2009. Gartner expects the growth of NAND flash memory used in digital cameras to increase from 0.2 billion megabytes in 2004 to 73.0 billion megabytes in 2009. This represents a compound annual growth rate of 235.5% for this period; and

•	USB flash drives, where flash memory usage is driven by growth in the USB flash drive market and by increases in the amount of flash memory per device. Gartner expects USB flash drive shipments to increase from 51.7 million units in 2004 to 173.2 million units in 2009. This represents a compound annual growth rate of 27.4%. Gartner expects the growth of in-system NAND flash memory used in USB flash drives to increase from 11.2 billion megabytes in 2004 to 652.4 billion megabytes in 2009. This represents a compound annual growth rate of 125.4% for this period.

The rapid growth of flash-intensive consumer digital products has been enabled by rapid advances in flash memory technology that have resulted in large increases in memory size coupled with dramatic reductions in cost per bit. For example, the iPod® Mini, introduced in 2004, utilized a miniature 4 GB hard disk drive for storage of music, because at that time 4 GB of flash memory would have been prohibitively expensive. In 2005 the flash memory-based 1 GB iPod® shuffle was introduced, and later in 2005 the Mini was replaced by the 4 GB iPod® nano, also flash memory-based. The iPod® nano had an introductory price identical to that of the Mini, but included a longer battery life, skip-free operation, and thinner, smaller package all made possible primarily by using flash memory. The popularity of these flash-based consumer products has created a very large, new market for flash memory. Our products are used to test flash memory that is used in iPod® nano. As of December 31, 2005, we have not derived a significant amount of net revenue from the test of flash memory that is used in the iPod® nano.

In addition to being used as a stand alone IC, flash memory is increasingly being integrated into other types of ICs to incorporate flexible, low power memory functionality. ICs with integrated flash memory include SOCs, microcontrollers and smart cards. As the demand for smaller electronic products with increased performance and functionality continues to grow, manufacturers are increasingly seeking to integrate many components onto a single IC to reduce the overall system footprint as well as the cost and power requirements. For example, SOCs can now be found in a wide range of products from set-top boxes and portable music players to networking equipment. The SOC market continues to be one of the rapidly growing segments within the semiconductor market. According to Gartner, the SOC market is expected to grow from $40.9 billion in 2004 to $85.8 billion in 2010. This represents a compound annual growth rate of 13.1% for this period.

The ATE Industry’s Relationship to the Semiconductor Industry

The process of designing and manufacturing ICs is complex and capital-intensive, involving multiple steps. Test is required throughout this process from R&D through manufacturing to quality assurance. At each step, test is often performed more than once. Testing is a critical component of the cost of manufacturing ICs. As a percentage of total semiconductor capital equipment spending, ATE spending has grown from 8.7% in 2001 to 12.7% in 2004.

The largest users of ATE are IDMs, who design, fabricate, package and test ICs. However, as the cost and skills required for designing and manufacturing semiconductors have increased, the semiconductor industry has become increasingly disaggregated, with many companies concentrating on one or more individual stages of the semiconductor development and production process. This disaggregation has fueled the growth of PATs, foundries and fabless semiconductor companies, thus creating additional customers for ATE.

Traditionally, IDMs purchased ATE systems that were designed to achieve the highest levels of test performance. As a result, ATE systems have become increasingly capital intensive. More recently, however, IDMs have begun to focus on test solutions that provide the appropriate levels of test performance to achieve a corresponding reduction in cost. By contrast, PATs have always sought to purchase cost effective ATE systems that provide the most appropriate and relevant test functionality at the lowest possible cost.

As the semiconductor industry continues to disaggregate, outsourcing of back-end functions to PATs, also called Semiconductor Assembly and Test providers, is becoming increasingly prominent. IDMs, foundries and fabless semiconductor companies increasingly use PATs because of their packaging and test expertise and lower costs provided by economies of scale. Driven by this increased outsourcing, the Semiconductor Assembly and Test industry will exhibit strong growth. According to Gartner, the Semiconductor Assembly and Test industry will grow from $13.5 billion in 2004 to $25.9 billion in 2009. This represents a compound annual growth rate of 13.9% for this period. In the past, the IDM has set the standard of test for PATs, sometimes specifying the brand and model of ATE to be used. More recently, with increasing focus on test cost and with the growing technical contributions of outsourced providers, PATs have begun to influence ATE selection, steering their customers to specific platforms where significant cost savings can be realized.

As highlighted in the diagram below, ATE systems are used in many steps of the IC design and manufacturing process. Additionally, at each test step, ICs are often tested more than once.

•	Validation & Characterization. R&D engineers use ATE systems during the IC R&D process for both validation and characterization. ATE systems first validate basic circuit operation, comparing the IC prototype to the original software-based model of the electrical circuit. Then, ATE systems characterize IC performance against electrical and timing specifications.

•	Wafer Fabrication. The wafer fabrication process involves numerous complex processing steps during which hundreds or even thousands of copies of the IC are formed simultaneously on a single wafer.

•	Probe Test. During probe test, an ATE system sends electrical signals through each IC on the wafer and verifies that the device functions as designed. Testing at the wafer level enables the elimination of non-functioning ICs prior to packaging and assembly. Probe test yields, determined by the ATE, are continuously monitored to provide rapid feedback for process control of wafer fabrication.

•	Packaging & Assembly. In the packaging and assembly process, the wafer is cut into individual die. Die that failed probe test are discarded and the remaining die are assembled into packages.

•	Final Test. Each packaged IC is subjected to final test over a range of operating conditions and temperatures to confirm that it performs according to its specifications. ICs are sorted by performance characteristics and those meeting final test standards are ready to be incorporated into an electronic product.

•	Quality Assurance. Quality assurance testing, usually completed on a sample basis, provides one final opportunity to confirm device functionality and performance. Quality assurance mitigates potential systematic errors, such as inadvertently skipping the final test step or mixing final test rejects with passing parts.

•	Yield Improvement. Manufacturing engineers use ATE to analyze ICs rejected at probe test to improve the fabrication process. Improved yield contributes directly to increased profitability.

•	Reliability & Failure Analysis. Sample production lots are subjected to extended periods of environmental stress, including temperature and humidity, to determine long-term IC reliability. Reliability engineers use ATE to periodically test the sample lot to determine if, and at what point, failures occur. Additionally, ICs determined to be defective after shipment to a customer are often returned to the manufacturer for analysis using ATE.

ATE Challenges

Semiconductor manufacturers are increasingly focused on bringing ICs to market faster and at lower cost. The ATE industry has been challenged to develop ATE solutions that are able to address these end user requirements, especially as they relate to ATE systems used to test high volume, low-cost ICs incorporated in consumer digital products. The challenges that ATE manufacturers must address include:

Emergence of flash memory.    Special test challenges result when testing flash memory devices. Each memory byte within a flash device tests at a different rate. This is fundamentally different than testing DRAM devices where each DRAM byte takes the same amount of time to test. In high volume manufacturing, multiple flash memory devices are simultaneously tested by a single tester, in what is called parallel test. If ATE systems are required to wait for testing of the slowest byte to be completed before moving on to testing the next set of bytes, the overall test time can dramatically increase. This problem is compounded by the increasing density of flash memory devices as well as the larger number of flash memories being tested in parallel. In order for the testing of ICs not to become prohibitively expensive, flash memory manufacturers require ATE that is optimized for the special testing needs of flash memory.

Additionally, flash memory is increasingly being integrated into a broader set of other IC devices, including SOCs, microcontrollers and smart cards. These devices have the same test issues as discrete flash memory devices, including test becoming a higher percentage of the overall cost of a device and the requirements inherent in flash memory testing. Testing of flash memory on these devices generally takes considerably longer than testing the other functions on the device. Dramatic improvements in ATE productivity are necessary to control the cost of test in integrated flash memory device manufacturing.

Lower cost of test.    Test represents an increasing percentage of the IC manufacturing cost. For example, flash memory ICs contain millions of bytes of memory and typically require minutes to test each device rather than the seconds required to test most other ICs. Test time, and therefore test cost, has a direct correlation with the number of memory bytes on the IC. Thus, with the cost of leading edge flash ICs remaining nearly constant, test is becoming a higher percentage of the overall cost of a flash memory IC. In order to improve their cost structure, semiconductor manufacturers are driving demand for test platforms with lower total cost of ownership, which takes into account not only the upfront purchase price but also throughput rates, reliability and uptime, flexibility, and other operating costs such as power, cooling and maintenance.

Increasing IC complexity.    The integration of memory, logic and analog functions in a single SOC has created new challenges for ATE manufacturers. Traditionally, each of these functions was provided in specialized ICs made by different semiconductor companies and was tested discretely on ATE dedicated to the particular IC’s specialized function. However, dramatic improvements in semiconductor manufacturing technologies now allow all three functions to be integrated in a single IC. As a result, ATE can no longer be dedicated to testing a specific function, but rather must provide cost effective integrated test capabilities for memory, logic and analog functions.

Time-to-market pressures.    Today’s semiconductor market is characterized by diminishing product life cycles and obsolescing technologies. The rapid life cycles are even more extreme for ICs used in consumer digital products given the constant innovation in the industry. Semiconductor manufacturers that are first to market and that drive or quickly adapt to changing technological advances find that they can gain a significant advantage over competitors. ATE is the primary tool used in the semiconductor design process to validate and characterize new ICs. High ATE cost may dictate the use of different ATE in R&D than in manufacturing. Writing additional test programs for incompatible ATE systems results in added cost and time delays. The high cost of ATE systems also requires R&D engineers to share the use of ATE systems with other engineering groups or with production. This limits availability of R&D testing and increases the time-to-market. Accordingly, semiconductor manufacturers need compatible ATE systems that are scalable from small, low-cost personal systems appropriate for engineers to high throughput production systems.

Test outsourcing.    PATs face specific test challenges. As outsourced test providers to a diverse group of customers, the mix and type of ICs tested by PATs is frequently subject to change. Optimizing the utilization of the installed capital equipment at a PAT provider is therefore a key factor in a PAT’s success. In order to optimize this utilization, PATs require flexible ATE systems that are capable of testing a broad spectrum of ICs, including logic, analog and multiple types of memory. Additionally, PATs require systems that can test ICs with varying pin counts, while maintaining cost efficiencies and high throughput levels.

The Nextest Solution

We design, develop, manufacture, sell and service low-cost, high throughput automated test equipment, or ATE, systems for the semiconductor industry. We believe our ATE systems provide an optimal combination of cost and performance to a wide segment of the IC marketplace, but particularly for the testing of flash memory and other ICs used in consumer digital products. The key aspects of our solution are:

Optimized flash memory testing capabilities.    Our ATE architecture and its implementation provide for optimal flash memory testing. The architecture optimizes parallel test performance by providing multiple independent test resources, including central processing units, or CPUs, pattern generators and timing and voltage sources, to devices under test. By comparison, the architecture of competing ATE solutions frequently results in those test resources being shared across a larger number of devices. While our architecture increases test throughput for all types of ICs, it is especially effective in parallel testing of flash memory devices.

The benefit of our architecture is that each device is tested independently, which can result in a significant reduction of test time. Specifically, when testing multiple flash memory devices, our architecture does not require that the ATE wait for the testing on the slowest flash memory byte to be completed before moving on to test the next set of parallel bytes. This process increases test throughput significantly and thereby reduces test costs. As the flash market continues to expand and flash technology continues to be integrated into microcontrollers and other SOCs, we believe the benefits of our high throughput architecture will become increasingly valuable to a wider range of semiconductor manufacturers.

Our newest generation of ATE systems, the Magnum family of products, furthers our flash memory test capabilities, providing higher speed testing and lower cost per pin. Magnum can be configured for up to 5,120 test pins on each system, thus extending our ability to maximize the number of flash devices tested in parallel and minimize the cost of test. Additionally, Magnum is compatible with our previous systems and utilizes an enhanced architecture and improved software capabilities.

Reduced IC test costs.    Our ATE systems are designed to provide the optimal test performance at low-costs. Rather than focusing on the highly competitive market for the highest performance ATE, our test systems provide the required performance capabilities at a significantly reduced cost of test. A significant number of ICs, particularly those used in consumer digital products, do not need the highest performance test capabilities. Rather, the test requirements for this end market are increasingly moving toward low-cost, high throughput, flexible systems capable of testing ICs that often contain integrated memory, logic and analog elements. By providing ATE systems with appropriate performance levels, as opposed to maximized performance levels, we ensure that our customers are not required to pay for excess performance. This results in significantly lower acquisition costs for our ATE systems. Our ability to provide low-cost is also determined by our architecture which is optimized for parallel test and high throughput. Additionally, our ATE systems are highly flexible, scalable and easy to maintain and program, thus, contributing to lower total cost of ownership.

Highly flexible systems.    Our ATE systems are equally capable as memory or logic testers. One key to this dual functionality is the test pattern generator at the core of our ATE system, which integrates complete memory and logic test functions, which we believe is unique in the industry. By comparison, many competing systems focus on either logic or memory testing and provide reduced testing capability for the other function. Additionally, our Maverick II system with the Lightning option provides enhanced analog and mixed-signal testing capabilities. The flexibility associated with utilizing a single ATE system to test logic, memory, or analog devices provides for reduced acquisition, training and maintenance costs and increased tester utilization. This capability is important to IDMs given the increasing complexity of ICs, but is critical to PATs as it optimizes their ATE utilization given the wide range of ICs that they test. The capability to test logic, memory and analog functions within one IC is also becoming increasingly important as SOCs become more prevalent.

Scalability.    We provide cost effective, optimally sized solutions. Our ATE architecture efficiently scales from personal systems with as few as 16 pins to production systems with as many as 5,120 pins. Our scalable architecture enables us to provide multiple system sizes configured with the number of pins that our customers require. We, therefore, are able to provide a lower cost solution compared to less-scalable architectures which may require the purchase of a larger system than needed. We believe we were the first to offer a low-cost personal tester, scaled to small footprint and low pin count. Our personal testers are widely used as general purpose engineering tools and for efficient parallel test of high volume low pincount devices in manufacturing.

Reduced time to market.    The architecture of our Magnum system enables us to provide low-cost test systems tailored for both engineering and production applications in a single product family. These low-cost systems allow our customers to afford the number of R&D systems they need, enhancing the efficiencies of the design process. Also, with a single product family spanning engineering and production activities, the same test programs can be used in engineering and production. This saves the time required to write additional test programs. Additionally, compatible software across the range of platforms strengthens the link between engineering and manufacturing, reducing an IC’s time to market.

Nextest Strategy

Our objective is to be a leading supplier of ATE systems for flash memory and other high volume, low-cost IC markets. Key elements of our strategy include:

Target high volume IC markets such as flash memory.    Our ATE systems are optimized for the test challenges of high volume IC markets such as flash memory. We currently focus on ICs used in fast growing consumer digital appliance markets, including portable music players, cellular phones, digital cameras, notebooks and USB flash drives. These ICs include not only flash memory, but other devices that include flash memory, such as SOCs, microcontrollers and smart cards. We intend to focus our R&D on new innovative products for semiconductor manufacturers targeting these and other large, high growth markets.

Focus on lowering the cost of test.    We strive to provide the lowest overall cost of test for semiconductor manufacturers within our target market segments. We focus on offering appropriate test performance levels, as opposed to maximized performance levels, thereby allowing customers to avoid paying for excessive test capabilities. We believe that our ability to provide a lower cost test solution is the key differentiating factor in our strategy. Our cost and performance capabilities allow us to effectively target the high-volume low-cost ICs typically used in consumer digital products.

We intend to continue to focus on lowering the overall cost of test by providing ATE systems with:

•	The lowest acquisition cost;

•	The highest productivity per dollar spent;

•	The highest throughput per square foot of factory space;

•	Flexibility to test memory, logic or analog functions;

•	Scalability to provide cost effective appropriately sized test solutions; and

•	Commonality among components resulting in reduced maintenance and spare parts carrying costs.

We intend to continue to avoid the highly competitive market for the highest performance ATE, where performance is accorded higher priority than cost. We believe that this market, typified by ATE for fast PC and workstation microprocessors and high performance SOCs, is highly competitive and well-served.

Further penetrate current and new customer base.    We intend to continue to build close working relationships with IDMs, PATs, foundries and fabless semiconductor companies. Our ATE systems have been shipped to over 60 semiconductor companies. We believe that these customers have chosen our ATE systems because of their low-cost, high throughput, flexibility and scalability. We have had particular success with customers who use our testers in their R&D process. We plan to leverage this installed base in R&D by migrating these customers to production ATE systems. Similarly, we believe that there is a significant opportunity to penetrate new customers as the IC industry becomes increasingly focused on cost and flexibility over maximized performance.

We believe that the addition of the Magnum system to our product portfolio has better positioned us to migrate current customers using our testers in the R&D process to high volume production testing. Further, we believe Magnum provides industry leading parallel test capabilities and throughput at a low-cost per pin, representing a compelling alternative to competing solutions. We intend to continue to invest in R&D to allow us to introduce further new products to meet the needs of our current and new customers.

Products and Services

Products

We provide a broad suite of ATE systems that test flash memory and ICs that integrate flash memory, including SOCs, microcontrollers and smart cards. We also test other types of memory and logic ICs, as well as SOCs containing a combination of logic, memory and analog functions. Our ATE systems are used by IDMs, PATs, wafer fabrication foundries and fabless semiconductor companies for validation and characterization during the IC R&D process and for probe test, final test, quality assurance, yield improvement and reliability and failure analysis during the IC manufacturing process. Our ATE systems, which we believe enable our customers to bring their ICs to market faster and at lower costs, are offered on three platforms: Magnum, Maverick and Maverick II. Each of our platforms is built using a proprietary, modular architecture providing scalability with a range of test performance and functionality. A range of ATE systems, with differing pin-counts, is offered on each platform to provide customers with an application-focused solution ranging from a personal tester, or PT, with as little as 16 pins on Maverick and Maverick II, up to 5,120 pins for high volume manufacturing on our Magnum platform.

Magnum.    Magnum, our latest product, began shipping to customers in June of 2004. To date we have shipped over 100 Magnum systems. With configurations as large as 5,120 pins, Magnum greatly expands the production capacity of our ATE offerings. For example, Magnum configurations with 2,560 and 2,048 pins have been installed by major manufacturers of flash memory to simultaneously test 320 and 256 NAND flash devices, respectively. NAND is the specific type of flash memory used in portable flash-based music players such as iPod® nano and shuffle, in digital cameras, and in flash drives, and is the fastest growing segment of the flash memory business. The 5,120 pin configuration of the Magnum can test 640 NAND flash devices in parallel, and will do so when IC handling equipment capacity advances to Magnum’s capability. The 5,120 pin configuration can also simultaneously test 160 NOR flash devices. NOR flash is used in cell phones and personal computers. With its low acquisition cost, high parallelism, small space requirement, and the high throughput afforded by its advanced architectural features, we believe Magnum provides the lowest cost of test for flash memory manufacturers.

Magnum tests a wide range of other devices, including other types of memory, FPGAs, logic devices, microcontrollers, smart cards and other SOCs. Low-cost manipulator options, included in the Magnum family, enable its application both in final test and at probe test. Our proprietary probe card docking system reliably solves the problems of working with massively parallel probe cards, required for wide parallel test at probe test. Magnum configurations are available as small as 128 pins for engineering applications and for production applications that do not require the massive parallelism of the larger systems.

Magnum systems utilize a customized graphical user interface and interactive tools for test program development or IC debug, data gathering, or creation of custom factory floor interfaces. Test programs can be used without modification from the smallest engineering Magnum to the largest production system, and are upwardly compatible with Maverick programs.

Maverick.    Maverick, our first product, was introduced in 1998. We have sold over 1,000 Maverick test systems to date. Maverick provides test frequencies of up to 66 MHz, and is directed at applications requiring the lowest cost. These systems test a wide range of devices, including flash and other types of memory, logic devices, microcontrollers, smart cards and other SOCs. The Maverick is used throughout the IC design and manufacturing process, including R&D, manufacturing and quality assurance. It is available in four packages—PT, ST, SST and GT—which range in size from 16 to 512 pins.

Maverick II.    Since its introduction in 2001, we have sold over 300 Maverick II test systems. Maverick II doubled Maverick’s test frequency to 133 MHz and provides enhanced performance and accuracy, while retaining all of the advantages of the Maverick architecture. Its expanded performance and feature set make Maverick II a compelling choice for more demanding R&D and manufacturing applications. Maverick II tests a wide range of devices, including flash and other types of memory, logic devices, microcontrollers, smart cards and other SOCs. It is available in four packages—PT, ST, SST and GT—which range in size from 16 to 512 pins.

Our Lightning option can be added as an upgrade to the Maverick II. The Lightning option adds advanced mixed signal test functionality to the Maverick II architecture resulting in the capability to test a combination of logic, memory, and analog functions required by SOCs. Lightning’s mixed signal capability is focused on testing the amplifiers, filters, and, especially, data converters that are often combined with digital logic and memory to form complex SOCs.

Interface Solutions.    To enable our customers to more easily integrate our ATE systems with other machinery on their test floor, we formed an interface solutions group, based in our facility in Arizona. The interface solutions group develops general purpose and customer-specific interface products that are sold to customers for use with our ATE. The group also supports customers’ efforts to design their own interfaces between our ATE systems and various other testing machinery, and assists in the qualification, licensing and training of third party interface suppliers.

Services

We consider service to be an important part of our business. Our worldwide service organization is capable of performing installations and all necessary maintenance of test systems sold by us, including routine servicing of components manufactured by third parties. We provide high levels of support and service throughout the life cycle of our products. We provide a standard one-year warranty which can be extended by our customers for a fee. We utilize direct service employees and representatives which provide service to our customers from global sites.

Sales, Marketing and Customers

We seek to develop and maintain strong relationships with leading IDMs, PATs, foundries and fabless semiconductor companies. Within those organizations, we sell and market to engineering and manufacturing personnel regarding our technology and product capabilities and to senior management regarding the economic benefits of our products. We believe that our experienced sales people have the knowledge to address the technical benefits as well as the economic advantages of our ATE systems.

Many of our sales and marketing employees are applications engineers, who work as part of the sales team to assist customers in the application of our ATE systems. They provide in-depth technical communication with customer engineering personnel, write complex test programs and perform demonstrations to show how our ATE systems solve specific test problems. In addition, they assist the customer with the creation of test programs and interfaces. We believe that the quality of our applications sales force is a distinguishing factor with our customers.

We provide direct sales and customer support to the major semiconductor manufacturing markets through sales personnel in the U.S., the Philippines, Korea, Japan, the Peoples Republic of China, Thailand, the United Kingdom, France and Italy. In addition to our U.S.-based sales and support force, we have 41 people working in our overseas locations as of December 31, 2005. Our subsidiaries in Italy, France, the United Kingdom, Korea, Japan, the Philippines and Thailand provide sales and support to our customers in Europe and Asia. We offer regularly scheduled training classes for our customers at our San Jose, California facility and provide additional training as required in our Philippines subsidiary and at customer facilities.

Additionally, we have an extensive network of independent sales representatives in China, Korea, Taiwan, Malaysia, Singapore, and Israel. Independent sales representatives work on commission and place customers’ orders directly with us.

We have shipped over 1,500 systems to more than 60 semiconductor companies. We depend on a small number of customers for a significant portion of our net revenue. In the six months ended December 31, 2005, Hynix Semiconductor Inc., SanDisk Corp., Samsung Electronics Co., accounted for 40%, 26% and 11%, respectively, of our total net revenue.

Companies that use our systems include the following:

Amkor Technology, Inc. Atmel Corp. Fairchild Semiconductor Corp. Hana Semiconductor Ayutthaya Co., Ltd. Hynix Semiconductor, Inc. Intel Corp. Lattice Semiconductor Corp.	Maxim Integrated Products, Inc. Microchip Technology Inc. Micron Technology, Inc. Nantong Fujitsu Micro. Co Ltd. NS Electronics Bangkok Ltd Philips Electronics N.V. Ramtron International Corp.	Samsung Electronics Co., Ltd. SanDisk Corp. Shanghai Hua Hong NEC Elec. Co. Ltd. Siliconware Precision Ind. Co., Ltd. Spansion Inc. STMicroelectronics N.V. Texas Instruments Inc. Xilinx, Inc.

Manufacturing

We assemble and ship our products from our facility in San Jose, California. We purchase standard electronic and mechanical components directly from manufacturers or distributors. We purchase custom mechanical components both from machine shops and sheet metal fabricators that manufacture them to our specifications. We outsource all of our circuit board assembly and a large portion of our mechanical assembly, utilizing the services of several contract manufacturers. We employ a rationalized strategy for manufacturing outsourcing whereby procurement of most parts is not included in the outsource process. Parts procurement is an important factor in responding quickly to changes in market demand, and we believe that we are able to respond more quickly by maintaining direct control over this key element. Our outsource partners provide labor, facilities, capital-equipment and know-how to assemble circuit boards and mechanical items from kits of components that we procure and provide to them. This strategy gives us the capability to rapidly increase our production volume when there is a surge in market demand and to efficiently decrease our production as market demand weakens.

We share production forecasts with our key suppliers, and quickly update them as forecasts change. Certain of our key suppliers use these forecasts to pre-position stocks of components in the supply chain so they are rapidly available to us when required. Our business relationship with our component and outsource providers is based upon purchase orders that we issue as parts and services are required. We generally do not enter into long-term contracts that commit us to specific levels of business over a longer duration than that covered by the individual purchase orders. We believe that the timely availability of low-cost, quality components provided by our planning and procurement teams, coupled with the large and variable capacity of our contract manufacturers, is necessary for successful ATE manufacturing. Our largest vendors during calendar 2005 were Arrow Electronics, Inc., Planet A.T.E., Inc., Pro-Works Corp., Samtec USA and Smart Modular Technologies, Inc.

We have a formal quality assurance program in place with a strategy focused on continuous improvement in product quality. Factory teams regularly assess quality at each stage of the manufacturing process to identify areas for improvement and to quickly identify developing problems. Manufacturing engineers fine-tune the production process to improve quality and efficiency and to deal with problems as they arise. Customer service personnel extend the quality process into the field, monitoring quality and reliability once systems are installed at customer sites.

Certain components used in our products are purchased from a single supplier or a limited group of suppliers. Although we believe that all single source components are currently available in adequate amounts, we cannot be certain that shortages will not develop in the future. We typically do not have written supply agreements with these sole source suppliers and purchase our components through individual purchase orders.

Backlog

At December 31, 2005, our backlog of unfilled orders for all products and services was $16.2 million, compared with $10.9 million at December 31, 2004. We define backlog as systems for which we have received purchase orders which we have not yet shipped but we expect to ship within twelve months of receipt. While backlog is calculated on the basis of firm orders, orders may be subject to cancellation or delay by the customer with limited or no penalty. Our backlog at any particular date, therefore, is not necessarily indicative of actual sales which may be generated for any succeeding period. Historically, our backlog levels have fluctuated based upon the ordering patterns of our customers and changes in our manufacturing capacity.

Research and Development

Our R&D strategy focuses on designing ATE systems that lower the overall cost of test for semiconductor manufacturers. We strive to design low-cost products that have high throughput, flexibility and scalability and are efficient to manufacture, easy to use and simple to support. We utilize advanced circuit technology to develop highly integrated core functional ATE blocks, such as those that enable our dual function logic/memory pattern generation and advanced timing capabilities. Once design of these blocks is completed, systems of varying sizes and pin counts are created through simple step-and-repeat of the core modules. Step and repeat is employed at all levels of the architecture (circuit, board, module and subsystem levels) to maximize engineering efficiency and simplify manufacturing and support. This design strategy is also a key ingredient of our scalability and high throughput and simplifies the job of the customer test engineer developing programs for our ATE.

We leverage our engineering efforts by utilizing off-the-shelf, industry-standard components wherever possible. We use field-programmable gate arrays, standard off-the-shelf ICs capable of complex logical calculations, instead of custom application-specific ICs, to implement most logic functions because it is easier to adapt designs to changing requirements and to eliminate high engineering risks and costs associated with ASIC design. We use standard PCs with Windows XP as the main control computer of our systems. The language customers use to program our ATE is industry-standard C/C++, and a standard Microsoft Visual C++ provides the development environment and compiler. The strategy of using industry standard products allows us to leverage the significant investments made by the largest companies in the technology field, with minimal cost to ourselves.

R&D takes place at our corporate headquarters in San Jose, California and at our facility in Portland, Oregon. The R&D team has many years of experience in ATE, with most key personnel having over 20 years of experience in ATE design.

Our expenditures for R&D for the six months ended December 31, 2005 were $3.8 million representing 10% of net revenue, compared to $3.2 million, or 12% of net revenue, in the six months ended December 31, 2004. Our historical expenditures for fiscal 2003, 2004 and 2005 were $4.5 million, $6.4 million and $6.7 million, respectively, representing 29%, 14% and 14% of net revenue in each of the respective periods.

Competition

The market for ATE systems is highly competitive. Our competitors include Advantest Corporation, Agilent Technologies Inc., Yokogawa Electric Corporation, Credence Systems Corporation, Eagle Test Systems, Inc., LTX Corporation, and Teradyne, Inc. Advantest, Agilent, Yokogawa, and Credence compete with us in the market for flash memory ATE. All of these companies compete with us in the market for mixed signal and flash-based SOC device ATE. Advantest Corporation, Agilent Technologies, Inc., LTX Corporation, Teradyne, Inc. and Credence Systems Corporation are focused primarily on the high performance segment of the mixed signal and SOC test markets, where we choose not to compete.

Some of our competitors have substantially greater financial resources and more extensive engineering, manufacturing, marketing and customer support capabilities than we have. We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that could adversely affect sales of our current and future products. In addition, we anticipate that increased competitive pressures may cause intensified price-based competition, and we may have to adjust the prices of our products.

Intellectual Property

We rely on a combination of patent applications, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We currently have one United States patent issued, seven patent applications filed in the United States and 11 foreign patent applications pending. We may be required to spend significant resources to monitor and protect our intellectual property rights. We may not be able to detect infringement and may lose our competitive position in the market before we do so. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share.

Third parties may claim that we are infringing their intellectual property rights and although we do not know of any infringement by our products of the valid intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our technology, products and services. Any litigation regarding patents or other intellectual property rights could be costly and time-consuming and divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements and we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and sale of certain of our products.

Facilities

We have a lease through December 10, 2007 covering approximately 33,200 square feet of office space in San Jose, California for our main corporate facilities, including R&D, sales and marketing, manufacturing, finance and administration. In May 2004, we leased approximately 19,240 square feet of additional space in San

Jose, California, which we use for receiving, shipping and warehousing activities. This lease runs through October 31, 2008. We have additional leases for office space in Portland, Oregon used for R&D activities and in Mesa, Arizona for sales and applications support. We also have leases for office space in Japan, Korea, Thailand, the Philippines, China, the United Kingdom and Italy for sales and services.

We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available at such time as it becomes needed on commercially reasonable terms.

Employees

As of January 31, 2006, we have 179 full-time employees. We consider our relationship with our employees to be good. No employees are represented by a labor union or covered by a collective bargaining agreement.

Legal Proceedings

We are not currently involved in any legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth, as of February 6, 2006, information about our executive officers and directors:

Name	Age	Position
Robin Adler	57	Chief Executive Officer and Chairman of the Board
James P. Moniz	48	Chief Financial Officer, Vice President of Finance, Treasurer and Assistant Secretary
Howard D. Marshall	56	Vice President of Operations and Director
Tim F. Moriarty	44	Vice President of Sales and Marketing
Craig Z. Foster	53	Vice President of Engineering
Victor A. Hebert	68	Secretary
Juan A. Benitez (1)(2)	56	Director
Stephen G. Newberry (1)(2)(3)	52	Director
Richard L. Dissly (1)(2)	61	Director
Eugene R. White (1)(2)(3)	74	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and corporate governance committee.

Robin Adler has served as Chief Executive Officer and Chairman of the Board since co-founding the Company in November 1997 with Howard D. Marshall. Mr. Adler co-founded and was President of Sytest Systems Corporation, a private ATE services company, from August 1992 until December 2005. Prior to his involvement with Sytest, from June 1978 he was Vice President of marketing and later a general manager of the logic and memory division of Megatest Corporation, an ATE company. He holds a B.S. degree in engineering from the California Institute of Technology.

James P. Moniz has served as our Vice President of Finance, Chief Financial Officer and Treasurer since October 2000. Before joining Nextest, he was Vice President and Chief Financial Officer of Millennia Vision Corporation, now known as Quovera, a business consulting and technology integration firm, from June 1998 to September 2000. From October 1996 until May 1998, he served as Vice President of Finance for Fairchild Imaging Systems, an electronic imaging component and systems developer and manufacturer, and from November 1991 until October 1996 as Vice President of Finance and Administration and later as President of Rolm Computers, a military computer manufacturing company. He has an MBA and two B.S. degrees, one in accounting and one in marketing, from San Jose State University.

Howard D. Marshall has served as Vice President of Operations and a director since co-founding the Company in November 1997 with Robin Adler. He co-founded and was Chief Executive Officer of Sytest Systems Corporation, a private ATE services company, with Robin Adler from August 1992 until December 2005. Prior to that, he founded Megatest Corporation, an ATE company, in June 1975 and became its Vice President of Manufacturing in October 1983. He holds a B.S. degree in engineering from the California Institute of Technology.

Tim F. Moriarty has served as our Vice President of Sales and Marketing since July 1997. Prior to joining Nextest, he was a Vice President of Sales and Marketing at Teradyne, Inc. from December 1995 until February 1997, and in various positions at Megatest Corporation, including Vice President of Sales and Marketing from February 1985 until its sale to Teradyne, Inc. in December 1995.

Craig Z. Foster has served as our Vice President of Engineering since October 1998, after joining Nextest in December 1997 as an engineer. Since January 1983, he held various positions at Megatest Corporation, including Vice President of Customer Support, Vice President of Marketing and Vice President of Corporate Development. He holds a B.S. degree in electrical engineering from the University of New Mexico and a M.S. in electrical engineering from the University of Illinois.

Victor A. Hebert has served as our corporate secretary since October 2000. Mr. Hebert is a member of the law firm of Heller Ehrman LLP, which he joined in 1962. He is a director and Deputy Chairman of Berkeley Technology Limited, a financial services company; director and secretary of California & Washington Co., a frozen foods company; and Assistant Secretary of Foster Wheeler Ltd., a global engineering and construction company.

Juan A. Benitez has served as a director since October 2000. He has served as President and Chief Executive Officer of Enterprise Development International, a non-profit economic development organization supporting microenterprise development programs with business training, technical support and capital procurement since March 1998. Mr. Benitez was President, Chief Executive Officer and a director of Paradigm Technology, Inc., a semiconductor company, from August 1992 to January 1993. In 1989, Mr. Benitez was appointed by the Bush administration to the post of the United States Department of Commerce–Deputy Assistant Commerce Secretary, and then served as Deputy Commerce Undersecretary until September 1990. Previously Mr. Benitez held various management positions with Micron Technology, Inc., including serving as President and Chief Operating Officer and director.

Stephen G. Newberry has served as a director since October 2000. He is the President and Chief Executive Officer of Lam Research Corporation, a provider of semiconductor processing equipment. He joined Lam in August 1997 as Executive Vice President and Chief Operating Officer, was promoted to President in July 1998 and Chief Executive Officer in June of 2005. Prior to joining Lam, Mr. Newberry was employed by Applied Materials, Inc. for 17 years, a supplier of products and services to the global semiconductor industry, most recently as Group Vice President of Global Operations and Planning. He currently is a member of the Board of Directors of Lam Research Corporation and a member of the North American Advisory Board for SEMI, the industry’s trade association. Mr. Newberry is a graduate of the U.S. Naval Academy and the Harvard Graduate School of Business and served five years in naval aviation prior to joining Applied Materials, Inc.

Richard L. Dissly has served as a director since November 1997. Mr. Dissly is currently retired. He was previously Chief Financial Officer of Photon Dynamics, Inc., a provider of yield management solutions to the flat panel display industry, from November 1998 until May 2003. He has more than 20 years of experience in establishing profitable business models and systems with several rapidly growing international electronics companies. Prior to Photon Dynamics, Mr. Dissly was Chief Financial Officer of Semaphore Communications, a network equipment provider, from January 1997 until October 1998 and Chief Financial Officer of CrossCheck Technology, an electronics design automation company, from July 1992 until December 1996. Prior to that, Mr. Dissly was Chief Financial Officer for Award Software and Megatest Corporation. Mr. Dissly has an MBA degree from Santa Clara University and is a licensed CPA.

Eugene R. White has served as a director since December 2001. Prior to his retirement in 1986, he was President and Chief Executive Officer of Amdahl Corporation, a public electronics computer company, from August 1974 until April 1979, Vice Chairman from May 1979 to April 1986 and director from May 1986 until April 1992. From December 1970 until February 1974, Mr. White was a Vice President of the commercial equipment business group at Fairchild Camera and Instrument. Prior to that, he was a Vice President in the computer systems group at Honeywell from January 1970 until November 1970 after its acquisition of General Electric’s computer business in December 1969. Mr. White held several managerial positions at General Electric from November 1958 until November 1969. Mr. White is a board member of Needham & Company, LLC, an underwriter of this offering.

Board Composition and Committees

We currently have six directors. Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Messrs. Dissly, Newberry, Benitez and White. Our audit committee oversees our corporate accounting and financial reporting process and internal control over financial reporting. Our audit committee evaluates the independent registered public accounting firm’s qualifications, independence and performance; engages and provides for the compensation of the independent registered public accounting firm; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; reviews our financial statements; reviews our critical accounting policies and estimates and internal control over financial reporting; and discusses with management and the independent registered public accounting firm the results of the annual audit and the reviews of our quarterly financial statements. Mr. Dissly has been designated as our audit committee financial expert under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. We believe that our audit committee members meet the requirements for independence and financial literacy under the current requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. We believe that the functioning of our audit committee complies with the applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Our compensation committee consists of Messrs. Dissly, Newberry, Benitez and White. Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives and setting compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our stock plans. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Newberry and White, each of whom the Board has determined is an independent director under the rules of the Nasdaq National Market. The nominating and corporate governance committee will select nominees for election as directors, and review and assess our code of ethics.

Compensation Committee Interlocks and Insider Participation

Prior to this offering, the board of directors as a whole made decisions relating to compensation of our executive officers. No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

Our non-employee directors receive a cash director fee for their services as members of the board in the amount of $12,000 per year. In addition, the audit committee chairman receives a cash fee of $5,000 per year, the compensation committee chairman receives a cash fee of $2,500 per year, and the nominating and corporate governance committee chairman receives a cash fee of $1,000 per year. Non-employee directors are also entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with attendance at board and committee meetings. In October 2004, we granted each of our non-employee directors a stock option to purchase 5,000 shares at an exercise price of $10.00 per share that was fully exercisable at the time of grant. In September 2005, we granted each of our non-employee directors a stock option to purchase 5,000 shares at an exercise price of $5.88 per share that will be fully exercisable on September 30, 2006. In addition, in September 2005, we granted to each of non employee director a stock option to purchase 1,500 shares at an exercise price of $5.00 per share that vest in four equal installments over four years beginning on October 1, 2006. Our 2006 Equity Incentive Plan provides that following completion of this offering each non-employee director who is elected or appointed to the board for the first time will be granted an option to purchase 10,000 shares vesting in four equal annual installments and at an exercise price equal to the fair market value of the stock on the date of grant, and that commencing with the annual meeting of the stockholders held in 2006, each non-employee director will receive an annual grant of an option to purchase 5,000 shares vesting on the first anniversary of the date of grant.

Indemnification

The following description references our amended and restated certificate of incorporation and bylaws as will be in effect upon completion of this offering. Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our bylaws provide that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

There is no pending litigation or proceeding involving a director or executive officer of Nextest as to which indemnification is required or permitted and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Executive Compensation

The following table sets forth information regarding the compensation for the fiscal year ended June 30, 2005 paid by us to our Chief Executive Officer and to our four most highly compensated executive officers who received salary and bonus compensation in the fiscal year 2005 of more than $100,000 who were serving as executive officer at the end of the last fiscal year. These persons are collectively referred to as the “Named Executive Officers”.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Salary	Bonus	Other Annual Compensation		Securities Underlying Options (#)
Robin Adler, Chairman and CEO	$217,962	$111,024	$—		—
Howard D. Marshall, Vice President of Operations	204,692	111,024	—		—
Tim F. Moriarty, Vice President of Sales and Marketing	194,308	65,258	190,201	(1)	—
James P. Moniz, CFO and Vice President of Finance	215,750	55,512	30,378	(2)	—
Craig Z. Foster, Vice President of Engineering	207,692	74,016	—		—

(1)	Comprised of sales commission.
(2)	Reimbursement of interest payments on a promissory note issued by Mr. Moniz in connection with the purchase of restricted stock by Mr. Moniz. The note was extinguished in September 2005 (see additional discussion in section entitled “Related Party Transactions—Loans to Officers and Directors”).

Options Grants in Last Fiscal Year

No stock options were granted during the fiscal year ended June 30, 2005 to any of the Named Executive Officers.

Aggregate Fiscal Year-End Option Values

The following table sets forth certain information regarding stock options outstanding during the fiscal year ended June 30, 2005 and unexercised options held as of June 30, 2005 by each of the Named Executive Officers. All options were granted under our 1998 Equity Incentive Plan.

The value of unexercised in-the-money options at June 30, 2005 are based on an assumed initial public offering price of $15.00 per share, minus the per share exercise price, multiplied by the number of shares underlying the option.

	Number of Securities Underlying Unexercised Options at Fiscal June 30, 2005		Value of Unexercised In-the-Money Options at June 30, 2005
Name and Principal Position	Exercisable	Unexercisable	Exercisable	Unexercisable
Robin Adler, Chairman and CEO	20,000	60,000	$278,000	$834,000
Howard D. Marshall, Vice President of Operations	20,000	60,000	278,000	834,000
Tim F. Moriarty, Vice President of Sales and Marketing	80,000	55,000	1,198,400	823,900
James P. Moniz, CFO and Vice President of Finance	10,000	73,500	130,000	955,500
Craig Z. Foster, Vice President of Engineering	17,500	52,500	245,000	735,000

Employment Agreements and Change of Control Arrangements

In October 2002 we granted each of Messrs. Moniz and Moriarty a stock option to purchase 17,500 shares of common stock and Mr. Foster a stock option to purchase 52,500 shares of common stock. In October 2003 we granted each of Messrs. Adler and Marshall a stock option to purchase 80,000 shares of common stock, each of Messrs. Moriarty and Foster a stock option to purchase 17,500 shares of common stock and Mr. Moniz a stock option to purchase 16,000 shares of common stock, and in March 2004 we granted to Mr. Moniz a stock option to purchase 50,000 shares. In September 2005 we granted to Mr. Moniz a stock option to purchase 45,000 shares. Each of these stock options vests subject to continued employment, however the vesting of these stock options accelerates in the event that we are acquired or merged into another corporation and if the individual is not offered an equivalent position with the new company.

Benefit Plans

1998 Equity Incentive Plan

Our 1998 Equity Incentive Plan (“1998 Plan”) was adopted by our board of directors and approved by our stockholders in January 1998. The 1998 Plan was later amended by our board of directors in January 2000, March 2000 and October 2003 and such amendments were approved by our stockholders in January 2000 and February 2004. Unless terminated sooner, the 1998 Plan will terminate in January 2008.

The 1998 Plan provides for the granting to employees of “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code, for the granting to employees, officers, directors and consultants of non-statutory stock options and for the grant of rights to purchase restricted stock to employees, officers, directors and consultants. The 1998 Plan provides for the issuance of a total of 6,000,000 shares. Of these shares, 1,107,609 were issued upon exercise of stock options, 2,516,582 were issued upon exercise of rights to purchase restricted stock, 2,031,750 shares were subject to outstanding options and 344,059 shares were available for future grants as of December 31, 2005. Upon completion of this offering, any shares reserved for future issuance and not covered by outstanding awards will become available for grant under our 2006 Equity Incentive Plan, and we will no longer grant any awards under the 1998 Plan.

The compensation committee currently administers the 1998 Plan. The administrator of the 1998 Plan has the power to determine:

•	the terms of the options and stock purchase rights granted, including the exercise price of options or stock purchase rights, the recipients of such awards and the number of shares subject to each award;

•	the vesting, exercisability and payment of each option or stock purchase right; and

•	the form of consideration payable upon exercise of each option or stock purchase right.

In addition, the administrator may modify outstanding options, provided that it may not impair the rights of any optionee without such optionee’s prior written consent.

Options and stock purchase rights granted under our 1998 Plan are generally not transferable by the optionee. Each option and stock purchase right is exercisable during the lifetime of the optionee and only by such optionee. Options granted under the 1998 Plan must generally be exercised within thirty days after the end of the optionee’s status as an employee, director or consultant of Nextest, or within six months after the optionee’s termination by death or disability, but in no event later than the expiration of the option’s term.

The exercise price of all incentive stock options granted under the 1998 Plan must be at least equal to the fair market value of the common stock on the date of the grant and the exercise price of all nonstatutory stock options granted under the 1998 Plan must be at least 85% of the fair market value of the common stock on the date of the grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any option granted must at least equal 110% of the fair market value on the grant date and the term of any incentive stock option granted to such individuals must not exceed five years. The term of all other options granted under the 1998 Plan may not exceed ten years.

The purchase price of stock purchase rights granted under our 1998 Plan must be at least 85% of the fair market value of the common stock on the date of the grant or at the time the purchase is consummated. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the purchase price of stock purchase rights granted must at least equal 100% of the fair market value on the grant date or at the time the purchase is consummated.

The 1998 Plan provides that in the event that we merge into another corporation each option or stock purchase right shall be assumed or substituted for by the successor corporation and that the administrator has the power to make proportional adjustment to the number or class of securities covered by any award, as well as the purchase price of the award.

2006 Equity Incentive Plan

Our 2006 Equity Incentive Plan (the “2006 Plan”) was adopted by our board of directors in February 2006 and approved by our stockholders in March 2006 and it will become effective upon completion of this offering. The 2006 Plan provides for the grant of stock options, stock appreciation rights, stock awards and cash awards. Options granted under the 2006 Plan may be either “incentive stock options”, as defined under Section 422 of the Internal Revenue Code of 1986, or non statutory stock options. The 2006 Plan will terminate in 2016 unless it is extended or terminated earlier pursuant to its terms.

We have reserved a total of 1,000,000 shares for issuance under the 2006 Plan. Upon completion of this offering, any shares reserved for future issuance and not covered by outstanding awards under the 1998 Plan will become available for grant under our 2006 Plan. Any shares that are issuable upon exercise of options granted pursuant to the 1998 Plan or 2006 Plan that expire or become unexercisable for any reason without having been exercised in full will also become available for grant under our 2006 Plan. The number of shares reserved for issuance under the 2006 Plan will be replenished on January 1 of each year, beginning January 1, 2007 and for nine years thereafter, by a number of shares that is equal to the lesser of:

•	the number of shares required to restore the number of shares reserved for future issuance not covered by outstanding awards to 1,000,000 shares; or

•	a number of shares set by our board of directors.

Our compensation committee administers the 2006 Plan, and it has delegated to the chief executive officer the authority to grant awards to non-executive level employees in accordance with guidelines established by the committee.

Awards granted under our 2006 Plan are generally not transferable by the awardee other than by will, a domestic relations order, or the laws of descent and distribution, and may be exercised during the participant’s lifetime only by the awardee. Awards granted under the 2006 Plan must generally be exercised within thirty days after the end of the optionee’s status as an employee, director or consultant of Nextest, or within six months after the optionee’s termination by death or disability, but in no event later than the expiration of the award’s term.

The exercise price of all options granted under the 2006 Plan must be at least equal to the fair market value of the common stock on the date of the grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option must at least equal 110% of the fair market value on the grant date and must have a term not exceeding five years. The term of all other options granted under the 2006 Plan may not exceed ten years.

The 2006 Plan provides for non-discretionary grant of stock options to our non-employee directors. Non-employee directors who are first elected or appointed after completion of this offering will receive a non-statutory option to purchase 10,000 shares of our common stock. The shares underlying these options vest in four equal annual installments. Beginning with the annual meeting of the stockholders held in 2007 each non-employee director who continues to serve as a director will receive an automatic grant of a stock option to purchase 5,000 shares of our common stock. The shares underlying these options vest on the earlier of the next annual meeting of the stockholders and the first anniversary of the date of grant. Generally, upon a change of control or a merger or sale of all or substantially all of our assets, the vesting of options granted to directors, who are then serving on the board of directors, will accelerate, and become immediately exercisable.

The administrator may grant stock awards (restricted shares) as payment of a bonus, as payment of any other compensation obligation, upon the occurrence of a special event or as otherwise determined by the administrator. The terms and conditions of a stock award will be contained in an award agreement. Vesting and the lapse of restrictions on such stock awards may be conditioned upon the achievement of performance goals determined by the administrator. Recipients of restricted shares may have voting rights and may receive dividends on the granted shares prior to the time the restrictions lapse.

The administrator may also grant cash awards either alone, in addition to, or in tandem with other awards granted under the 2006 Plan. The terms and conditions of a cash award will be contained in an award agreement. A cash award may be made contingent on the achievement of performance conditions.

The 2006 Plan provides for grant of stock appreciation rights (“SARs”), in addition to any other awards. A SAR entitles the participant to receive the amount by which the fair market value of a specified number of shares on the exercise date exceeds the exercise price of the SAR. The excess amount will be payable in shares, cash or in a combination thereof, as determined in the award agreement. The grant of a SAR may be made contingent upon the achievement of objective performance conditions.

Generally, in the event of (a) a merger or consolidation in which we are not the surviving corporation, (b) a merger in which we are the surviving corporation but after which our stockholders immediately prior to such merger cease to own their shares or other equity interest in us, (c) the sale of substantially all of our assets, or (d) the acquisition, sale, or transfer of more than 50% of our outstanding shares by tender offer or similar transaction (each, a “Fundamental Transaction”), any or all outstanding awards may be assumed, converted, replaced or substituted. In the event such successor corporation (if any) does not assume or substitute awards, the vesting with respect to such awards will accelerate so that the awards may be exercised before the closing or completion of the Fundamental Transaction but then terminate.

In addition, our board of directors may also specify that other transactions or events constitute a “change in control” and may provide for the accelerated vesting of shares which are the subject of awards and take any one or more the actions described for a merger transaction. The board need not adopt the same rules for each award under the 2006 Plan or for each holder of such awards.

2006 Employee Stock Purchase Plan

In February 2006, our board of directors adopted, and in March 2006 our stockholders approved, the 2006 Employee Stock Purchase Plan (the “Purchase Plan”). The Purchase Plan provides our employees with an opportunity to purchase our common stock at a discounted purchase price through accumulated payroll deductions, and it will become effective on the first day on which price quotations are available for our common stock on the Nasdaq National Market. The Purchase Plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code. Although the Purchase Plan has been adopted, it will not become operative until such time as determined by the Compensation Committee. The Purchase Plan will terminate in 2016 unless it is terminated earlier pursuant to its terms.

A total of 500,000 shares has been reserved for issuance under the Purchase Plan. The Purchase Plan provides that the share reserve will be increased on January 1 of each year beginning January 1, 2007 and for nine years thereafter, by a number of shares that is equal to the lesser of:

•	the number of shares required to restore the number of shares reserved for future issuance not covered by outstanding purchase rights to 500,000 shares; or

•	a number of shares set by our board of directors.

Our compensation committee administers the Purchase Plan, and it has full and exclusive authority to interpret the terms of the Purchase Plan and determine eligibility, subject to the limitations of Section 423 of the Internal Revenue Code. Persons are eligible to participate in the Purchase Plan if they work at least 20 hours per week. However, no person may participate in the Purchase Plan if, immediately after the grant of the stock purchase rights under the Purchase Plan, such person will own stock possessing five percent or more of the total combined voting power or value of all classes of our capital stock or of any subsidiary. Stock purchase rights granted under the Purchase Plan are not transferable by a participant other than by will or the laws of descent and distribution.

The Purchase Plan provides for offering periods of 24 months or such shorter period as may be established by the Board. Each generally includes four six-month purchase periods. At such time, if any, that the Purchase Plan becomes operative, the offering periods will start on the first trading day after either May 10 or November 10 of each year, except for the first offering period which will commence on the first business day on which price quotations for the Company’s Common Stock are available on the Nasdaq National Market.

The Purchase Plan permits participants to purchase our common stock through payroll deductions of up to 10% of the participant’s compensation, up to a maximum of $25,000 per year, and up to a maximum of 750 shares per purchase period. Compensation includes regular salary payments and incentive compensation, overtime pay and other compensation as determined from time to time by the board of directors, but excludes all other payments including bonuses, long-term disability or workers’ compensation payments, car allowances, relocation payments and expense reimbursements. Initially, all eligible employees will participate in the Purchase Plan at the 10% level. Immediately after completion of this offering they may elect to lower their percentage.

Amounts deducted and accumulated for the participant’s account are used to purchase shares of our common stock on the last trading day of each purchase period at a price of 85% of the lower of the fair market values of the common stock at the beginning of the offering period and the end of the purchase period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions accumulated to that date without interest. Participation ends automatically upon termination of employment.

In the event of a merger or other corporate transaction, the Purchase Plan will terminate and shares will be purchased based on the fair market value of the surviving corporation’s stock on the termination date (taking account of the exchange ratio where necessary) unless otherwise determined by the administrator. In the event of a dissolution or liquidation of our company, the offering period will terminate immediately prior to the event, unless otherwise determined by the administrator. In exercising its discretion, the administrator could terminate the Purchase Plan after notice to participants.

RELATED PARTY TRANSACTIONS

Preferred Stock Issuances

In November and December 2001, we sold a total of 8,000,000 shares of Series B Preferred at a purchase price of $2.50 per share to 19 investors. Affiliates of Needham Capital Partners and J&W Seligman & Co., purchased 2,400,000 and 2,000,000 shares, respectively, as a result of which each of them became one of our 5% stockholders. Two shares of Series B Preferred is convertible into one share of common stock as a result of a 1 for 2 reverse split of our common stock effective March 20, 2006. In connection with the sale of shares of Series B Preferred, we granted demand registration rights and other registration rights to the purchasers of our Series B Preferred. See “Description of Capital Stock—Registration Rights.”

Loans to Officers and Directors

In connection with the purchase of shares of common stock by a certain executive officer and certain directors, we extended them loans. Each of these loans were evidenced by a full-recourse promissory note and was secured by a pledge of the shares purchased. The following table describes the interest rate charged for these loans, the largest amount of indebtedness of the executive officer and each of the directors during the fiscal year ended June 30, 2005 and the amount of indebtedness of the executive officer and each of the directors at December 31, 2005.

Name, Title	Date Loan Made	Interest Rate	Largest Amount Outstanding	Amount Outstanding at December 31, 2005
James P. Moniz, CFO and Vice President of Finance	10/18/00	5%	$353,438	$—
Juan A. Benitez, Director	1/10/01	5	78,833	—
Stephen G. Newberry, Director	1/10/01	5	77,896	—
Eugene R. White, Director	4/30/02	4	70,875	—

On September 21, 2005, these notes were extinguished and a total bonus payment of $117,000, that was approved by the disinterested members of the Board of Directors, was paid to this officer and these directors to reimburse them for the tax consequences related to the repurchase of their restricted common stock to extinguish their non-recourse promissory notes. The following table provides details of the number of shares repurchased from, and the amount of bonus payments paid, to this officer and these directors.

Name, Title	Shares Owned at June 30, 2005	Shares Repurchased	Shares Owned at December 31, 2005	Bonus Awarded
James P. Moniz, CFO and Vice President of Finance	112,500	(57,398)	55,102	$75,760
Juan A. Benitez, Director	25,000	(12,755)	12,245	16,836
Stephen G. Newberry, Director	25,000	(12,755)	12,245	16,836
Eugene R. White, Director	15,000	(11,480)	3,520	7,259

Transactions and Relationships with Underwriters

The affiliated funds of Needham & Company, LLC, one of the underwriters in this offering, invested an aggregate of $6,000,000 in our Series B Preferred financing in November of 2001. For further information, see “Principal and Selling Stockholders”.

Affiliates of Cowen & Co., LLC, one of the underwriters in this offering, invested an aggregate of $2,570,000 in our Series B Preferred financing in November of 2001.

An affiliate of Merrill Lynch, one of the underwriters in this offering, invested an aggregate of $2,000,000 in our Series B Preferred financing in November of 2001.

Indemnification Agreements

Our amended and restated certificate of incorporation and bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by Delaware law. Further, we have entered into separate indemnification agreements with each of our directors and executive officers. For further information, see “Management—Indemnification”.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents the beneficial ownership of our common stock as of February 6, 2006 and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, by:

•	each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our common stock;

•	each of our directors;

•	each of our executive officers above;

•	the selling stockholders; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. All shares of our common stock subject to options currently exercisable or exercisable within 60 days of February 6, 2006 are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding options, but are not deemed to be outstanding for computing the percentage of ownership of any other person.

Unless otherwise indicated by the footnotes below, we believe, based on the information furnished to us, that each stockholder named in the table has sole or shared voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws. Percentage of ownership is based on 12,887,678 shares of common stock outstanding as of February 6, 2006 on an as converted basis and 16,887,678 shares outstanding after this offering, assuming no exercise of the underwriters’ overallotment option.

Unless otherwise indicated in the footnotes to the table, the address of each individual listed in the table is: c/o Nextest Systems Corporation, 1901 Monterey Road, San Jose, California 95112.

	Number of Shares Beneficially Owned Prior to the Offering		Number of Shares Offered	Number of Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number	Percent		Number	Percent
5% Stockholders and Selling Stockholders
Paul Magliocco (1)	1,403,699	10.89%	—	1,403,699	8.31%
Needham Capital Partners (2)	1,200,000	9.31	—	1,200,000	7.11
J. & W. Seligman & Co. Incorporated (3)	1,000,000	7.76	603,405	396,595	2.35

Other Selling Stockholders
Anthem Ventures Fund, L.P. (4)	416,000	3.23	251,017	164,983	*
ML IBK Positions, Inc. (5)	400,000	3.11	241,362	158,638	*
The Roser Partnership III, SBIC LP (6)	400,000	3.11	181,022	218,978	1.30
Atmel Corporation (7)	199,164	1.55	120,177	78,987	*
Roger Rappoport	5,000	*	3,017	1,983	*

Directors and Executive Officers
Robin Adler (8)	2,410,000	18.64	—	2,410,000	14.24
Howard D. Marshall (9)	2,465,000	19.07	—	2,465,000	14.56
Tim F. Moriarty (10)	429,000	3.30	—	429,000	2.53
Craig Z. Foster (11)	305,000	2.36	—	305,000	1.80
James P. Moniz (12)	87,602	*	—	87,602	*
Richard L. Dissly (13)	85,000	*	—	85,000	*
Juan A. Benitez (14)	34,995	*	—	34,995	*
Stephen G. Newberry (15)	29,995	*	—	29,995	*
Eugene R. White (16)	11,250	*	—	11,250	*
Victor A. Hebert	5,000	*	—	5,000	*
All directors and executive officers as a group (10 persons)	5,862,842	44.49%	—	5,862,842	34.13%

*	Less than 1% of Nextest’s outstanding common stock.
(1)	Includes 46,000 shares owned by minor children.
(2)	These shares are held by the following funds: 924,125 shares are held by Needham Capital Partners III, L.P., 97,625 shares are held by Needham Capital Partners IIIA, L.P., 178,250 shares are held by Needham Capital Partners III (Bermuda), L.P. and the address for each is 445 Park Avenue, New York, New York, 10022. Needham Capital Management, LLC (“NCM”) is the general partner of Needham Capital Partners III, L.P. and Needham Capital Partners IIIA, L.P. Needham Capital Management (Bermuda), LLC (“NCMB”) is the general partner of Needham Capital Partners III (Bermuda), L.P. As managing members of NCM and NCMB, George A. Needham, Thomas P. Shanahan and John J. Prior, Jr. may be deemed to beneficially own the shares controlled by Needham Capital Partners III, L.P., Needham Capital Partners IIIA, L.P. and Needham Capital Partners III (Bermuda), L.P. Messrs. Needham, Shanahan and Prior, Jr. disclaim beneficial ownership of the shares controlled by Needham Capital Partners III, L.P., Needham Capital Partners IIIA, L.P. and Needham Capital Partners III (Bermuda), L.P.
(3)	These shares are held and beneficially owned by the following funds for whom J.&W. Seligman & Co. Incorporated (JWS) acts as the investment adviser: 306,341 shares are held by Seligman New Technologies Fund II, Inc., 180,300 shares are held by Seligman Technologies Venture Fund LLC, and 513,359 shares are held by Seligman Communications and Information Fund, Inc., and the address for each is 100 Park Avenue, New York, New York 10017. The portfolio management team of each of these Seligman Funds makes investment decisions on behalf of such Funds. The portfolio managers (set forth alphabetically by last name as of March 14, 2006) are as follows: for Seligman Communications and Information Fund, Inc. (within the meaning of the SEC’s instructions set forth in Form N-1A), Ajay Diwan, Richard Parower, Vishal Saluja, Reema Shah and Paul Wick; for Seligman New Technologies Fund II, Inc. (within the meaning of the SEC’s instructions set forth in Form N-CSR) are Ajay Diwan, Richard Parower, Reema Shah, Paul Wick and Lauren Wu; and for Seligman Technologies Venture Fund LLC (within the meaning of the SEC’s instructions set forth in Form N-1A), Richard Parower, Reema Shah and Lauren Wu. With respect to the voting of proxies, proxies for securities held in the portfolios of these Seligman Funds will be received, processed and voted by JWS pursuant to the guidelines established by JWS’s Proxy Voting Committee, which is chaired by JWS’s Chief Investment Officer (John Cunningham) and includes JWS’s Chief Financial Officer (Thomas Rose) and General Counsel (Frank Nasta). Mr. William C. Morris, as the owner of a majority of the outstanding voting securities of JWS, may be deemed to beneficially own the shares controlled by JWS. An affiliate of Seligman Advisors, Inc., is registered as a limited purpose broker-dealer with the NASD and is not a participant in this offering. The funds purchased the shares being registered for resale in the ordinary course of their business and at the time of the purchase, the funds had no agreements or understandings, directly or indirectly, with any person to distribute the securities being offered pursuant to this registration statement. Each of the foregoing persons (other than each Seligman Fund named above with respect to the number of shares owned by such Fund) disclaims beneficial ownership of the shares. The foregoing does not include any shares that JWS may purchase on behalf of its clients in either this offering or in the secondary market.
(4)	The address of this selling stockholder is 225 Arizona Avenue, Suite 200, Santa Monica, CA 90401. The natural person with voting and investment control over the shares held by Anthem Ventures Fund, L.P. is William R. Woodward. Mr. Woodward disclaims beneficial ownership of the shares.
(5)	The address of this selling stockholder is 4 World Financial Center, 23rd Floor, New York, NY 10080. Merrill Lynch, Pierce, Fenner & Smith Incorporated is a registered broker-dealer with the NASD affiliated with this selling stockholder. This selling stockholder is also affiliated with other broker dealers. Merrill Lynch, Pierce, Fenner & Smith Incorporated is an underwriter in this offering. This selling stockholder purchased the shares being registered for resale in the ordinary course of business and at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Voting and investment decisions over the shares held by ML IBK Positions, Inc. are made by ML IBK Positions, Inc. Global Private Equity Investment Committee, comprised of Nathan C. Thorne, George A. Bitar and Mandakini Puri. Each of these persons disclaims beneficial ownership of the shares.

(6)	The address of this selling stockholder is 1105 Spruce Street, Boulder, CO 80302. Christopher W. Roser and James L. D. Roser are the two natural persons with voting and investment control over the shares held by The Roser Partnership III, SBIC LP. Each of these persons disclaims beneficial ownership of the shares.
(7)	The address of this selling stockholder is 2325 Orchard Parkway, San Jose, CA 95131. Mike Ross is the natural person at Atmel Corporation who has the voting and investment control over the shares held by Atmel Corporation. This power was delegated to him with the annual general officer powers approved by the Board of Directors of Atmel Corporation. Mr. Ross disclaims beneficial ownership of the shares.
(8)	Includes 40,000 shares subject to exercisable option, and 20,000 shares owned by minor children.
(9)	Includes 40,000 shares subject to exercisable option.
(10)	Includes 6,000 shares owned by minor child and 100,000 shares subject to exercisable options.
(11)	Includes 35,000 shares subject to exercisable option.
(12)	Includes 10,000 shares of restricted stock which will vest upon completion of the offering, and 32,500 shares subject to exercisable option.
(13)	Includes 5,000 shares subject to exercisable option.
(14)	Includes 12,750 shares subject to exercisable option.
(15)	Includes 12,750 shares subject to exercisable option.
(16)	Includes 11,250 shares subject to exercisable option.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, our authorized capital stock, after giving effect to the amendment and restatement of our certificate of incorporation, will consist of 140,000,000 shares of common stock, $0.001 par value and 10,000,000 shares of preferred stock, $0.001 par value.

Common Stock

As of December 31, 2005, there were 12,886,928 shares of common stock that were held of record by approximately 185 stockholders after giving effect to the conversion of our preferred stock into common stock. There will be 16,886,928 shares of common stock outstanding, assuming no exercise of the underwriters’ overallotment option and no exercise of outstanding options, after giving effect to the sale of the shares of common stock offered by this prospectus.

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors and each holder does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate in the future.

Preferred Stock

Upon the closing of this offering, the board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of Nextest. We have no present plans to issue any shares of preferred stock.

Issuances of preferred stock, while providing desirable flexibility in connection with possible acquisitions and for other corporate purposes, may have the effect of delaying, deferring or preventing a change in control of Nextest without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have an effect of decreasing the market price of our common stock.

All outstanding shares of preferred stock will be converted to common stock upon the completion of this offering, and we currently have no plans to issue any other shares of preferred stock.

Registration Rights

After this offering, the holders of approximately 2.7 million shares of common stock will be entitled to rights to cause us to register the sale of such shares under the Securities Act. These shares are referred to as registrable securities. Specifically, commencing twelve months after the closing of this offering holders of at least 50% of the registrable securities may require us to prepare and file a registration statement under the Securities Act at our expense covering at least 25% of the registrable securities then outstanding.

Under these demand registration rights, we are required to use our reasonable efforts to cause the shares requested to be included in the registration statement, subject to customary conditions and limitations. We are not obligated to effect more than one of these demand registrations. Once we become eligible to file a registration statement on Form S-3, the holders of the registrable securities may require us to register for a public offering of shares of registrable securities on a registration statement on Form S-3, if such registration will generate anticipated aggregate net proceeds of at least $1,000,000, and may participate in a registration by us, subject to specific conditions and limitations. Registration rights terminate no later than four years after this offering. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act.

Effect of Certain Provisions of our Certificate of Incorporation and Bylaws and the Delaware Anti-Takeover Statute

Certificate of Incorporation and Bylaws

Some provisions of Delaware law and our amended and restated certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

•	Undesignated Preferred Stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Nextest. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

•	Stockholder Meetings. Our charter documents provide that a special meeting of stockholders may be called only by the chairman of the board, by our president, by a resolution adopted by a majority of our board of directors, or by holders of not less than 20% of our common stock.

•	Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

•	Elimination of Stockholder Action by Written Consent. Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

•	Board of Directors. Our restated Certificate of Incorporation and bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively by resolution by the board of directors. In addition, subject to any rights of holders of preferred stock, newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, and not by the stockholders. No decrease in the number of directors constituting the board of directors will shorten the term of any incumbent director. Subject to the rights of holders of preferred stock, generally any director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of our outstanding common stock.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law. This law prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder;

•	in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, NA.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, a large number of our outstanding shares of common stock will not be available for sale shortly after this offering because of contractual and legal restrictions on resale as described below. Sales of substantial amounts of our common stock in the public market after these restrictions lapse, or the perception that these sales may occur, could depress the prevailing market price of our common stock and limit our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of 16,886,928 shares of common stock, based upon the shares outstanding as of December 31, 2005, assuming no exercise of the underwriters’ overallotment option and no exercise of outstanding options prior to completion of this offering. Of the total outstanding shares, the 5,400,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under the Securities Act, may generally only be sold in accordance with Rule 144 of the Securities Act.

Sales of Restricted Shares

The remaining 11,486,928 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. All of these shares will be subject to “lock-up” agreements under which the holders have agreed not to offer, sell or otherwise dispose of any of the shares of common stock owned by them for a period of 180 days after the date of this prospectus. Merrill Lynch & Co. may, in its sole discretion, at any time and without prior notice or announcement, release all or any portion of the shares subject to lock-up agreements. The following table presents the number of shares that will be eligible for sale pursuant to Rule 144(k), Rule 144 and Rule 701 after the completion of this offering, 180 days after completion of the offering and 180+ days after completion of the offering, when all shares will be eligible for sale.

	Rule 144(k)	Rule 144	Rule 701	Total
Completion of the offering	—	—	—	—
180 days after completion of the offering	2,450,392	8,569,899	387,045	11,407,336
180+ days after completion of the offering	2,450,392	8,649,491	387,045	11,486,928

Stock Options

After the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to issuance of options outstanding or reserved for future issuance under our 1998 Plan, 2006 Plan and the Purchase Plan. Based upon the number of shares subject to outstanding options as of December 31, 2005 and the shares reserved for issuance under our 1998 Plan, 2006 Plan and Purchase Plan, the registration statement on Form S-8 would cover approximately 3.9 million shares. Shares registered under that registration statement will generally be available for sale in the open market immediately after the 180 day lock-up agreements expire.

Registration Rights

After this offering, the holders of an aggregate of approximately 2.7 million shares of our common stock will have the right to require us to register these shares under the Securities Act under certain circumstances. After registration, the shares will be freely tradable without restriction under the Securities Act. For more information regarding these registration rights, see “Description of Capital Stock—Registration Rights”.

Rule 144

In general, under Rule 144 as currently in effect, beginning 180 days after the date of this prospectus, a person who has beneficially owned restricted securities for at least one year and is not an affiliate would be entitled to sell in “broker’s transactions” or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding (which will equal approximately 168,869 shares immediately after this offering); or

•	the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are generally subject to the availability of current public information about Nextest.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell these shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering. Affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell his or her shares 90 days after the effective date of this offering, unless otherwise restricted, in reliance on Rule 144, without having to comply with the holding period of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Cowen & Co., LLC and Needham & Company, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Cowen & Co., LLC
Needham & Company, LLC

Total	5,400,000

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that they propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After the offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds, before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment options.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Nextest Systems	$	$	$
Proceeds, before expenses, to Selling Stockholders	$	$	$

The total expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to 600,000 additional shares and the selling stockholders have granted an option to the underwriters to purchase up to 210,000 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise their options for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise their options, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors and holders of our outstanding common stock have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, except for the shares being sold in this offering. Specifically, we and these other persons have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock; and

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

Quotation on the Nasdaq National Market

Our shares will be quoted on the Nasdaq National Market under the symbol “NEXT”.

The underwriters do not intend to confirm sales of the shares to any accounts over which they exercise discretionary authority.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the underwriters believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Because we may be deemed to have a conflict of interest with Cowen & Co., LLC, the offering will be conducted in accordance with Conduct Rule 2720 of the National Association of Securities Dealers, Inc. This rule requires that the public offering price of an equity security be no higher than the price recommended by a qualified independent underwriter which has participated in the preparation of the registration statement and performed its usual standard of due diligence with respect to that registration statement. Although affiliates of Needham & Company, LLC own an aggregate of 2,400,000 shares, or 28.2% of our outstanding preferred stock, in determining conflict of interest issues, the Conduct Rules of the NASD include only those shares in which the underwriter has an economic interest. As determined by the Conduct Rules of the NASD, Needham & Company, LLC (together with its affiliates) has an economic interest in approximately 2.0% of our outstanding preferred stock and is eligible to act as a qualified independent underwriter. Needham & Company, LLC has agreed to act as qualified independent underwriter for the offering. The price of the shares will be no higher than that recommended by Needham & Company, LLC. For a further discussion, see “Risk Factors—The underwriters may have a conflict of interest in connection with this offering.”

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

The underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriter’s short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the representatives make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Offer, Sale and Distribution of Shares

Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site is not a part of this prospectus.

Other Relationships

Cowen & Co., LLC has provided us with investment banking advisory services in the past, for which Cowen & Co., LLC has received customary fees. Some of the underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us for which they will receive customary fees and commissions. Affiliates of Needham & Company, LLC, Cowen & Co., LLC and Merrill Lynch, which are acting as underwriters in this offering, purchased an aggregate of 2,400,000 shares, 1,028,000 shares and 800,000 shares each of our Series B Preferred. Further, Eugene R. White, who has been a member of our board of directors since December 2001, is also a member of the board of directors of Needham & Company, LLC.

LEGAL MATTERS

The validity of the common stock being offered by this prospectus will be passed upon for us by Heller Ehrman LLP, San Francisco, California which has acted as our counsel in connection with this offering. The underwriters have been represented by Morrison & Foerster LLP, Palo Alto, California. Victor A. Hebert, a member of Heller Ehrman LLP and the corporate secretary of Nextest, beneficially owns 5,000 shares of our capital stock, on an as converted basis.

EXPERTS

The consolidated financial statements as of June 30, 2004 and 2005 and for each of the three years in the period ended June 30, 2005 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including exhibits and schedules) under the Securities Act, with respect to the shares of common stock offered by us and the selling stockholders in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement; some items are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. With respect to each document filed with the SEC as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

NEXTEST SYSTEMS CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Nextest Systems Corporation

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Nextest Systems Corporation and its subsidiaries at June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 6 to the consolidated financial statements, in November 2006, the holders of the Company’s Series B mandatorily redeemable convertible preferred stock have the right, if a majority of them elect to do so, to require the Company to redeem all the Series B preferred stock outstanding at its estimated redemption value at that date. As further discussed in Note 1 to the consolidated financial statements, the Company’s ability to meet its obligation to the Series B preferred stockholders is dependant upon, among other things, raising additional capital.

/s/ PricewaterhouseCoopers LLP

San Jose, California

August 18, 2005, except for Note 13,

which is as of March 20, 2006

NEXTEST SYSTEMS CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	June 30,		December 31, 2005	Pro Forma Stockholders’ Equity at December 31, 2005
	2004	2005
			(Unaudited)	(Unaudited)
				(See Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$5,026	$10,474	$16,896
Short-term investments	5,001	—	—
Accounts receivable, net of allowances of $159 at June 30, 2004, $157 at June 30, 2005 and $157 (unaudited) at December 31, 2005 (including balances due from a related party, see Note 11)	10,536	12,836	9,299
Inventory	19,218	13,150	21,355
Deferred tax assets	2,809	2,835	3,100
Prepaid expenses and other current assets	1,118	298	660

Total current assets	43,708	39,593	51,310
Property and equipment, net	3,179	3,750	3,615
Restricted cash	517	417	317
Deferred tax assets	705	975	1,824
Other assets	1,033	1,080	491

Total assets	$49,142	$45,815	$57,557

LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,786	$3,499	$7,584
Accrued liabilities	5,278	3,100	4,490
Deferred income	755	3,792	2,077
Customer deposits	360	761	2,647
Income tax payable	2,000	218	2,073

Total current liabilities	15,179	11,370	18,871

Deferred income	328	380	366
Accrued rent	334	239	174

Total liabilities	15,841	11,989	19,411

Commitments and contingencies (Note 4)

Series B Mandatorily Redeemable Convertible Preferred Stock:
$2.50 par value; 8,000,000 shares authorized; 8,000,000 shares issued and outstanding at June 30, 2004, June 30, 2005, and December 31, 2005 (unaudited) actual, and 0 (unaudited) pro forma (Series B liquidation preference of $40,000,000)	26,441	30,784	33,785	$—

Stockholders’ equity:
Series A Convertible Preferred Stock: $3.00 par value; 500,000 shares authorized; 500,000 shares issued and outstanding at June 30, 2004, June 30, 2005 and December 31, 2005 (unaudited) actual, and 0 (unaudited) pro forma (Series A liquidation preference of $1,500,000)	1,490	1,490	1,490	—
Common Stock: $0.001 par value
Authorized: 85,000,000 shares;
Issued and outstanding: 8,707,521 and 8,762,046 shares at June 30, 2004 and 2005, respectively and 8,624,178 (unaudited) actual, 12,886,928 (unaudited) pro forma at December 31, 2005, respectively	9	9	9	13
Additional paid in capital	4,421	3,434	4,739	40,010
Deferred stock-based compensation	(2,015)	(863)	(1,877)	(1,877)
Notes receivable from stockholders	(1,028)	(1,028)	—	—
Retained earnings	3,983	—	—	—

Total stockholders’ equity	6,860	3,042	4,361	$38,146

Total liabilities, mandatorily redeemable convertible preferred stock and stockholders’ equity	$49,142	$45,815	$57,557

The accompanying notes are an integral part of these consolidated financial statements.

NEXTEST SYSTEMS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Years Ended June 30,			Six Months Ended December 31,
	2003	2004	2005	2004	2005
				(Unaudited)	(Unaudited)
Net revenue:
Products	$13,386	$42,076	$45,477	$26,145	$34,848
Services	2,212	2,374	2,970	1,305	1,782

Total net revenue (including net revenue from sales to a related party, see Note 11)	15,598	44,450	48,447	27,450	36,630

Cost of revenue:
Products	10,416	20,535	25,029	13,512	17,781
Services	477	584	498	264	599

Total cost of revenue	10,893	21,119	25,527	13,776	18,380

Gross profit	4,705	23,331	22,920	13,674	18,250
Operating expenses:
Research and development	4,456	6,351	6,657	3,194	3,752
Sales, general and administrative	8,046	13,117	17,067	7,923	9,769

Total operating expenses	12,502	19,468	23,724	11,117	13,521

Income (loss) from operations	(7,797)	3,863	(804)	2,557	4,729
Interest and other income, net:
Interest and other income (expense), net	267	229	213	103	231
Interest expense	(163)	(31)	(60)	(30)	(58)

Interest and other income, net	104	198	153	73	173

Income (loss) before income taxes	(7,693)	4,061	(651)	2,630	4,902
Income tax (provision) benefit	920	2,190	339	(905)	(1,601)

Net income (loss)	(6,773)	6,251	(312)	1,725	3,301
Accretion of Series B preferred stock redemption value	(1,600)	(4,047)	(4,343)	(2,507)	(3,001)
Amount allocated to participating Series A preferred stockholders	—	(90)	—	—	(45)

Net income (loss) available to common stockholders	$(8,373)	$2,114	$(4,655)	$(782)	$255

Basic and diluted net income (loss) per share available to common stockholders:
Net income (loss) per common share, basic	$(1.07)	$0.25	$(0.54)	$(0.09)	$0.03

Net income (loss) per common share, diluted	$(1.07)	$0.22	$(0.54)	$(0.09)	$0.03

Weighted average number of shares used in per share calculations, basic	7,815,822	8,312,113	8,663,287	8,630,473	8,649,233

Weighted average number of shares used in per share calculations, diluted	7,815,822	9,457,404	8,663,287	8,630,473	9,485,590

Unaudited pro forma net income (loss) per share:
Pro forma net income (loss) per share, basic			$(0.02)		$0.26

Pro forma net income (loss) per share, diluted			$(0.02)		$0.24

Pro forma shares used in per share calculation, basic			12,926,037		12,911,983

Pro forma shares used in per share calculation, diluted			12,926,037		13,748,340

The accompanying notes are an integral part of these consolidated financial statements.

NEXTEST SYSTEMS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share data)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid In Capital	Deferred Stock-Based Compensation	Notes Receivable from Stockholders	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at June 30, 2002	500,000	$1,490	8,235,017	$8	$1,403	$(14)	$(1,051)	$10,152	$11,988
Issuance of common stock upon exercise of options	—	—	70,050	—	1	—	—	—	1
Amortization of deferred stock-based compensation	—	—	—	—	—	14	—	—	14
Accretion of Series B mandatorily redeemable convertible preferred stock	—	—	—	—	—	—	—	(1,600)	(1,600)
Interest on notes receivable from stockholders	—	—	—	—	—	—	(55)	—	(55)
Repayment of interest on notes receivable from stockholders	—	—	—	—	—	—	55	—	55
Net loss	—	—	—	—	—	—	—	(6,773)	(6,773)

Balance at June 30, 2003	500,000	1,490	8,305,067	8	1,404	—	(1,051)	1,779	3,630
Issuance of common stock upon exercise of options	—	—	402,454	1	111	—	—	—	112
Deferred stock-based compensation	—	—	—	—	2,906	(2,906)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	891	—	—	891
Accretion of Series B mandatorily redeemable convertible preferred stock	—	—	—	—	—	—	—	(4,047)	(4,047)
Interest on notes receivable from stockholders	—	—	—	—	—	—	(55)	—	(55)
Repayment of principal and interest on notes receivable from stockholders	—	—	—	—	—	—	78	—	78
Net income	—	—	—	—	—	—	—	6,251	6,251

Balance at June 30, 2004	500,000	1,490	8,707,521	9	4,421	(2,015)	(1,028)	3,983	6,860
Issuance of common stock upon exercise of options	—	—	54,525	—	14	—	—	—	14
Deferred stock-based compensation	—	—	—	—	(329)	329	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	823	—	—	823
Accretion of Series B mandatorily redeemable convertible preferred stock	—	—	—	—	(672)	—	—	(3,671)	(4,343)
Interest on notes receivable from stockholders	—	—	—	—	—	—	(55)	—	(55)
Repayment of interest on notes receivable from stockholders	—	—	—	—	—	—	55	—	55
Net loss	—	—	—	—	—	—	—	(312)	(312)

Balance at June 30, 2005	500,000	$1,490	8,762,046	$9	$3,434	$(863)	$(1,028)	$—	$3,042

The accompanying notes are an integral part of these consolidated financial statements.

NEXTEST SYSTEMS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share data)

(Continued)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid In Capital	Deferred Stock-Based Compensation	Notes Receivable from Stockholders	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at June 30, 2005	500,000	$1,490	8,762,046	$9	$3,434	$(863)	$(1,028)	$—	$3,042
Issuance of common stock under restricted stock agreement (unaudited)	—	—	7,500	—	71	(71)	—	—	—
Issuance of common stock upon exercise of options (unaudited)	—	—	25,550	—	32	—	—	—	32
Deferred stock-based compensation (unaudited)	—	—	—	—	1,907	(1,907)	—	—	—
Amortization of deferred stock-based compensation (unaudited)	—	—	—	—	—	964	—	—	964
Accretion of Series B mandatorily redeemable convertible preferred stock (unaudited)	—	—	—	—	(60)	—	—	(2,941)	(3,001)
Interest on notes receivable from stockholders (unaudited)	—	—	—	—	—	—	(10)	—	(10)
Repayment of interest on notes receivable from stockholders (unaudited)	—	—	—	—	—	—	33	—	33
Repurchase of common stock (unaudited) (See Note 5)	—	—	(170,918)	—	(645)	—	1,005	(360)	—
Net income for the six months ended December 31, 2005 (unaudited)	—	—	—	—	—	—	—	3,301	3,301

Balance at December 31, 2005 (unaudited)	500,000	$1,490	8,624,178	$9	$4,739	$(1,877)	$—	$—	$4,361

The accompanying notes are an integral part of these consolidated financial statements.

NEXTEST SYSTEMS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended June 30,			Six Months Ended December 31,
	2003	2004	2005	2004	2005
				(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(6,773)	$6,251	$(312)	$1,725	$3,301
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	475	557	1,076	478	643
Provision for inventory write-downs	1,692	585	1,954	1,086	362
Amortization of stock-based compensation	14	891	823	470	964
Deferred taxes provision (benefit)	2,223	(3,514)	(296)	(655)	(1,114)
Interest on notes receivable from stockholders	(55)	(55)	(55)	(27)	(10)
Interest on short-term investments	(39)	(54)	(50)	(31)	—
Changes in current assets and liabilities:
Accounts receivable	(928)	(5,149)	(2,300)	1,405	3,537
Inventory	731	(12,796)	2,771	(85)	(8,930)
Income tax receivable	(2,519)	3,027	—	—	—
Prepaid expenses and other current assets	112	(853)	820	191	(362)
Other assets	(2)	(43)	(47)	(4)	17
Accounts payable	732	5,146	(3,287)	(4,653)	4,085
Accrued liabilities	395	3,662	(2,272)	(1,337)	1,325
Income taxes payable	755	280	(1,783)	(161)	2,427
Deferred income	652	(500)	3,089	1,126	(1,729)
Customer deposits	1,560	(1,200)	401	(233)	1,886

Net cash provided by (used in) operating activities	(975)	(3,765)	532	(705)	6,402

Cash flows from investing activities:
Purchases of property and equipment	(182)	(2,128)	(304)	(195)	(145)
Purchases of short-term investments	(16,025)	(15,075)	(6,000)	(6,000)	—
Sales and maturities of short-term investments	11,037	15,155	11,051	8,030	—
Changes in restricted cash	92	100	100	100	100

Net cash provided by (used in) investing activities	(5,078)	(1,948)	4,847	1,935	(45)

Cash flows from financing activities:
Proceeds from exercise of options	1	112	14	14	32
Repayment of principal and interest on notes receivable from stockholders	55	78	55	17	33

Net cash provided by financing activities	56	190	69	31	65

Net increase (decrease) in cash and cash equivalents	(5,997)	(5,523)	5,448	1,261	6,422
Cash and cash equivalents at beginning of period	16,546	10,549	5,026	5,026	10,474

Cash and cash equivalents at end of period	$10,549	$5,026	$10,474	$6,287	$16,896

Supplementary cash flow information:
Cash paid for income taxes	$3	$1,066	$1,996	$1,721	$279

Refunds received for income taxes	$1,382	$3,049	$257	$—	$3

Non-cash financing activities:
Extinguishment of principal on notes receivable from stockholders (see Note 5 )	$—	$—	$—	$—	$1,005

The accompanying notes are an integral part of these consolidated financial statements.

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—The Company and Basis of Presentation:

The Company

Nextest Systems Corporation (the “Company”), was incorporated in California in November 1997 and is engaged in the design, development manufacturing, sale and service of automatic test equipment (“ATE”) for the semiconductor industry.

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. The Company’s financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry and in addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. Historically a small number of customers have accounted for a significant portion of the Company’s revenue. The Company may experience significant period-to-period fluctuations in future operating results due to the factors mentioned above or other factors. Such factors could negatively impact the Company’s cash flows from operations and liquidity.

The Company’s future financing requirements will depend on many factors, including its rate of revenue growth, the price received for its products and services, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancement to existing products, the cost of ensuring access to adequate manufacturing capacity, and the continuing market acceptance of its products. The Company believes that current cash balances and future cash flows from operations will be sufficient to meet its anticipated cash needs for operations for the next twelve months. In the event of liquidation, dissolution or winding up of the Company, holders of the Company’s common stock may not receive any proceeds due to liquidation preferences of the Company’s preferred stockholders. In November 29, 2006, the holders of the Series B redeemable convertible preferred stock have an option to have their shares redeemed at an estimated redemption value of $41.2 million (unaudited), as determined on December 31, 2005. If the Company completes an initial public offering of its common stock for greater than $25 million and a price not less than $10.00 per share by the redemption date, the Series B redeemable convertible preferred stock will automatically convert to common stock. However, if this offering does not take place prior to the Series B stockholders’ optional redemption in November 29, 2006, the Company will likely have to find an alternative source of capital to redeem the shares or obtain an extension of the redemption date from the Series B stockholders. Failure to consummate an initial public offering, raise additional capital or modify the redemption date could have a material adverse effect on the Company’s ability to achieve its intended business objectives (see Note 6).

Fiscal periods

The Company reports results of operations on the basis of 52 or 53 week periods, ending on the last Saturday in June of each fiscal year. Fiscal years 2003, 2004, and 2005 ended on June 28, 2003, June 26, 2004, and June 25, 2005, respectively. Fiscal years 2003, 2004, and 2005 were each comprised of 52 weeks. For presentation purposes, the accompanying consolidated financial statements refer to the fiscal year end of each respective year as June 30. The periods for the six months ended December 31, 2004 and 2005 actually ended December 25, 2004 and December 24, 2005, respectively, and each included 26 weeks.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (see Note 9). All material intercompany balances and transactions have been eliminated.

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Foreign currency translation

The U.S. dollar is the functional currency for the Company’s wholly-owned subsidiaries. Assets and liabilities that are not denominated in the functional currency are remeasured into U.S. dollars and the resulting gains or losses are included in “Interest and other income, net.” Such gains or losses have not been material for any period presented.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities (inventory valuation, accounts receivable valuation, accrued warranty and fair values of common and preferred stock, etc.) and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of net revenue and expenses during the reporting period. Significant estimates in these consolidated financial statements include allowances for doubtful accounts receivable, inventory write-downs, estimates for future cash flows and economic useful lives of property and equipment, asset impairments, certain accrued liabilities, income tax contingencies and deferred tax valuation allowances and valuations of common and preferred stock. Actual results could differ from those estimates.

Unaudited interim results

The accompanying consolidated balance sheet at December 31, 2005 and related consolidated statements of operations and of cash flows for the six months ended December 31, 2004 and 2005, are unaudited. The interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s results of operations and cash flows for the six months ended December 31, 2004 and 2005. The results for the six months ended December 31, 2005 are not necessarily indicative of the results to be expected for the year ending June 30, 2006 or for any other interim period or for any other future year.

Unaudited pro forma stockholders’ equity

Upon consummation of the offering contemplated by this prospectus, all of the Series B mandatorily redeemable convertible preferred stock and Series A convertible preferred stock outstanding will automatically convert to 4,262,750 shares of common stock, based on the shares of preferred stock outstanding at December 31, 2005. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the mandatorily redeemable convertible preferred stock and redeemable convertible preferred stock, is set forth on the accompanying consolidated balance sheet. See Note 12 for discussion of unaudited pro forma earnings per share giving effect to this conversion.

Revenue recognition

The Company recognizes revenue from product sales when persuasive evidence of an arrangement exists, delivery has occurred, title has passed, the selling price is fixed or determinable and collection of the resulting receivable is reasonably assured. Delivery generally occurs when the product is delivered to a common carrier and shipping terms are FOB shipping point. Acceptance occurs once it is demonstrated that the product meets the Company’s final test specifications and is delivered to a common carrier. When the arrangement with the customer includes future obligations or is contingent on obtaining customer acceptance (generally a new customer or a new product to an existing customer), revenue is deferred and recognized only when these obligations have been met or customer acceptance has been received. The Company’s product sales consist

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

primarily of the sale of equipment. If the Company provides services (primarily extended warranty and maintenance service) along with the product, which are considered as multiple deliverables, such services are accounted for separately in accordance with EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” For arrangements with multiple deliverables, the Company recognizes revenue for the delivered items if the delivered items have value to the customer on a stand-alone basis and the fair value of undelivered items can be reliably determined. The Company allocates total consideration, which is fixed and determinable, to separate deliverables, consisting of separate units of accounting based on the fair values of these units of accounting as determined by reference to the ordinary selling price of these units when they are sold on a stand-alone basis. Thereafter, depending on the nature of the deliverables comprising a unit of accounting, and the corresponding revenue recognition conventions, the Company recognizes revenue when all revenue recognition criteria are met.

The Company’s customers do not have general rights of return. The substantial majority of the Company’s sales are directly to end customers. The Company does not recognize revenue on evaluation units it may consign to its customers until a purchase order is placed by the customer and all other conditions of the Company’s revenue recognition policy are met, as discussed above.

The Company recognizes revenue from fixed-price support or maintenance contracts, including extended warranty contracts, and short-term rental contracts, ratably over the contractual period and recognizes the costs associated with these contracts as incurred. Rental revenues are included as a component of product sales and have been immaterial to date. Revenue for out-of-warranty repairs and not under service contracts is recognized when the repaired product is delivered to a common carrier.

Deferred product revenue relates to shipped but not yet accepted product and unearned revenue for extended warranty and is reported net of its related cost of revenue in the caption “Deferred Income” in the accompanying consolidated balance sheet.

Shipping and handling cost

Shipping and handling charged to customers are recorded as revenue. These costs are included in the company’s cost of revenue. Such charges were not significant in any of the periods presented.

Advertising

The Company expenses advertising costs as incurred. Advertising costs were $166,000, $347,000, $695,000, $563,000 (unaudited) and $610,000 (unaudited) for the years ended June 30, 2003, 2004 and 2005, and the six months ended December 31, 2004 and December 31, 2005, respectively.

Research and development

Research and development costs consist primarily of compensation and related costs for personnel as well as costs related to materials, outside contractors, equipment depreciation and other engineering overhead costs. All research and development costs are expensed as incurred.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less on the date of purchase to be cash equivalents. The Company deposits all of its cash and cash equivalents with two high credit quality financial institutions.

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Short-term investments

The Company considers marketable securities with remaining maturities at the time of purchase greater than three months and that are expected to be realized within one year from the balance sheet date as short-term investments. Marketable securities consist of debt securities that are classified as available-for-sale and are reported at fair value in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” with net unrealized gains and losses reported within stockholders’ equity. There were no unrealized gains and losses at June 30, 2005 and 2004. Realized gains or losses on sale or maturity of securities are determined based on specific identification and are included in interest and other income, net. Short-term investments at June 30, 2004 consisted entirely of auction rate securities which when purchased had auction-rate reset dates within 90 days of the purchase date. Such auctions are assumed to occur as scheduled, but there can be no assurance that such auctions will occur. There were no short-term investments at June 30, 2005 and December 31, 2005 (unaudited).

Restricted cash

Restricted cash as of June 30, 2004 was $512,000 and as of June 30, 2005 was $412,000 and as of December 31, 2005 (unaudited) was $312,000, which is held for purposes of supporting an irrevocable standby letter of credit. The standby letter of credit is held as collateral for the lease of the 1901 Monterey Road facility. This letter of credit and its restricted cash balance are reduced annually by $100,000 in November. In addition, $5,000 is held as collateral for the Company’s Visa/MasterCard Merchant Account at June 30, 2004 and 2005 and December 31, 2005 (unaudited).

Fair value of financial instruments

The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their short maturities and/or market-consistent interest rates.

The Company’s Series B mandatorily redeemable preferred stock is being accreted to its estimated fair value at its redemption date. As a private company, the estimated fair value of the Series B Preferred shares at its redemption date is determined by the Board of Directors. In determining fair value, the Board of Directors considers a number of factors, including:

•	the fair value of the Company’s common stock (See Note 7 for discussion),

•	contemporaneous or retrospective valuations performed by valuation specialists,

•	dividend, conversion, redemption and liquidation preferences of the Series B Preferred shares.

Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. The Company deposits are primarily in checking and money market accounts with reputable financial institutions. Deposits held with financial institutions may exceed the amount of insurance provided on such deposits. The Company’s accounts receivable are derived from U.S. dollar denominated revenue earned from customers located primarily in the North America, Europe and Asia. The Company performs on-going credit evaluations of its customers’ financial condition. While the Company generally does not require collateral, in certain circumstances it may require a

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

customer to provide an irrevocable letter of credit and/or a significant cash prior to shipment. The Company assesses collectibility of its accounts receivable and provides a valuation allowance for its estimate of uncollectible amounts. The Company had no significant write-offs or recoveries during the years ended June 30, 2003, 2004, 2005 and during the six months ended December 31, 2004 (unaudited) and December 31, 2005 (unaudited).

The following table sets forth sales to customers comprising 10% or more of the Company’s total revenue for the periods indicated:

	Years Ended June 30,			Six Months Ended December 31,
	2003	2004	2005	2004	2005
				(Unaudited)	(Unaudited)
Customer
Atmel	17%	21%	34%	51%	—%
SanDisk	39	26	16	17	26
Hynix	—	—	—	—	40
Amkor	—	14	—	—	—
Samsung	—	—	19	—	11

The following table sets forth accounts receivable from customers comprising 10% or more of the Company’s total accounts receivable balance at the period ends indicated:

	June 30,		December 31,
	2004	2005	2005
			(Unaudited)
Customer
Atmel	24%	—%	16%
Hynix	—	45	—
SanDisk	14	—	36
Intel	15	—	—
Samsung	12	28	—
Lattice	—	—	10

Inventories

Inventory is stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis), or market. Due to changing market conditions, estimated future requirements, age of the inventories on-hand and our introduction of new products, the Company regularly reviews inventory quantities on-hand and records a provision to write-down excess and obsolete inventory to its estimated net realizable value. A significant increase in the demand for the Company’s products could result in a short-term increase of inventory purchases while a significant decrease in demand could result in an increase in the provisions for excess inventory quantities on-hand. In addition, the Company’s industry is subject to technological change, new product development and product technological obsolescence that could result in an increase in the amount of obsolete inventory quantities on-hand. When the Company records a provision for excess and obsolete inventory, a new cost basis for the inventory is created. Recoveries of previously written-down inventory are recognized only when the related inventory is sold and revenue has been recognized.

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Inventory provisions for the years ended June 30, 2003, 2004 and 2005 were $1.7 million, $0.6 million and $2.0 million respectively. Recoveries resulting from sales of previously written-down inventory for the years ended June 30, 2003, 2004 and 2005 were none, $1.5 million and $0.6 million, respectively. Inventory provisions for the six months ended December 31, 2004 and December 31, 2005 were $1.1 million (unaudited) and $0.4 million (unaudited), respectively. Recoveries resulting from sales of previously written-down inventory for the six months ended December 31, 2004 and December 31, 2005 were $0.2 million (unaudited) and $0.3 million (unaudited), respectively.

Certain components used in the Company’s products are purchased from a single or a limited group of suppliers. Although all single or limited group sourced components are currently available in adequate amounts, shortages of such components could develop in the future. The Company typically does not have written supply agreements and purchases these components through individual purchase orders.

Inventory held at customers represents evaluation units that have been consigned to potential customers for evaluation and test purposes (usually less than one year). There is no contractual obligation for the Company’s customers to purchase these evaluation units. Returned units are added to inventory and subsequently sold to other customers. Costs of refurbishing such inventory have historically been insignificant. Net revenue from sales of evaluation units directly from inventory held at customers was approximately $107,000, $1,539,000 and $90,000 for the years ended June 30, 2003, 2004 and 2005, respectively and $50,000 (unaudited) and $23,000 (unaudited) for the six months ended December 31, 2004 and 2005, respectively. Gross margins on these sales were consistent with the overall gross margins in those periods.

Field service inventory represents spare parts used by the service department to support warranty and service activities and is not held for resale to our customers. This inventory generally must be maintained regardless of whether the systems they support are in the Company’s existing product offering or whether they are used to support products. The Company records a provision to services cost of revenue for field service inventory that it deems to be excess or obsolete to write it down to its estimated net realizable value.

Property and equipment

Property and equipment, including leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the related assets.

The depreciation and amortization periods of property and equipment are as follows:

Demonstration equipment	5 years
Computer and test equipment	5 years
Computer software	3 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of the estimated useful life or remaining term of lease

Demonstration equipment consists primarily of Company-owned test systems used to allow its customers to observe and test the systems’ operations and functionality. Depreciation of demonstration equipment is included in selling, general and administrative expense. Generally, the Company does not offer its demonstration equipment for sale to its customers, however if a unit is sold, the Company’s policy is to transfer the asset back into inventory. When revenue is recognized the depreciated cost basis of the equipment is recorded as cost of revenue.

Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

amortization are removed from the accounts and any resulting gain or loss is reported in Other income or loss in the period realized.

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Recoverability is measured by comparison of the carrying amount to the future undiscounted net cash flows, which the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of these assets exceeds the fair value of the assets. There have been no impairments of long-lived assets through June 30, 2005 and December 31, 2005 (unaudited).

Income taxes

The Company accounts for income taxes under the liability method whereby the expected future tax consequences of temporary differences between the book and tax basis of assets and liabilities are recognized as deferred tax assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that a portion or the entire deferred tax asset will not be realized.

In addition, the Company’s calculation of their tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company is subject to income tax audits in all of the jurisdictions in which it operates and, as a result, must also assess exposures to any potential issues arising from current or future audits of current and prior year’s tax returns. Accordingly, the Company must assess such potential exposure and, where necessary, provide a reserve to cover any expected loss. To the extent that the Company establishes a reserve, its provision for income taxes would be increased. If the Company ultimately determines that payment of these amounts is unnecessary, it reverses the liability and recognizes a tax benefit during the period in which it determines that the liability is no longer necessary. The Company records an additional charge in its provision for taxes in the period in which it determines that the recorded tax liability is less than the Company’s original estimate.

Warranty

The Company generally warrants its product against defect, in material, and workmanship and non-conformance to the Company’s specification for a period of twelve months. The Company’s warranty provision is based on the Company’s best estimate, considering historical experiences with similar products as well as other assumptions that are considered reasonable under the circumstances. A provision for the estimated cost of warranty is recorded as a cost of revenue and is included in accrued liabilities when the related revenue is recognized (in thousands).

Balance at June 30, 2003	$232
Accrual for warranties issued	638
Settlements made	(448)

Balance at June 30, 2004	422
Accrual for warranties issued	457
Settlements made	(509)

Balance at June 30, 2005	370
Accrual for warranties issued (unaudited)	348
Settlements made (unaudited)	(185)

Balance at December 31, 2005 (unaudited)	$533

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Stock-based compensation

At June 30, 2004 and 2005 and December 31, 2005, the Company has one stock-based compensation plan. The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations. Under APB 25, when the exercise price of the Company’s stock options is less than the fair value of the underlying shares on the date of grant, compensation expense is recognized. The following table illustrates the effect on net income (loss) and basic and diluted net income (loss) per share available to common stockholders if the Company had applied the fair value recognition provisions of FASB No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation (in thousands, except per share data).

	Years Ended June 30,			Six Months Ended December 31,
	2003	2004	2005	2004	2005
				(Unaudited)	(Unaudited)
Net income (loss), as reported	$(6,773)	$6,251	$(312)	$1,725	$3,301
Add: Stock-based employee compensation expense included in net income (loss), net of related tax	14	868	769	445	671
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax	(181)	(993)	(1,059)	(579)	(713)

Pro forma net income (loss)	$(6,940)	$6,126	$(602)	$1,591	$3,259

Basic net income (loss) per share available to common stockholders:
As reported	$(1.07)	$0.25	$(0.54)	$(0.09)	$0.03

Pro forma	$(1.09)	$0.24	$(0.57)	$(0.11)	$0.02

Diluted net income (loss) per share available to common stockholders:
As reported	$(1.07)	$0.22	$(0.54)	$(0.09)	$0.03

Pro forma	$(1.09)	$0.21	$(0.57)	$(0.11)	$0.02

Stock-based compensation expense, including amounts to non-employees, was included in the following statement of operations categories (in thousands):

	Years Ended June 30,			Six Months Ended December 31,
	2003	2004	2005	2004	2005
				(Unaudited)	(Unaudited)
Cost of revenue	$—	$133	$121	$70	$95
Research and development	—	205	259	157	353
Sales, general and administrative	14	553	443	243	516

Total	$14	$891	$823	$470	$964

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Through April 16, 2004, the date of the Company’s original 2004 filing with the Securities and Exchange Commission (“SEC”) related to its original proposed initial public offering, the Company used the minimum value method to estimate the fair value of options granted to employees. Options granted subsequent to April 16, 2004 were valued using the Black-Scholes valuation model with estimated volatility of 90%. The fair value of the Company’s stock-based compensation awards granted to employees was estimated using the following weighted average assumptions:

	Years Ended June 30,			Six Months Ended December 31,
	2003	2004	2005	2004	2005
				(Unaudited)	(Unaudited)
Dividend yield	None	None	None	None	None
Risk-free interest rate	3.07%	2.75%-3.65%	3.18%-3.84%	3.18%-3.44%	3.96%-4.36%
Expected life (in years)	5.0	5.0	3.8	3.6	2.6

The reduction in the expected life of the options granted in the year ended June 30, 2005 and the six months ended December 31, 2004 and 2005 (unaudited) reflected the impact of issuing options with shorter vesting periods. The weighted average fair value of stock options granted in fiscal year 2003, 2004 and 2005, was $0.14, $4.72 and $5.40, respectively. The weighted average fair value of stock options granted in the six months ended December 31, 2004 and 2005 (unaudited) was $6.19 (unaudited) and $3.67 (unaudited), respectively.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123, Emerging Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”) and Financial Accounting Standards Board Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans” (“FIN 28”).

Net income (loss) per share

Basic net income (loss) available to common stockholders per share is computed by dividing the net income (loss) available to common stockholders by the weighted-average common shares outstanding for the period. The net income (loss) available to common stockholders is calculated by deducting the accretion of the estimated redemption fair value of the Series B mandatorily redeemable convertible preferred stock and dividends allocable to the Series A convertible preferred stockholders from net income (loss) to determine the net income (loss) available to common stockholders.

Diluted net income (loss) available to common stockholders per share is computed giving effect to all potentially dilutive common stock, including options and common stock subject to repurchase using the treasury stock method and all convertible securities using the if-converted method to the extent it is dilutive.

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The following table sets forth the computation of basic and diluted net income (loss) attributable to common stockholders per share (in thousands, except share and per share data):

	Years Ended June 30,			Six Months Ended December 31,
	2003	2004	2005	2004	2005
				(Unaudited)	(Unaudited)
Numerators:
Net income (loss)	$(6,773)	$6,251	$(312)	$1,725	$3,301
Accretion of Series B preferred stock redemption value (1)	(1,600)	(4,047)	(4,343)	(2,507)	(3,001)
Net income allocated to participating Series A preferred stockholders (2)	—	(90)	—	—	(45)

Net income (loss) available to common stockholders—Basic	$(8,373)	$2,114	$(4,655)	$(782)	$255

Net income (loss) allocated to participating preferred stockholders	—	—	—	—	—

Net income (loss) available to common stockholders—Diluted	$(8,373)	$2,114	$(4,655)	$(782)	$255

Denominators:
Weighted-average common shares outstanding	8,261,192	8,497,953	8,741,557	8,726,050	8,691,009
Unvested common shares subject to repurchase	(445,370)	(185,840)	(78,270)	(95,577)	(41,776)

Weighted-average shares—Basic	7,815,822	8,312,113	8,663,287	8,630,473	8,649,233
Dilutive effect of employee stock options	—	959,451	—	—	794,705
Dilutive effect of unvested common shares subject to repurchase	—	185,840	—	—	41,652

Weighted-average shares—Dilutive	7,815,822	9,457,404	8,663,287	8,630,473	9,485,590

Net income (loss) per common share—Basic	$(1.07)	$0.25	$(0.54)	$(0.09)	$0.03

Net income (loss) per common share—Diluted	$(1.07)	$0.22	$(0.54)	$(0.09)	$0.03

(1)	Income is not allocated to the Series B preferred stockholders because the accretion of the estimated redemption value of the Series B preferred stock is greater than its original price plus cumulative dividends.
(2)	No allocation was made to the Series A preferred stockholders in periods with net losses, as such an allocation would have been antidilutive in the fiscal years 2003 and 2005 and the six months ended December 31, 2004.

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The following outstanding mandatorily redeemable convertible preferred stock and convertible preferred stock, common stock options and unvested common stock were excluded from the computation of diluted net income per share as they had an antidilutive effect:

	Years Ended June 30,			Six Months Ended December 31,
	2003	2004	2005	2004	2005
				(Unaudited)	(Unaudited)
Series B mandatorily redeemable convertible preferred stock (assuming conversion, using appropriate conversion ratio, to common shares)	4,000,000	4,000,000	4,000,000	4,000,000	4,000,000
Series A convertible preferred stock (assuming conversion, using appropriate conversation ratio, to common shares)	262,750	262,750	262,750	262,750	262,750
Unvested common shares subject to repurchase	252,500	—	52,500	77,500	7,500
Stock options	1,234,054	29,750	1,390,225	1,363,275	808,500

Comprehensive income

Other comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. There was no difference between the Company’s net income (loss) and its comprehensive income (loss) for the years ended June 30, 2003, 2004, 2005 and for the six month period ended December 31, 2004 (unaudited) and 2005 (unaudited).

Recent accounting pronouncements

In November 2004, the FASB issued SFAS 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4.” The Statement clarified the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The Statement requires that those items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal” as previously stated in Paragraph 5 of ARB No. 43, Chapter 43. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005 on a prospective basis. The adoption of this standard did not have a material impact on its consolidated financial statements.

In December 2004, the FASB issued SFAS 123 (revised 2004), “Shared Based Payment.” The Statement is a revision of FASB 123 and supersedes APB No. 25. The Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for good or services or incurs liabilities in exchange of goods or services that are based on the fair value of the entity’s equity instruments. It focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award over the period during which an employee is required to provide service for the award. The grant-date fair value of employee share options and similar instruments must be estimated using option-pricing models adjusted for the unique characteristics of those instruments unless observable market prices for the same of similar instruments are available. In addition, the Statement requires an entity to measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value and that the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. The effective date of this

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Statement for the Company is for the first interim period beginning after the filing of this registration statement. The Company will implement this standard using the modified prospective method. The adoption of SFAS No. 123(R) will have an adverse impact on the Company’s results of operations. Based on the Company’s preliminary estimates, future compensation cost to be recognized for all granted but unvested stock options as of December 31, 2005 resulting from the implementation of SFAS No. 123(R) is as follows (in thousands of dollars):

Amount
(Unaudited)
January-June 2006	$920
Fiscal 2007	1,129
Fiscal 2008	599
Fiscal 2009	255
Fiscal 2010	69
Fiscal 2011	11

Total	$2,983

In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107, which provides guidance on the implementation of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment. In particular, SAB No. 107 provides key guidance related to valuation methods (including assumptions such as expected volatility and expected term), the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123(R), the modification of employee share options prior to the adoption of SFAS No. 123(R), the classification of compensation expense, capitalization of compensation cost related to share-based payment arrangements, first-time adoption of SFAS No. 123(R) in an interim period, and disclosures in Management’s Discussion and Analysis subject to the adoption of SFAS No. 123(R). The Company will apply the principles of SAB 107 in conjunction with the adoption of SFAS No. 123(R).

In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets.” The Statement is an amendment of APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Company believes that the adoption of this standard will have no material impact on its consolidated financial statements.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections.” The Statement replaces APB Opinion No. 20, “Accounting Changes” and FASB 3, “Reporting Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. The effective date of this Statement for the Company is for the first fiscal year beginning after December 15, 2005. The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The effective date of this Statement for the Company is for the first fiscal year beginning after December 15, 2005. The Company is currently evaluating what impact, if any, this statement will have on its financial statements.

Withdrawal of Initial Public Offering (“IPO”)

On January 26, 2005, the Company formally withdrew its initial efforts to complete an IPO. At June 30, 2004, the Company had recorded $767,000 of prepaid expenses related to the IPO that it wrote off in the third quarter of its fiscal year 2005 in addition to $131,000 of other IPO related expenses incurred during fiscal year 2005.

Note 2—Balance Sheet Components (in thousands):

	June 30,		December 31,
	2004	2005	2005
			(Unaudited)
Inventory:
Raw materials	$14,719	$6,879	$10,454
Work-in-progress	2,000	1,578	3,463
Inventory held at customers	1,171	2,558	2,708
Field service inventory	740	944	1,240
Finished goods	588	1,191	3,490

	$19,218	$13,150	$21,355

	June 30,		December 31,
	2004	2005	2005
			(Unaudited)
Property and equipment, net:
Demonstration equipment	$890	$1,152	$1,102
Computer and test equipment	1,221	2,864	3,261
Computer software	518	557	732
Furniture and fixtures	33	42	42
Leasehold improvements	1,373	1,791	1,793
Construction in progress	842	118	21

	4,877	6,524	6,951
Less: Accumulated depreciation and amortization	(1,698)	(2,774)	(3,336)

	$3,179	$3,750	$3,615

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Depreciation expense was $475,000, $557,000 and $1,076,000 for the years ended June 30, 2003, 2004 and 2005, respectively. Depreciation expense was $478,000 (unaudited) and $643,000 (unaudited) for the six months ended December 31, 2004 and 2005, respectively.

	June 30,		December 31,
	2004	2005	2005
			(Unaudited)
Accrued liabilities:
Payroll and related expenses	$1,534	$1,269	$1,782
Accrued liability for inventory in-transit	962	116	686
Professional fees	882	116	125
Accrued warranty	422	370	533
Other accrued expenses	1,478	1,229	1,364

	$5,278	$3,100	$4,490

Note 3—Income Taxes:

The Company’s income (loss) before income taxes is all U.S. source income (loss). The provision (benefit) for income taxes consists of the following (in thousands):

	Years Ended June 30,
	2003	2004	2005
Current:
Federal	$(3,213)	$1,236	$(80)
State	48	(53)	(3)
Foreign	22	141	40

	(3,143)	1,324	(43)

Deferred:
Federal	1,446	(2,184)	48
State	777	(1,330)	(344)
Foreign	—	—	—

	2,223	(3,514)	(296)

Total provision (benefit) for income taxes	$(920)	$(2,190)	$(339)

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The difference between the actual tax rate and the U.S. statutory tax rate is as follows:

	Years Ended June 30,
	2003	2004	2005
Federal income tax provision (benefit) calculated using U.S. statutory tax rate	(35.0)%	35.0%	(35.0)%
State tax, net of federal benefit	(5.1)	1.6	(34.6)
Foreign tax	0.3	4.9	(1.3)
Research and development credit	(1.3)	(12.1)	(23.5)
Export tax benefit	(7.6)	(4.0)	(3.3)
Deferred stock-based compensation	—	7.2	37.1
Meals and entertainment	0.2	0.6	6.4
Changes in tax reserves	(4.4)	—	2.1
Other	(4.5)	(1.1)	—
Change in deferred tax valuation allowance	45.4	(86.0)	—

Total effective tax rate	(12.0)%	(53.9)%	(52.1)%

Deferred tax assets and liabilities consist of the following (in thousands):

	June 30,
	2004	2005
Deferred tax assets:
Research and development credits	$308	$594
Alternative minimum tax credits	—	40
Net operating loss carryforwards	197	113
Depreciation and amortization	183	160
Accruals, reserves and other	2,826	2,903

Net deferred tax assets	$3,514	$3,810

As of June 30, 2003, the Company recorded a valuation allowance of $3.5 million covering all of its deferred tax assets because management determined it was more likely than not that the assets would not be realized. During the fiscal year ended June 30, 2004, the Company determined that based on the Company’s return to profitability as evidenced by pre-tax income and forecasted profitability for the foreseeable future as supported by a significant increase in backlog and recent sales growth, as well as an improvement in the overall market outlook for the Company’s products, that it was more likely than not that the deferred tax assets would be realized. Therefore, the valuation allowance of $3.5 million established in the fiscal year ended June 30, 2003 was reversed. The Company has determined that based upon continued taxable income in the fiscal year ended June 30, 2005 and forecasted profitability for the foreseeable future as supported by the Company’s fiscal year ended June 30, 2005 results and the September 30, 2005 backlog it remains more likely than not that the deferred tax asset will be realized. The deferred tax asset is primarily comprised of reversing temporary differences related mainly to inventory write-downs, depreciation and accrued expenses.

At June 30, 2005, the Company had state net operating loss carryforwards of approximately $3.7 million available to reduce future state taxable income. The carryforward begins to expire in 2014, if not utilized. In addition, the Company has research and development tax credit carryforwards of approximately $914,000 for state tax purposes at June 30, 2005. The tax credit carryforward will be carried forward indefinitely until utilized.

Under the Internal Revenue Code Section 382, the amounts of and benefits from net operating loss carryforwards and tax credits may be impaired or limited in certain circumstances. Events which cause

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

limitations in the amount of net operating losses and tax credits that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period.

Note 4—Commitments and Contingencies:

Lease Commitments

Future minimum lease payments under non-cancelable operating leases have various expiration dates through 2010. In May 2004, the Company leased approximately 19,240 square feet of space in San Jose, California, which the Company uses for receiving, shipping and warehousing activities. The lease term is 54 months with aggregate payments of $556,000. The Company also leases office spaces in Arizona, Oregon, Japan, Korea, Thailand, the Philippines, China, United Kingdom and Italy for sales and services. Rent expense for the years ended June 30, 2003, 2004 and 2005 was $1,103,000, $1,153,000 and $1,358,000, respectively. Rent expense for six months ended December 31, 2004 and 2005 was $627,000 (unaudited) and $704,000 (unaudited), respectively. Future minimum lease payments as of December 31, 2005 (unaudited) under noncancelable operating leases are as follows (in thousands):

January – June 2006	$721
Fiscal 2007	1,401
Fiscal 2008	665
Fiscal 2009	69
Fiscal 2010 and thereafter	13

$2,869

Purchase commitments

There were no non-cancelable purchase commitments that exceeded twelve months at June 30, 2005 or December 31, 2005 (unaudited).

Contingencies

The Company, as permitted under California law and in accordance with their By-laws, has indemnification obligations to their officers and directors for certain events or occurrences, subject to certain limits, while they were serving at the Company’s request in such capacity. The maximum amount of potential future indemnification is unlimited; however, there have been no claims to date and the Company has a Director and Officer Insurance Policy that enables them to recover a portion of any future amounts paid. As a result of the insurance policy coverage, the Company believes the fair value of these indemnification agreements is minimal.

The Company’s sales agreements indemnify their customers for any expenses or liability resulting from claimed infringements of patents, trademarks or copyrights of third parties. The terms of these indemnification agreements are generally perpetual any time after execution of the agreement. The maximum amount of potential future indemnification is unlimited. However, to date, the Company has not paid any claims or been required to defend any lawsuits with respect to any claim.

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. In the opinion of management, there are no

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

pending claims of which the outcome is expected to result in a material adverse effect in the financial position, results of operations or cash flows of the Company.

Line of Credit

Since April 29, 2005, the Company has a maximum $10,000,000 revolving credit facility based on certain qualifying accounts receivable with a financial institution that expires on April 29, 2007, bearing interest at the bank’s prime rate plus 0.25% per annum. The interest rate at June 30, 2005 was 6.25%. The agreement, which is collateralized by the assets of the Company, contains a minimum net worth covenant and other restrictions. The commitment fee is $12,500 per annum for the initial $5,000,000 credit facility and an additional $12,500 for the next $5,000,000 credit facility. As of June 30, 2005 and December 31, 2005 (unaudited), there have been no borrowings under the line of credit and the Company was in compliance with the covenant and other restrictions.

Note 5—Common Stock:

The Company’s Articles of Incorporation authorize the Company to issue 85,000,000 shares of no par value Common Stock. At June 30, 2005 and December 31,2005, there were 52,500 and 41,020 (unaudited) shares, respectively, subject to repurchase. As of December 31, 2005 (unaudited), the Company has reserved shares of common stock for future issuance as follows:

Series A Preferred Stock	262,750
Series B Preferred Stock	4,000,000
Stock options	2,375,809

6,638,559

Restricted Stock Purchase Agreements

During the years ended June 30, 2003, 2004 and 2005, the Company did not issue common stock under any restricted stock purchase agreement. During the fiscal years 2001 and 2002, the Company sold 262,500 and 25,000 shares of its common stock to employees and directors of the Company under agreements which provide for repurchase of shares by the Company at the stock’s original purchase price ranging from $3.00 to $4.50 per share, respectively. This purchase price represented the estimated fair value of those shares at the purchase date. The weighted average prices of restricted stock issued in fiscal 2001 and 2002 were $3.58 and $4.50 per share, respectively. Shares are released from the repurchase option cumulatively on the dates set forth on each individual’s Restricted Stock Purchase Agreement. The Company may repurchase shares that are still subject to the right of repurchase if any of the following events take place: (1) termination of continuous employment or (2) involuntary transfer to creditors or to any other person or entity of all or any part of the shares still subject to the repurchase option at the time of the transfer.

As consideration for the purchase of a portion of these shares the Company accepted promissory notes totaling $1,027,500 from certain officers, directors and employees. These promissory notes accrue interest at a rate of 4% to 6% per annum and are payable in full in 2006. All of these notes are full recourse and are collateralized by the individual’s personal assets including the related shares purchased. One of the notes limits the personal liability to 30% of the face value of the instrument and as a result, variable accounting is required until such time that the underlying restricted shares have vested or the loan is repaid. Due to the increased fair value of the underlying common stock, the Company recorded a charge of approximately $124,000, $73,000 and $10,000 (unaudited) during the fiscal year ended June 30, 2004 and 2005 and the six months ended December 31, 2005, respectively. On

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

September 21, 2005, these notes were extinguished in exchange for the holders returning to the Company 170,918 shares with a fair value of $5.88 per share as determined by the Board of Directors (see Note 1). These shares were retired and added back to the shares available for future grants under the Company’s stock option plan.

Restricted Stock Issuance (unaudited)

In the years ended June 30, 2003, 2004 and 2005, and in the six months ended December 31, 2004, the Company did not issue any new restricted stock. In the six months ended December 31, 2005, the Company issued 7,500 restricted shares with a fair value of $9.50 per share and recorded deferred stock-based compensation of $71,000. This grant vests over five years with 20% annual cliff vesting. The expense will be recognized over the requisite service period.

Dividend Restrictions

All dividends on Common Stock are restricted until all dividend preferences of the Series A Convertible Preferred Stock and Series B Mandatorily Redeemable Convertible Preferred stock have been satisfied (see Note 6).

Note 6—Convertible Preferred Stock:

At December 31, 2003, the Company had authorized 15,000,000 shares of preferred stock, of which 500,000 shares, issued in January 2001 and 8,000,000 shares, issued in November and December 2001 were designated as Series A Convertible Preferred Stock (“Series A”), and Series B Mandatorily Redeemable Convertible Preferred Stock (“Series B”), respectively. The Series A and Series B are collectively referred to as “Preferred Stock.”

The Series A and Series B have the following characteristics:

Voting

The holders of the preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

The holders of Series B voting as a single class shall be entitled to elect one member of the board of directors.

The Company must obtain affirmative vote or written consent from the majority of the holders of the Series A and 75% of the holders of Series B in order to alter the rights or privileges of each respective series of preferred stock, amend articles of incorporation and increase or decrease the authorized number of each respective series of preferred stock.

Dividends

The holders of the Series A are entitled to receive, when and if declared by the Board of Directors and out of funds legally available, noncumulative dividends at an annual rate of 6% per annum. The holders of Series B are entitled to receive, when and if declared by the Board of Directors, cumulative dividends at an annual rate of 8% per annum. Dividends are payable in preference and priority to any payment of any dividend on common stock, until all declared dividends on the Series A and Series B have been paid. Through December 31, 2005 (unaudited), no dividends have been declared or paid by the Company.

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, including a sale, lease, assignment, transfer, conveyance or disposal of substantially all of the assets, a merger, acquisition or other transaction or series of related transactions in which more than 50% of the outstanding voting power of this Company is disposed, the assets of the Company shall be distributed to the Series B to receive the greater of an amount of $5.00 per share, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of Series A, and common stock or the amount per share that would have been payable had each share of Series B been converted to common stock on the effective date of such liquidation event. Should the Company’s legally available assets be insufficient to satisfy the Series B liquidation preferences, then all the funds will be distributed to the holders of Series B ratably. Solely in the event of any ordinary liquidation, dissolution or winding up of the Company, and only after the satisfaction of all Series B preferences, the holders of Series A are entitled to receive an amount of $3.00 per share, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of common stock. Should the Company’s legally available assets be insufficient to satisfy the Series A ordinary liquidation preferences, then all legally available funds will be distributed to the holders of Series A in proportion to their holdings. The remaining assets, if any, shall be distributed ratably among the holders of common stock.

Conversion

Each share of Series A and Series B, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by dividing the respective preferred stock issue price by the conversion price in effect at the time. The conversion price of Series A and Series B is $5.71 and $5.00 per share, respectively, and is subject to adjustment in accordance with antidilution provisions contained in the Company’s Articles of Incorporation. Conversion is automatic for both Series A and Series B upon the earlier of the closing of a firm commitment underwritten public offering in which the aggregate proceeds raised exceed $25,000,000 and in the case of Series B only a per share price of not less than $10.00. Upon the sale, lease or transfer of substantially all the Company’s assets including a merger or an acquisition in which more than 50% of the outstanding voting power is disposed all Series A is automatically converted to common stock. At June 30, 2005 and December 31, 2005 (unaudited), 4,262,750 shares of the Company’s common stock were reserved for issuance upon the conversion of the Series A and Series B Preferred Stock. At the current conversion prices, Series A and Series B are convertible to common as follows: Series A, 1.05 common shares for each 2 preferred shares and Series B, 1 common share for each 2 preferred shares.

Redemption

If the Series B is not converted to common stock prior to written notice of at least a majority of the holders of Series B, at any time not less than 60 days prior to the fourth anniversary of the Series B original issue date (November 29, 2001), the Company shall redeem all the Series B Preferred at a price equal to the greater of the fair value of the Series B, as determined by the Board of Directors, including a director elected by the holders of Series B, or the original Series B issue price for each share of Series B, plus all declared but unpaid dividends thereon. In December 2004, the Series B stockholders agreed to extend the mandatory redemption date to November 29, 2006. At June 30, 2005, the Company recorded cumulative charges to its retained earnings of $10,251,000 and $672,000 to its paid-in capital related to the accretion of the Series B to its estimated redemption value using the effective interest method. At December 31, 2005, the Company recorded cumulative charges to its retained earnings of $13,192,000 (unaudited) and $732,000 (unaudited) to its paid-in capital related to the accretion of the Series B to its estimated redemption value. If Series B Preferred remains outstanding until its extended redemption date (November 29, 2006), its estimated minimum redemption value will be $41,200,000, as determined on December 31, 2005 (unaudited). This amount may change based on changes in the fair value of the Series B.

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Registration Rights

The Company and the holders of Series B entered into an “Information and Registration Rights Agreement” on November 27, 2001. Among other things, the agreement provides that upon receipt of notice of demand to effect registration with respect to all or a part of the registrable securities (4,000,000 common shares after conversion) from holders aggregating at least 50% of the Series B stockholders, the Company must employ all reasonable efforts in good faith to cause such registration statement to become effective and maintain such effectiveness for 180 days. The notice of demand to effect registration may be made at any time after the earlier of (a) four years after the date of the agreement or (b) twelve months after the closing of the Company’s qualified initial public offering of shares of common stock pursuant to a registration statement. The agreement does not provide for any liquidated damages by the Company to the Series B holders if the Company is unable to complete the registration or maintain such effectiveness for 180 days.

Note 7—Stock Option Plan:

In January 1998, the Company adopted the 1998 Equity Incentive Plan (the “Plan”). The Plan provides for the granting of restricted stock and stock options to employees, directors and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options (“ISO”) may be granted only to Company employees. Nonqualified stock options (“NSO”) may be granted to Company employees, directors and consultants. The Company had reserved 3,000,000 shares of Common Stock for issuance under the Plan. In January 2000, the Company amended the Plan to increase the number of shares authorized to be issued under the Plan to 5,000,000 shares. In March 2004, the Company again amended the Plan to increase the number of shares authorized to be issued under the Plan to 6,000,000 shares.

Options under the Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. To date, options granted generally vest cumulatively, as to 20% of the optioned shares on each anniversary date until all of the optioned shares have vested.

In October 2000, the Company granted options, which included 20,000 options to purchase Common Stock to certain non-employees consultants under the Plan. These options were valued at the date of grant based on Black-Scholes pricing model with the following assumptions: expected life of 10 years, risk-free interest rate of 5.66%, no dividends during the expected term and volatility of 90%. The Company recognized a deferred charge of $42,000 at the date of grant and compensation expense of $14,000 in connection with these options during each of the fiscal years 2001, 2002 and 2003.

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Activity under the Plan is as follows:

	Shares Available for Grant	Number of Shares Outstanding	Weighted Average Exercise Prices
Balances at June 30, 2002	815,841	949,129	$1.16
Options granted	(356,400)	356,400	1.00
Options cancelled	1,425	(1,425)	1.98
Options exercised	—	(70,050)	0.02

Balances at June 30, 2003	460,866	1,234,054	1.16
Options authorized	1,000,000	—	—
Options granted	(575,875)	575,875	1.76
Options cancelled	11,975	(11,975)	2.18
Options exercised	—	(402,454)	0.28

Balances at June 30, 2004	896,966	1,395,500	1.68
Options granted	(151,250)	151,250	8.74
Options cancelled	102,000	(102,000)	1.62
Options exercised	—	(54,525)	0.28

Balances at June 30, 2005	847,716	1,390,225	2.50
Options granted (unaudited)	(697,275)	697,275	6.30
Restricted stock granted (unaudited) (see Note 5)	(7,500)	—	—
Restricted stock repurchased (unaudited) (see Note 5)	170,918	—	—
Options cancelled (unaudited)	30,200	(30,200)	1.26
Options exercised (unaudited)	—	(25,550)	1.22

Balances at December 31, 2005 (unaudited)	344,059	2,031,750	$3.84

Total options at June 30, 2005 are comprised as follows:

Range of Exercise Price	Options Outstanding at June 30, 2005			Options Exercisable at June 30, 2005
	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$ 0.02	183,550	4.53	$0.02	163,550	$0.02
1.00	459,550	7.62	1.00	122,640	1.00
1.10	160,000	3.33	1.10	40,000	1.10
2.00	144,475	8.68	2.00	31,995	2.00
3.00	159,700	5.40	3.00	140,300	3.00
4.50	118,450	6.70	4.50	74,100	4.50
7.60	46,250	9.57	7.60	—	7.60
10.00	118,250	9.14	10.00	29,750	10.00

	1,390,225	6.69	$2.50	602,335	$2.13

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Total options at December 31, 2005 (unaudited) are comprised as follows:

Range of Exercise Price	Options Outstanding at December 31, 2005			Options Exercisable at December 31, 2005
	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$ 0.02	182,350	4.03	$0.02	182,350	$0.02
1.00	410,300	7.16	1.00	180,700	1.00
1.10	160,000	2.83	1.10	80,000	1.10
2.00	143,975	8.19	2.00	42,195	2.00
3.00	155,700	4.90	3.00	153,700	3.00
4.50	118,450	6.21	4.50	75,050	4.50
5.00	32,050	9.72	5.00	4,100	5.00
5.88	574,825	9.74	5.88	113,375	5.88
7.60	46,250	9.07	7.60	700	7.60
9.50	90,250	9.99	9.50	—	9.50
10.00	117,600	8.64	10.00	43,550	10.00

	2,031,750	7.41	$3.84	875,720	$2.61

Stock-based compensation

The Company uses the intrinsic-value method prescribed in APB No. 25 in accounting for its stock-based compensation arrangements with employees. Stock-based compensation expense is recognized for employee stock option grants in those instances in which the fair value of the underlying common stock is greater than the exercise price of the stock options at the date of grant. The Company recorded deferred stock-based compensation related to options issued to employees of $2,589,000, none and $1,950,000 (unaudited), in respect to stock options granted during fiscal years ended June 30, 2004 and 2005 and the six months ended December 31, 2005, respectively, of which $767,000, $750,000 and $954,000 (unaudited) has been amortized to stock-based compensation expense during the fiscal years ended June 30, 2004 and 2005 and the six months ended December 31, 2005, respectively. These amounts have been determined, net of recoveries for forfeitures, on an accelerated basis over the vesting period of the individual options, in accordance with FASB Interpretation No. 28. In the year end June 30, 2005, the Company recorded a $263,000 reduction in deferred stock-based compensation related to forfeitures as well as $2,000 (unaudited) in the six months ended December 31, 2005. Stock-based compensation expense was as follows (in thousands):

	Years Ended June 30,			Six Months Ended December 31,
	2003	2004	2005	2004	2005
				(Unaudited)	(Unaudited)
Stock options to employees and nonemployees	$14	$767	$750	$424	$954
Restricted stock (see note 5)	—	124	73	46	10

Total	$14	$891	$823	$470	$964

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

During the years ended June 30, 2004 and 2005 and the six months ended December 31, 2005 (unaudited), the Company granted options with exercise prices as follows:

Date of Grant	Number of Options Granted (in thousands)	Weighted Average Exercise Price	Weighted Average Fair Value of Common Stock Per Share	Intrinsic Value Per Share
October 22, 2003	161	$1.00	$5.30	$4.30
October 22, 2003	240	1.10	5.30	4.20
January 21, 2004	51	2.00	6.80	4.80
March 23, 2004	94	2.00	8.60	6.60
April 21, 2004	30	10.00	10.00	—
July 2, 2004	28	10.00	10.00	—
October 27, 2004	58	10.00	10.00	—
October 29, 2004	4	10.00	10.00	—
January 19, 2005	46	7.60	7.60	—
April 25, 2005	15	4.50	4.50	—
July 27, 2005 (unaudited)	5	5.00	5.34	0.34
September 21, 2005 (unaudited)	26	5.00	5.88	0.88
September 21, 2005 (unaudited)*	555	5.88	9.35	3.47
September 30, 2005 (unaudited)	20	5.88	5.88	—
December 22, 2005 (unaudited)	91	9.50	9.50	—

The intrinsic value per share at the date of grant is being recorded as compensation expense over the applicable vesting period, using the multiple option vesting method.

*	These options reflect the exercise price and fair value of the Company’s common stock as determined on their modification date, as discussed below.

Modification of Stock Options (unaudited)

On September 21, 2005, the Company granted options to the Company’s employees and directors to purchase 581,000 shares of the Company’s common stock. Such options had an exercise price of $5.00 per share as compared to the then current fair value of the common stock of $5.88 per share. To address the impact on these grantees arising from the recently enacted American Job Creation Act, specifically IRC Section 409A, in December 2005, the Company modified 555,000 of such options to increase their exercise price to $5.88, the fair value at the time of grant. This one-time modification resulted in incremental deferred stock-based compensation of $1,438,000, based on the weighted average fair value of the Company’s common stock being $9.35 on the date of modification.

As a private company, the fair value of the Company’s common stock is determined by the Board of Directors. In determining fair value of its common stock, the Board of Directors considers a number of factors, including:

•	recent transactions in the Company’s common stock with third parties, if any,

•

contemporaneous or retrospective valuations performed by valuation specialists. With respect to options granted in the twelve month period ended December 31, 2005, the Board of Directors obtained contemporaneous valuations performed by valuation specialists for all options granted except for those granted in January and April 2005 and certain options granted in September 2005. As

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

a result of the modification discussed above, substantially all options granted in September 2005 were remeasured based on the fair value of the Company’s common stock at the date of the modification (December 2005) based upon a contemporaneous valuation performed by valuation specialists. In determining the fair value of the Company’s common stock for all other options granted in the twelve month period ended December 31, 2005, the Board of Directors used a contemporaneous valuation prepared by management which followed substantially the same methodology used by the valuation specialists,

•	key milestones achieved in the Company’s business, including forecasted revenues and cash flows, product development, and market acceptance,

•	values ascribed to comparable publicly traded companies in the Company’s industry,

•	current and long-term prospects for the semiconductor equipment industry, including forecasted capital expenditures by the Company’s significant customers; and

•	other economic and business factors.

This valuation requires significant judgment and is subject to change in future periods based on the above factors.

Note 8—Employment Benefit Plan:

In 1998, the Company adopted a defined contribution retirement plan (the “Plan”), which qualifies under Section 401(k) of the Internal Revenue Code of 1996. The Plan covers essentially all U.S. employees. Eligible employees may make voluntary contributions to the Plan up to statutory annual limitations and the Company is allowed to make discretionary contributions. The Company has made no discretionary contributions to date.

Note 9—Subsidiary Companies:

In November 2003, the Company formed a subsidiary called “Nextest Systems Europe S.R.L.”. The primary purpose of the subsidiary is to provide consulting services relating to ATE for the semiconductor industry and related products.

In March 2004, the Company formed a subsidiary called “Nextest Systems (Philippines) Corporation”. The primary purpose of the subsidiary is to engage in the trade or business of test systems development and integration in the semiconductor industry.

In November 2004, the Company formed a subsidiary called “Nextest Systems UK LTD”. The primary purpose of the subsidiary is to provide pre-sale and post-sale engineering support and services.

In December 2004, the Company formed a subsidiary called “Nextest Systems France S.A.R.L.”. The primary purpose of the subsidiary is to provide pre-sale and post-sale engineering support and services.

In December 2004, the Company formed “Nextest Systems (Thailand) Ltd.”. The primary purpose of the subsidiary is to provide pre-sale and post-sale engineering support and services.

In January 2005, the Company formed “Nextest Systems Japan K.K.”. The primary purpose of the subsidiary is to provide pre-sale and post-sale engineering support and services.

In February 2005, the Company formed “Nextest Systems Korea Co., Ltd.”. The primary purpose of the subsidiary is to provide pre-sale and post-sale engineering support and services.

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Note 10—Segment And Geographic Information:

The Company operates in one segment, designing, manufacturing and marketing of automated test equipment for the semiconductor industry. This determination was reached upon review of the structure of the Company’s internal organization, the financial information that the Company’s chief operating decision maker uses to make decisions about operating matters, such as resource allocations and performance assessment and the structure of discrete financial information available. All products and services are marketed in the geographic regions in which the Company operates.

Within the Company’s one operating segment, two revenue-generating activities have been identified for purposes of external reporting: products and services. Both products and services share a similar customer base and economic environment and share internal operating resources and assets. The Company does not internally report profitability for each of these revenue-generating activities. Decisions are based on the combined impact of the decisions on the results of products and services. Therefore, while the Company has been reporting net revenue and cost of revenues for the products and services separately, the Company does not consider these revenue-generating activities to constitute separate operating segments.

The Company markets its products and related services to customers mainly through a direct sales force. Net revenue is attributed to geographic areas based on the country to which product is shipped or its first “in-use” county, if known. The Company’s net revenue by geographic regions was (in thousands):

	Year Ended June 30,						Six Months Ended December 31,
	2003		2004		2005		2004		2005
							(Unaudited)		(Unaudited)
North America, Primarily United States	$5,819	37.3%	$17,043	38.3%	$20,107	41.5%	$15,189	55.3%	$5,334	14.5%
Asia/Pacific
Korea	704	4.5	5,707	12.8	10,149	21.0	213	0.8	19,103	52.2
Taiwan	6,294	40.4	3,877	8.7	1,074	2.2	493	1.8	5,757	15.7
Thailand	1,515	9.7	3,215	7.2	2,332	4.8	1,739	6.3	936	2.6
People’s Republic of China	176	1.1	5,409	12.2	8,577	17.7	5,644	20.5	4,728	12.9
Philippines	468	3.0	6,122	13.8	1,053	2.2	568	2.1	188	0.5
Other	243	1.6	476	1.1	488	1.0	486	1.8	44	0.1

Total Asia Pacific	9,400	60.3	24,806	55.8	23,673	48.9	9,143	33.3	30,756	84.0

Europe, Middle East and Africa (EMEA)	379	2.4	2,601	5.9	4,667	9.6	3,118	11.4	540	1.5

	$15,598	100.0%	$44,450	100.0%	$48,447	100.0%	$27,450	100.0%	$36,630	100.0%

Over 89% of the Company’s long-lived assets are located in the United States.

Note 11—Related Party Transactions:

At June 30, 2004 and June 30, 2005, the Company held non-recourse promissory notes from one executive, one non-executive employee and three directors totaling $1,027,500. The notes were issued in connection with the purchase of shares of common stock in October 2000, January 2001, March 2001 and April 2002. On September 21, 2005, these notes were extinguished and a total bonus payment of $117,000 (unaudited) that was approved by the Board of Directors was paid to the directors and an executive and $48,000 (unaudited) to one non-executive employee to reimburse them for the tax consequences related to the repurchase of their restricted common stock to extinguish their non-recourse promissory notes (see Note 5). The bonus was recognized in the accompanying consolidated statement of operations as sales, general and administrative expense.

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The affiliated funds of the underwriters of this current initial public offering invested an aggregate of $10,570,000 in the Series B Mandatorily Redeemable Convertible Preferred Stock financing in November 2001.

The Company sells its products to one of its Series A stockholders which management believes are at terms comparable to arms length transactions based on prices charged in comparison to other unrelated customers. Total sales to the stockholder were $2,642,000, $9,506,000, $16,502,000 in the fiscal years ended June 30, 2003, 2004 and 2005, respectively, and $13,863,000 (unaudited) and $2,683,000 (unaudited) for the six month period ended December 31, 2004 and December 31, 2005, respectively. The balance due from the stockholder was $2,617,000, $657,000 and $1,555,000 (unaudited) at June 30, 2004 and 2005 and December 31, 2005, respectively. This Series A stockholder’s ownership represents less than 2.0% of the common stock, Series A and Series B preferred stock, as converted, outstanding at December 31, 2005 (unaudited) and it does not have the right to appoint a member to the Company’s Board of Directors and has no active involvement in the day to day management or direction of Company policies.

Note 12—Unaudited Pro Forma Net Income (Loss) Per Share Attributable To Common Stockholders:

Pro forma basic and diluted net income (loss) per share have been computed to give effect to the automatic conversion of the mandatorily redeemable cumulative convertible preferred stock and convertible preferred stock to common stock that will occur upon the closing of the Company’s initial public offering (using the as-converted method) for the fiscal year ended June 30, 2005 and the six months ended December 31, 2005, as if the closing occurred at the beginning of fiscal 2005. The numerator excludes the accretion of the Series B redemption value of $4,343,000 and $3,001,000 during the fiscal year ended June 30, 2005 and the six months ended December 31, 2005, respectively as well as allocation of income to Series A participating stockholders of $45,000 in the six month period ended December 31, 2005. The following table sets forth the computation of the unaudited pro forma basic and diluted net income per share:

	Year Ended June 30, 2005	Six Months Ended December 31, 2005
	(Unaudited)	(Unaudited)
Numerator:
Net income (loss)	$(312,000)	$3,301,000
Denominator:
Weighted average common shares outstanding	8,741,557	8,691,009
Less: Unvested common shares subject to repurchase	(78,270)	(41,776)
Add: Adjustments to reflect the weighted average effect of the assumed conversion of Series A and B preferred stock from the date of issuance	4,262,750	4,262,750

Total shares used in computing basic pro forma net income per common share	12,926,037	12,911,983

Add: Adjustments to reflect the effect of the assumed exercise/vesting of:
Employee stock options outstanding	—	794,705
Unvested common shares subject to repurchase	—	41,652

Total shares used in computing diluted pro forma net income per common share	12,926,037	13,748,340

Unaudited pro forma net income (loss) per common share:
Basic	$(0.02)	$0.26

Diluted	$(0.02)	$0.24

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Note 13—Subsequent Events:

Reincorporation

The Company reincorporated in Delaware on March 20, 2006. All references to share amounts have been retroactively restated in the accompanying financial statements to give effect to the reincorporation.

Reverse Stock Split

On March 20, 2006, the stockholders approved a 1 for 2 reverse split of the Company’s common stock. The accompanying historical financial statements have been restated to reflect this reverse stock split.

Stockholders’ Capital and Equity Incentive Plans

As of March 20, 2006, the Company’s stockholders approved the following changes to its authorized capital stock and the adoption of two new stock based incentive plans effective upon the closing of the Company’s initial public offering; specifically:

•	an increase in the number of shares of authorized, $0.001 par value, common stock from 85,000,000 to 140,000,000 shares,

•	the authorization to issue 10,000,000 shares, $0.001 par value, undesignated preferred stock,

•	the adoption of the 2006 Equity Incentive Plan covering 1,000,000 shares, and

•	the adoption of the 2006 Employee Stock Purchase Plan covering 500,000 shares.

Through and including             , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

5,400,000 Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.

Cowen & Company

Needham & Company, LLC

            , 2006

PART II

Information Not Required In Prospectus

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by Nextest, other than the underwriting discounts and commissions payable by Nextest in connection with the sale of the common stock being registered. Except for the underwriting discounts, no portion of these expenses will be borne by the selling stockholders. All amounts shown are estimates except for the registration fee and the NASD filing fee.

Amount to be Paid
Registration fee	$10,632
NASD filing fee	10,436
Nasdaq National Market	100,000
Blue sky qualification fees and expenses	2,500
Printing and engraving expenses	100,000
Legal fees and expenses	350,000
Accounting fees and expenses	600,000
Transfer agent and registrar fees	2,500
Miscellaneous expenses	8,932

TOTAL:	$1,185,000

Item 14.    Indemnification of Officers and Directors.

Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. Our amended and restated certificate of incorporation and bylaws provide that we will indemnify our directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, we have entered into separate indemnification agreements with our directors and executive officers which would require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). The indemnification provisions in our amended and restated certificate of incorporation and bylaws and the indemnification agreements to be entered into between us and our directors and executive officers may be sufficiently broad to permit indemnification of our directors and executive officers for liabilities (including reimbursement of expenses incurred) arising under the Securities Act. We also intend to maintain director and officer liability insurance, if available on reasonable terms, to insure our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, the underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities.

From February 7, 2003 through February 6, 2006, we have sold and issued an aggregate of 1,317,900 options to purchase shares of common stock to our directors, employees and consultants at exercise prices ranging from $1.00 to $10.00 and 532,529 shares of common stock have been issued pursuant to the exercise of options for aggregate proceeds of $158,269.

The sales of the above securities were deemed to be exempt from registration pursuant to either Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans approved by the registrant’s board of directors. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about the registrant or had adequate access, through their relationship with us, to information about us. There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16.    Exhibits and Financial Statement Schedules.

(A) EXHIBITS

Exhibit Number	Description of Document
1.1†	Form of Underwriting Agreement
3.1†	Amended and Restated Articles of Incorporation, as amended
3.2†	Bylaws currently, as amended and in effect
3.3†	Form of Amended and Restated Certificate of Incorporation (to be effective at closing)
3.4†	Form of Amended and Restated Bylaws (to be effective at closing)

3.5	Amended and Restated Certificate of Incorporation, as amended and currently in effect
4.1†	Specimen Common Stock Certificate
4.2†	Information and Registration Rights Agreement by and among Nextest Systems Corporation and certain holders of preferred stock, dated as of November 27, 2001
5.1	Opinion of Heller Ehrman LLP
10.1†	Nextest Systems Corporation 1998 Equity Incentive Plan, as amended
10.2†	Form of Option Agreement under Nextest Systems Corporation 1998 Equity Incentive Plan
10.3†	Nextest Systems Corporation 2006 Equity Incentive Plan
10.4†	Form of Option Agreement under Nextest Systems Corporation 2006 Equity Incentive Plan
10.5†	Nextest Systems Corporation 2006 Employee Stock Purchase Plan
10.6†	Form of Indemnification Agreement
10.7†	Lease Agreement dated October 16, 2000 by and between Lawrence L. Reece Trust and the Company
10.8†	Lease Agreement dated April 8, 2004 by and between Wilson Hui, Theresa Hui, Yen Hui, Yenny Chuong and James Chuong and the Company
21.1†	Subsidiaries of Nextest Systems Corporation
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
23.2	Consent of Heller Ehrman LLP (included in Exhibit 5.1)
24.1†	Power of Attorney (included on page II-4)

†	Previously filed

(B) FINANCIAL STATEMENT SCHEDULE

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein and the Offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 6 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Jose, California, on the 21st day of March, 2006.

NEXTEST SYSTEMS CORPORATION

By:	/S/ ROBIN ADLER
Robin Adler Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ ROBIN ADLER Robin Adler	Chief Executive Officer and Chairman (Principal Executive Officer)	March 21, 2006

/S/ JAMES P. MONIZ* James P. Moniz	Chief Financial Officer (Principal Financial and Accounting Officer)	March 21, 2006

/S/ HOWARD MARSHALL* Howard Marshall	Director	March 21, 2006

/S/ JUAN A. BENITEZ* Juan A. Benitez	Director	March 21, 2006

/S/ STEPHEN G. NEWBERRY* Stephen G. Newberry	Director	March 21, 2006

/S/ RICHARD L. DISSLY* Richard L. Dissly	Director	March 21, 2006

/S/ EUGENE R. WHITE* Eugene R. White	Director	March 21, 2006

*By:	/S/ ROBIN ADLER
Robin Adler Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1†	Form of Underwriting Agreement

3.1†	Amended and Restated Articles of Incorporation, as amended

3.2†	Bylaws currently, as amended and in effect

3.3†	Form of Amended and Restated Certificate of Incorporation (to be effective at closing)

3.4†	Form of Amended and Restated Bylaws (to be effective at closing)

3.5	Amended and Restated Certificate of Incorporation, as amended and currently in effect

4.1†	Specimen Common Stock Certificate

4.2†	Information and Registration Rights Agreement by and among Nextest Systems Corporation and certain holders of preferred stock, dated as of November 27, 2001

5.1	Opinion of Heller Ehrman LLP

10.1†	Nextest Systems Corporation 1998 Equity Incentive Plan, as amended

10.2†	Form of Option Agreement under Nextest Systems Corporation 1998 Equity Incentive Plan

10.3†	Nextest Systems Corporation 2006 Equity Incentive Plan

10.4†	Form of Option Agreement under Nextest Systems Corporation 2006 Equity Incentive Plan

10.5†	Nextest Systems Corporation 2006 Employee Stock Purchase Plan

10.6†	Form of Indemnification Agreement

10.7†	Lease Agreement dated October 16, 2000 by and between Lawrence L. Reece Trust and the Company

10.8†	Lease Agreement dated April 8, 2004 by and between Wilson Hui, Theresa Hui, Yen Hui, Yenny Chuong and James Chuong and the Company

21.1†	Subsidiaries of Nextest Systems Corporation

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

23.2	Consent of Heller Ehrman LLP (included in Exhibit 5.1)

24.1†	Power of Attorney (included on page II-4)

†	Previously filed